Exhibit 1

WESTPAC

GROUP

INTERIM
RESULTS
2012

THE INTERIM PROFIT ANNOUNCEMENT HAS BEEN PREPARED FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

Westpac Banking Corporation ABN 33 007 457 141.

RESULTS ANNOUNCEMENT TO THE MARKET

INTERIM 2012 RESULT

01	INTRODUCTION	iii
02	REPORTED RESULTS 2.1 Reported Results 2.2 Reported Balance Sheet 2.3 Key Financial Data 2.4 Market Share and System Multiple Metrics 2.5 Risk Factors	1 1 2 3 5 7
03	REVIEW OF GROUP OPERATIONS 3.1 Reported Results Summary 3.2 Review of Reported Results 3.3 Credit Quality 3.4 Balance Sheet and Funding 3.5 Capital and Dividends 3.6 Other Significant Developments	13 13 18 34 37 43 47
04

DIVISIONAL RESULTS

4.0           Divisional Results

4.1           Australian Financial Services (AFS)

4.1.1              Westpac Retail and Business Banking

4.1.2              St.George Banking Group

4.1.3              BT Financial Group (Australia)

4.2           Westpac Institutional Bank

4.3           Westpac New Zealand

4.4           Pacific Banking

4.5           Group Businesses

53 53 54 55 59 62 65 68 72 75
05

INTERIM 2012 REPORTED FINANCIAL INFORMATION

5.1           Consolidated Income Statement (unaudited)

5.2           Consolidated Balance Sheet (unaudited)

5.3           Consolidated Cash Flow Statement (unaudited)

5.4           Consolidated Statement of Comprehensive Income (unaudited)

5.5           Consolidated Statement of Changes in Equity (unaudited)

5.6           Notes to Interim 2012 Reported Financial Information (unaudited)

77 78 79 80 81 82 83
06	OTHER INFORMATION 6.1 Exchange Rates 6.2 Financial Calendar	112 112 113
07	SEGMENT RESULT 7.1 Half Year Segment Reported Results 7.2 Cash Earnings Adjustments	114 114 117
08	GLOSSARY	119

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities unless it clearly means just Westpac Banking Corporation.

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

1.            Introduction

This Interim Profit Announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2012 (First Half 2012). Throughout this profit announcement we also refer to the six months ended 31 March 2011 (First Half 2011) and the six months ended 30 September 2011 (Second Half 2011).

The selected financial information for First Half 2012, First Half 2011 and Second Half 2011 contained in this Interim Profit Announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation and its controlled entities (Group) for the six months ended 31 March 2012.  The Interim Financial Report complies with current Australian Accounting Standards, which include the Australian equivalents to International Financial Reporting Standards (A-IFRS) as they relate to interim financial reports.  The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘dollars’ ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollar amounts into US dollar amounts has been made at the rate of A$1 = US$1.0367, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 30 March 2012. Refer to Section 6.1 ‘Exchange Rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for First Half 2011, Second Half 2011 and First Half 2012.

In addition to discussing the A-IFRS financial information in this announcement, we also discuss the following non-A-IFRS financial information:

Cash Earnings

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.  In assessing its financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as “Cash Earnings”.  A reconciliation of Cash Earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Section 7. To calculate Cash Earnings, Westpac adjusts the reported results for the items outlined below. This allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to reported results to determine Cash Earnings:

■	Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

■	Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

■	Accounting reclassifications between individual line items that do not impact reported results, such as policy holder tax recoveries.

Outlined below are the Cash Earnings adjustments to the reported result:

■

Trust Preferred Securities (TPS) revaluations – Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the reported results. The mismatch is added back to reported results in deriving Cash Earnings as it does not affect the Group’s profits over time;

■

Treasury shares – Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income;

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

■

Ineffective hedges – The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

■	Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

-

The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting Non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

-

The unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

-

The unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

■

Gain/(loss) on buyback of Government guaranteed debt – During 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between Reported Earnings and Cash Earnings;

■

Tax provision – In First Half 2011, the Group increased tax provisions by $93 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of historical tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution. In Second Half 2011, several of these outstanding matters were resolved. As a result, $23 million of the provision was not required. This benefit was also treated as a Cash Earnings adjustment;

■

Supplier program – In First Half 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses are not considered in determining dividends they are being treated as Cash Earnings adjustments; and

■

Amortisation of intangible assets – The acquisition of J O Hambro, previously a privately owned London-based boutique equity investment manager, by BT Investment Management (BTIM) during First Half 2012 resulted in the recognition of management contract intangible assets. These intangible items are amortised over their useful lives, ranging between five and twenty years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

St.George merger related Cash Earnings adjustments:

■

As part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they do not impact the earnings expected from St.George following the integration period. As the merger was completed over three years ago no further merger transaction expenses will be incurred;

■

Amortisation of intangible assets – The merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

■

The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a Cash Earnings adjustment; and

■

Tax consolidation adjustment – Finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million in First Half 2011.  The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and because they do not reflect ongoing operations.

Policyholder Tax Recoveries

The Life Insurance standard AASB 1038 requires the grossing up of tax expense and income for the tax on earnings applicable to holders of our life policies (policy holders tax recoveries). Westpac reverses the impact of this gross up to provide comparability across reporting periods.

Average Ordinary Equity

Average ordinary equity is calculated as the daily average of total equity less average non-controlling interests. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non-controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-A-IFRS financial measures.

Disclosure Regarding Forward-Looking Statements

This Interim Profit Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Profit Announcement and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

■	the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

■

the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

■	market volatility, including uncertain conditions in funding, equity and asset markets;

■	adverse asset, credit or capital market conditions;

■	changes to our credit ratings;

■	levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

■	market liquidity and investor confidence;

■

changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and our ability to maintain or to increase market share and control expenses;

■	the effects of competition in the geographic and business areas in which Westpac conducts its operations;

■	reliability and security of Westpac’s technology and risks associated with changes to technology systems;

■	the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

v

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

■	the effectiveness of our risk management policies, including our internal processes, systems and employees;

■	the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

■	internal and external events which may adversely impact our reputation;

■	changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate; and

■	various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to the section 2.5 ‘Risk Factors’. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Interim Profit Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Profit Announcement.

Web sites

Information contained in or otherwise accessible through the web sites mentioned in this Interim Profit Announcement does not form part of the report unless we specifically state that the information is incorporated by reference thereby forming part of the report. All references in this report to web sites are inactive textual references and are for information only.

INTERIM RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

2.1                                     Reported Results

2.1.1                            Reported Results

Reported net profit attributable to owners of WBC is prepared in accordance with the requirements of A-IFRS and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
$m	March 12 US$	March 12 A$	Sep 11 A$	March 11 A$	Sept 11- Mar 12	Mar 11- Mar 12
Net interest income	6,412	6,185	6,151	5,845	1	6
Non-interest income	2,744	2,647	2,415	2,502	10	6
Net operating income before operating expenses and impairment charges	9,156	8,832	8,566	8,347	3	6
Operating expenses	(4,039)	(3,896)	(3,753)	(3,653)	(4)	(7)
Impairment charges	(630)	(608)	(530)	(463)	(15)	(31)
Profit before income tax	4,487	4,328	4,283	4,231	1	2
Income tax expense	(1,376)	(1,327)	(1,220)	(235)	(9)	large
Profit for the period	3,111	3,001	3,063	3,996	(2)	(25)
Profit attributable to non-controlling interests	(35)	(34)	(33)	(35)	(3)	3
Net profit attributable to owners of Westpac Banking Corporation	3,076	2,967	3,030	3,961	(2)	(25)
Effective tax rate	30.7%	30.7%	28.5%	5.6%	(220bps)	large

Net profit attributable to owners of Westpac Banking Corporation for First Half 2012 was $2,967 million, a decrease of $994 million or 25% compared to First Half 2011. Key drivers of this result were a 6% increase in Net operating income before operating expenses and Impairment charges, a 31% increase in Impairment charges and a $1,092 million increase in Income tax expense.  First Half 2011 Income tax expense benefited from a $1,110 million tax adjustment relating to the impact of finalising tax consolidation of the St.George merger.

Net operating income before operating expenses and impairment charges increased in the majority of the Group’s Divisions including Westpac Retail & Business Banking (Westpac RBB), Westpac Institutional Bank (WIB), Westpac New Zealand and St.George Banking Group (St.George).  Operating expense growth reflected higher restructuring costs and impact of prior period investments.

Net interest income increased $340 million compared to First Half 2011, reflecting growth in loans and deposits – offset by some margin contraction. This is discussed further in Section 3.2.1.

Non-interest income increased $145 million, compared to First Half 2011, reflecting growth in the retail banking divisions, the benefit of the J O Hambro acquisition, and higher markets income1. The drivers of Non-interest income are discussed in Section 3.2.2.

Operating expenses increased $243 million compared to First Half 2011. This primarily reflects the impact of the acquisition of J O Hambro, an increase in operating costs from the Bank of Melbourne expansion and a provision raised for the Group’s supplier program2. Operating expenses are discussed further in Section 3.2.3.

Impairment charges increased $145 million, or 31% compared to First Half 2011. This change was mostly due to a $106 million net reduction in economic overlay provisions in First Half 2011, while there was little change in the economic overlay in First Half 2012.

The effective tax rate was 30.7% in First Half 2012 compared to 5.6% in First Half 2011.  The increase in the effective tax rate was the result of the $1,110 million benefit recognised in First Half 2011 not being repeated in First Half 2012.

1  Markets income includes income earned in our WIB Markets, Equities, St.George, Pacific Banking and other divisions.

2  Further details of the supplier program can be found on page 118.

INTERIM RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

2.2                                     Reported Balance Sheet

2.2.1                            Summary Balance Sheet

	As at	As at	As at	As at
$m	31 March 2012 US$	31 March 2012 A$	30 Sept 2011 A$	31 March 2011 A$	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Assets
Cash and balances with central banks	11,883	11,462	16,258	4,781	(29)	140
Receivables due from other financial institutions	6,906	6,662	8,551	8,981	(22)	(26)
Trading securities, other financial assets designated at fair value and available-for-sale securities[1]	71,714	69,175	69,006	61,233	-	13
Derivative financial instruments	31,766	30,641	49,145	31,555	(38)	(3)
Loans[2]	524,699	506,124	496,609	484,207	2	5
Life insurance assets	8,446	8,147	7,916	9,586	3	(15)
Other assets[3]	22,517	21,721	22,743	21,615	(4)	-
Total assets	677,931	653,932	670,228	621,958	(2)	5
Liabilities
Payables due to other financial institutions	9,350	9,019	14,512	12,873	(38)	(30)
Deposits	391,311	377,458	370,278	342,498	2	10
Trading liabilities and other financial liabilities designated at fair value	6,433	6,205	9,803	7,700	(37)	(19)
Derivative financial instruments	32,509	31,358	39,405	35,258	(20)	(11)
Debt issues and acceptances	163,359	157,576	165,931	153,597	(5)	3
Life insurance liabilities	7,460	7,196	7,002	8,723	3	(18)
Loan capital	8,663	8,356	8,173	8,250	2	1
Other liabilities[4]	12,324	11,889	11,316	10,940	5	9
Total liabilities	631,409	609,057	626,420	579,839	(3)	5
Equity
Total equity attributable to owners of Westpac Banking Corporation	44,472	42,898	41,826	40,196	3	7
Non-controlling interests[5]	2,050	1,977	1,982	1,923	-	3
Total equity	46,522	44,875	43,808	42,119	2	7

	Half Year	Half Year	Half Year	Half Year
$m	31 March 2012 US$	31 March 2012 A$	30 Sept 2011 A$	31 March 2011 A$	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Average balances
Total assets	681,933	657,792	636,154	620,660	3	6
Loans and other receivables	516,067	497,798	479,949	472,195	4	5
Total equity	45,875	44,251	42,062	40,532	5	9

1      Trading securities include debt and equity instruments which are actively traded. Other financial assets include equity related instruments, warrants and non-trading bonds and notes. Available-for-sale-securities include public and other debt and equity securities.

2       Includes loans, advances, other receivables and acceptances of customers.

3       Includes intangible assets, fixed assets, deferred tax assets and regulatory deposits with central banks overseas.

4       Includes provisions and tax liabilities.

5       Includes 2003 Trusted Preferred Securities (TPS) and 2006 TPS hybrid capital instruments.

INTERIM RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

2.3                                     Key Financial Data

2.3.1                            Key Financial Data – Earnings

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 12 US$	March 12 A$	Sept 11 A$	March 11 A$	Sept 11- Mar 12	Mar 11- Mar 12
Shareholder Value
Earnings per ordinary share (cents)[1]	101.4	97.8	100.6	132.5	(3)	(26)
Weighted average ordinary shares (millions)	3,031	3,031	3,007	2,987	1	1
Fully franked dividends per ordinary share (cents)	85	82	80	76	3	8
Net tangible assets per ordinary share ($)[2]	10.50	10.12	9.96	9.55	2	6

Productivity and efficiency
Expense to income ratio[3]	44.1%	44.1%	43.8%	43.8%	(30bps)	(30bps)

Business performance
Interest spread[4]	1.86%	1.86%	1.90%	1.82%	(4bps)	4bps
Benefit of net non-interest bearing assets, liabilities and equity[5]	0.30%	0.30%	0.31%	0.35%	(1bps)	(5bps)
Net interest margin[6]	2.16%	2.16%	2.21%	2.17%	(5bps)	(1bps)
Average interest earning assets ($m)	594,697	573,644	555,187	541,217	3	6

2.3.2                            Key Financial Data – Profitability and Capital Adequacy

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 12 US$	March 12 A$	Sept 11 A$	March 11 A$	Sept 11- Mar 12	Mar 11- Mar 12
Return on average ordinary equity[7]	14.0%	14.0%	15.1%	20.6%	(110bps)	large
Average ordinary equity ($m)[8]	43,830	42,278	40,143	38,609	5	10
Average total equity ($m)[9]	45,875	44,251	42,062	40,532	5	9
Total committed exposures (TCE) ($m)	771,923	744,596	744,209	702,228	-	6
Tier 1 capital ratio	9.8%	9.8%	9.7%	9.5%	10bps	30bps
Total regulatory capital ratio	10.8%	10.8%	11.0%	11.0%	(20bps)	(20bps)
Risk weighted assets ($m)	311,058	300,046	279,961	276,827	7	8

2.3.3                            Key Financial Data – Asset Quality

	As at	As at	As at	% Mov’t	% Mov’t
	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Total impaired assets to gross loans	0.88%	0.92%	0.98%	4bps	10bps
Total impaired assets to equity and total provisions	9.1%	9.6%	10.1%	50bps	100bps
Total impairment provisions to total impaired assets	37.8%	36.0%	42.2%	180bps	large
Total stressed exposures as a % of total committed exposures	2.26%	2.48%	2.85%	22bps	59bps
Total provisions to gross loans	86bps	88bps	102bps	(2bps)	(16bps)
Collectively assessed provisions to performing non-housing loans[10]	164bps	169bps	182bps	(5bps)	(18bps)
Mortgages 90 days past due	0.55%	0.55%	0.59%	-	4bps
Other consumer loans 90 days past due	1.33%	1.16%	1.34%	(17bps)	1bps
Collectively assessed provisions to credit risk weighted assets	122bps	126bps	138bps	(4bps)	(16bps)

For explanation of the above footnotes please see the following page.

INTERIM RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

Notes to Section 2.3:

1     Based on the average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC.

2     Total equity attributable to owners of Westpac Banking Corporation after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

3     Calculated as Group operating expenses excluding impairment charges divided by Group Net operating income before operating expenses and impairment charges.

4      Calculated as the difference between the average yield on all interest earnings assets and the average rate paid on all interest bearing liabilities.

5     Determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.

6      Calculated by dividing Net interest income by average interest earning assets (annualised).

7      Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).

8      Calculated as average total equity less average non-controlling interests.

9      Average total equity is the average balance of shareholders’ equity, including non-controlling interests.

10   Non-housing loans have been determined on a loan purpose basis.

INTERIM RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

2.4                                     Market Share and System Multiple Metrics

2.4.1                            Market Share

Australia	Half Year March 12	Half Year Sept 11	Half Year March 11
Banking System (APRA)[1]
Housing credit[2]	26%	26%	26%
Cards	23%	23%	23%
Household deposits	23%	23%	23%
Business deposits	21%	21%	21%

Financial System (RBA)[3]
Housing credit[2]	24%	24%	24%
Business credit	18%	18%	18%
Retail deposits[4]	21%	21%	21%

New Zealand[5,6]	Half Year March 12	Half Year Sept 11	Half Year March 11
Consumer lending	20%	20%	20%
Deposits	21%	21%	20%
Business lending	17%	18%	18%

Australian Wealth Management[7]	Half Year March 12	Half Year Sept 11	Half Year March 11
Platforms (includes Wrap)	21%	20%	20%
Retail (excludes Cash)	20%	19%	19%
Corporate Super	13%	10%	10%
Funds Management - BTIM	5%	5%	5%
Wholesale - BTIM	2%	2%	3%

Australian Life Insurance[8]	Half Year March 12	Half Year Sept 11	Half Year March 11
Life Insurance - inflows	7%	7%	7%
Life Insurance - new business	8%	8%	8%

1     Source: Australian Prudential Regulation Authority (APRA).

2     Includes securitised loans.

3     Source: Reserve Bank of Australia (RBA).

4     Retail deposits as measured by the RBA financial system includes financial corporations deposits.

5     New Zealand comprises the New Zealand retail banking operations.

6     Source: Reserve Bank of New Zealand (RBNZ).

7    Market Share Funds under Management/Funds under Administration based on published market share statistics from Plan for Life and Morningstar as at December 2011 (for First Half 2012), June 2011 (for Second Half 2011), and as at December 2010 (for First Half 2011) and represents the addition of St.George Wealth and BT Wealth business market share at these times.

8    Source: Life Insurance – Plan for Life December 2011 (for First Half 2012), June 2011 (for Second Half 2011), December 2010 (including St.George Life Insurance) for First Half 2011.

INTERIM RESULTS 2012

GROUP RESULTS

REPORTED RESULTS

2.4.2                            System Multiples

System refers to the overall market growth across financial institutions for a product or group of products in the relevant geographic location.

Australia	Half Year March 12	Half Year Sept 11	Half Year March 11
Banking System (APRA)[1]
Housing credit[2]	0.7	0.9	0.9
Cards[4]	1.2	n/a	0.1
Household deposits	1.0	1.1	0.1
Business deposits	4.2	1.1	1.6

Financial System (RBA)[3]
Housing credit[2]	0.8	1.1	1.0
Business credit[4]	1.2	n/a	n/a
Retail deposits[5]	1.7	1.1	1.0

New Zealand[6,7,8]	Half Year March 12	Half Year Sept 11	Half Year March 11
Consumer lending	2.0	3.1	1.1
Deposits	0.8	3.1	0.7

1      Source: Australian Prudential Regulation Authority (APRA).

2      Includes securitised loans.

3      Source: Reserve Bank of Australia (RBA).

4      n/a indicates that system growth was negative, and as such system growth multiples cannot be calculated.

5      Retail deposits as measured in the RBA financial system includes financial corporations deposits.

6      New Zealand comprises the New Zealand retail banking operations.

7      Source: Reserve Bank of New Zealand (RBNZ).

8      System multiple calculated as a six month rolling average.

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2.5.                          Risk Factors

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations, financial condition or future performance could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Profit Announcement and our 2011 Annual Report on Form 20-F (“2011 Annual Report”) before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws and regulations and regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC) and Australian Transaction Reports and Analysis Centre (AUSTRAC). The Reserve Bank of New Zealand (RBNZ) has supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the U.S. Securities and Exchange Commission (SEC).

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply with applicable laws and regulations, we may be subject to fines, penalties or restrictions on our ability to do business. An example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a director, executive officer or employee or not to undertake transactions). Any such costs and restrictions could have a material adverse effect on our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we continue to face increased supervision and regulation in most of the jurisdictions in which we operate, particularly in the areas of funding, liquidity, capital adequacy and prudential regulation. One example of this is the announcement in December 2010 by the Basel Committee on Banking Supervision (BCBS) of a revised global regulatory framework, known as Basel III. Basel III will, among other things, increase the required quality and quantity of capital held by banks and introduce new minimum standards for the management of liquidity risk. APRA has announced that it supports the Basel III framework and it will incorporate the framework into its prudential standards. The Basel III framework comes into effect from 1 January 2013, subject to various transitional arrangements. Further details on the Basel III framework are set out in Section 3.6 ‘Other Significant Developments’ in this Interim Profit Announcement and in Section 1 of our 2011 Annual Report.

There has also been a series of other regulatory releases from authorities in the various jurisdictions in which we operate proposing significant regulatory change for financial institutions. This includes global ‘Over The Counter’ (OTC) derivatives reform and recovery and resolution planning requirements proposed by the Financial Stability Board (FSB), as well as other components of the US Dodd-Frank legislation (including the Volcker Rule) which is designed to reform the entire system for the supervision and regulation of financial firms that operate in the US, including foreign banks like Westpac. Other areas of potential change that could impact us include changes to accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection and competition legislation and bribery, anti-money laundering and counter-terrorism financing laws. In addition, further changes may occur driven by policy, prudential or political factors.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. Such an approach may not appropriately respond to the specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

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Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes and procedures to comply with the new regulations.

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct or require us to alter our product and service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could have a material adverse effect on our business, financial performance, financial condition or prospects.

For further information refer to the section 3.6 ‘Other Significant Developments’ in this Interim Profit Announcement and our 2011 Annual Report specifically ‘Significant Developments’ in Section 1 and the sections ‘Adoption of new and revised accounting policies’, ‘Critical accounting assumptions and estimates’ and ‘Future accounting developments’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While there have been periods of stability in these markets, the environment has become more volatile and unpredictable. This has been exacerbated by the potential for sovereign debt defaults and/or banking failures in Europe which has contributed to volatility in stock prices and credit spreads. Focus has also extended to the US following Standard & Poor’s downgrade of the sovereign credit rating of the United States in August 2011. Adding to the uncertainty has been a slowing in the economic outlook for a number of countries, including China. Our direct exposure to the affected European countries is immaterial, with the main risks we face being damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 31 March 2012, approximately 39% of our total net funding originated from domestic and international wholesale markets, of this around 58% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from relatively less stable or more expensive forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business, results of operations, liquidity, capital resources and financial condition.

Westpac enters into collateralised derivative positions, which may require Westpac to post additional collateral based on adverse movements in market rates, which would adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ and Note 27 to the financial statements in our 2011 Annual Report.

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Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are opinions on our creditworthiness. Our credit ratings affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength and structural considerations regarding the Australian financial system. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Standard & Poor’s announced that it is changing its methodology for determining bank ratings and published its initial proposals on 6 January 2011. Following a review period, the new criteria were finalised on 9 November 2011. On 1 December 2011 Standard & Poor’s announced the updated ratings for certain banks across the Asia-Pacific region under the revised approach and Westpac, along with the other major Australian Banks, was issued a long-term, senior unsecured credit rating of AA- down from AA. The outlook for the credit rating is stable. Westpac’s short term credit rating was affirmed at A-1+.

On 24 February 2012, following its review of the debt ratings of the four major Australian banks, Fitch announced that Westpac had been issued a long-term senior unsecured issuer default rating of AA- down from AA, and in line with the other major Australian banks. The outlook for the credit rating is stable. Westpac’s short term issuer default rating was affirmed at F1+.

If we fail to maintain our current credit ratings, this could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, the financial services industry and capital markets have been, and may continue to be, adversely affected by continuing market volatility and the negative outlook for global economic conditions. Recently there has been an increased focus on the potential for sovereign debt defaults and/or significant bank failures in the 17 countries comprising the Eurozone which has exacerbated these conditions. There can be no assurance that the market disruptions in the Eurozone, including the increased cost of funding for certain Eurozone governments, will not spread, nor can there be any assurance that future assistance packages will be available or sufficiently robust to address any further market contagion in the Eurozone or elsewhere.

Any such market and economic disruptions could have a material adverse effect on financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity and impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our businesses, financial performance, financial condition and prospects could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values because we receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

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Declining asset prices could also impact customers and counterparties and the value of security we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, levels of employment, interest rates and trade flows in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in the Australian and New Zealand housing markets or property valuations could adversely impact our home lending activities because the ability of our borrowers to repay their loans or counterparties to honour their obligations may be affected, causing us to incur higher credit losses, or the demand for our home lending products may decline.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also negatively impact the Australian economy and our customers. This could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it would negatively impact our business, financial performance, financial condition and prospects.

An increase in defaults in credit exposures could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the likelihood that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loans and interest.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be impacted to varying degrees by economic conditions in global financial markets.

We hold collective and individually assessed provisions for our credit exposures. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and would adversely affect our operating results, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 27 to the financial statements in our 2011 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also materially adversely affect our results of operations by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and need to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on more expensive or less stable forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our results of operations, financial performance and financial condition.

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For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1 in our 2011 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our results of operations, liquidity, capital resources and financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2011 Annual Report.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure and our customer databases are crucial in maintaining our banking applications and processes. There is a risk that these information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control or that our security measures may prove inadequate or ineffective. Any failure of these systems could result in business interruption, loss of customers, reputational damage and claims for compensation, which could adversely affect our results of operations and financial performance.

Further, our ability to develop and deliver products and services to our customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current Strategic Investment Priorities (SIPs) program. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our results of operations.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from technology failure, inadequate or failed internal processes, people and systems or from external events. As a financial services organisation we are exposed to a variety of operational risks.

Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement significant measures to protect the security and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, computer viruses, external attacks or internal breaches that could have an adverse security impact and compromise our confidential information or that of our customers and counterparts. Any such security breach could result in regulatory enforcement actions, reputational damage and reduced operational effectiveness. Such events could subsequently adversely affect our financial condition and results of operations.

We are also highly dependent on the conduct of our employees. We could, for example, be adversely affected if human error results in a process error or if an employee engages in fraudulent conduct. While we have policies and processes to minimise the risk of human error and employee misconduct, these policies and processes may not always be effective.

Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing and minimising fraud fail, or are ineffective, they could lead to loss which could adversely affect our results of operations, financial performance or financial condition and our reputation.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability and reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2011 Annual Report.

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We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate and foreign exchange risk) and operational risk.

However, there are inherent limitations with any risk management framework as there may exist, or develop in the future, risks that we have not anticipated or identified or controls may not operate effectively.

If any of our risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2011 Annual Report.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

This risk of losses due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

There are various potential sources of reputational damage including potential conflicts of interest, pricing policies, failing to comply with legal and regulatory requirements, ethical issues, engagements and conduct of external suppliers, failing to comply with money laundering laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, information security policies, improper sales and trading practices, failing to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures, security breaches and risk management failures. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our customers and counterparties.

Failure to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or remediation costs, or harm our reputation among our customers, investors and the marketplace. This could lead to loss of business which could adversely affect our results of operations, financial performance or financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of market volatility.

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REVIEW OF GROUP

OPERATIONS

3.1        Reported Results Summary

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 12	March 12	Sept 11	March 11	Sept 11-	Mar 11-
$m	US$	A$	A$	A$	Mar 12	Mar 12
Net interest income	6,412	6,185	6,151	5,845	1	6
Non-interest income	2,744	2,647	2,415	2,502	10	6
Net operating income before operating expenses and impairment charges	9,156	8,832	8,566	8,347	3	6
Operating expenses	(4,039)	(3,896)	(3,753)	(3,653)	(4)	(7)
Profit before impairment charges and income tax expense	5,117	4,936	4,813	4,694	3	5
Impairment charges	(630)	(608)	(530)	(463)	(15)	(31)
Profit before income tax	4,487	4,328	4,283	4,231	1	2
Income tax expense	(1,376)	(1,327)	(1,220)	(235)	(9)	large
Profit for the period	3,111	3,001	3,063	3,996	(2)	(25)
Profit attributable to non-controlling interests	(35)	(34)	(33)	(35)	(3)	3
Net profit attributable to owners of Westpac Banking Corporation	3,076	2,967	3,030	3,961	(2)	(25)

Overview

The 2012 financial year commenced with significant uncertainty and volatility driven by a weakening in the global economic outlook and a further deterioration in the European sovereign crisis.  While growth in Australia continued, this was principally driven by mining investment, with other sectors in the economy experiencing slowing demand and ongoing strains from the high Australian dollar.  These trends led the RBA to ease monetary policy in the current year, reducing its cash rate by 100 basis points.

For the banking sector, global trends contributed to increased market volatility leading to a general widening of credit spreads and negative revaluations of most fixed income securities.  At the same time, term funding markets were challenging as investor uncertainty reduced their appetite for term debt.

As the half progressed, the introduction of the Long Term Refinancing Operation (LTRO) in Europe proved a significant catalyst to improving sentiment and, combined with early signs of healthier economic conditions in the US, contributed to a more stable global outlook.  This in turn led to improved demand for Australian bank debt, including covered bond issuance.

While some stability has now returned to global markets, businesses and consumers remain cautious in Australia which has seen: demand for new lending remaining low; a continued focus on improving balance sheet strength; and limited investor appetite for riskier assets.  As a result financial system housing credit has increased 2.4% between September 2011 and March 2012 and business credit has increased just 1.6%.  These conditions have also led to an improved savings rate and more robust growth in customer deposits, which rose 3%, over the last six months and led to customer deposits fully funding lending for the half.

In New Zealand, economic conditions were also relatively subdued in First Half 2012 as activity associated with the Rugby World Cup subsided and global uncertainty impacted exports.  However, confidence and activity measures have improved as the economy begins its rebuilding phase following the Christchurch earthquakes.  From a financial services perspective, growth has remained modest with lending little changed over the prior six months.  Consistent with trends in Australia, deposit growth has been more robust rising by 3% between September 2011 and March 2012.

Financial Performance Summary

The Westpac Group delivered a sound performance in First Half 2012 with a 1% increase in Profit before income tax compared to Second Half 2011, a further strengthening of the balance sheet and significant progress on the Group’s strategic agenda. Net profit attributable to owners of Westpac Banking Corporation for First Half 2012 was $2,967 million, 2% lower than Second Half 2011 and 25% lower than First Half 2011.  The result was driven by an increase in net operating income before operating expenses and impairment charges, increase in expenses, higher impairment charges and an income tax benefit of $1,110 million recognised in First Half 2011.

Profit before income tax of $4,328 million for First Half 2012 was up 1% over Second Half 2011 and while customer flows (lending, deposits and funds) improved, these were partially offset by higher funding costs, contributing to lower margins, and a reduced contribution from wealth and insurance.  Operating expenses rose 4% compared to Second Half 2011.

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REVIEW OF GROUP

OPERATIONS

The Group continues to experience customer growth benefiting from the ongoing investment in Westpac RBB, WIB, BT Financial Group (BTFG), Westpac New Zealand, and Bank of Melbourne.  Within St.George, while Bank of Melbourne and RAMS are performing solidly, revenue growth in the other St.George brands has been somewhat lower.

Across other divisions, Pacific Banking delivered a strong uplift in Net Profit After Tax (NPAT) (up $18 million or 49%) supported by an improving environment and increased foreign exchange activity.

Asset quality trends continue to be positive although a reduction in recoveries and write-backs contributed to a rise in impairment charges in First Half 2012 compared to both Second Half 2011 and First Half 2011.

Net profit attributable to owners of Westpac Banking Corporation of $2,967 million was equivalent to Earnings per share of 97.8 cents which were 3% lower compared to Second Half 2011.  Shares on issue increased 1% over the half due principally to shares issued under the dividend reinvestment plan.  The return on average ordinary equity for First Half 2012 was 14.0%.  This was lower than the 15.1% recorded in Second Half 2011 as average ordinary equity rose 5%.

The Group has made significant strategic progress during First Half 2012 including realigning its business model for the changing operating environment and continuing to deliver on its investment program.  In particular the Group has:

■                 Completed an organisational restructure to improve coordination across the Group while generating additional efficiencies. The key changes under this approach have included:

-           The establishment of Australian Financial Services (AFS), bringing together the Group’s Australian retail, business banking and wealth businesses under a single reporting line; and

-           Creation of the Group Services division, principally combining the Technology and Operations areas of the Group.

■                 Delivered over $100 million in productivity benefits from prior programs and from the organisational restructure.

■                 Focused on operational productivity, seeking to drive greater value from existing resources;

■                 Made significant headway in the development of an improved supplier model that will lead to an increase in functions being provided by global specialists.  This changed model is improving the flexibility and cost of managing key technology functions;

■                 Continued its investment in Bank of Melbourne with 19 branches opened since the July 2011 launch. The number of new customers joining Bank of Melbourne each month is now almost three times the level prior to the launch; and

■                 Continued to deliver on the SIPs investment program, including the completion of major payments enhancements and the substantial completion of the roll out of the St.George call centre and teller platforms into Westpac RBB.

At the same time, the Group has continued to re-shape its balance sheet, with more capital and a stronger funding mix.  This has included:

■                 Further increasing capital with a Tier 1 ratio of 9.81%;

■                 Strengthening the funding mix with a 2 percentage point rise in the stable funding ratio1 to 79% and an improvement in the customer deposit to loan ratio to 63.2% up 70 basis points;

■                 Maintaining liquid asset holdings above $100 billion; and

■                 Sustaining very strong provisioning cover with the ratio of collectively assessed provisions to credit risk weighted assets little changed at 122 basis points.

While strengthening the balance sheet has better positioned the Group for the changed operating and regulatory environment, it continues to have an impact on earnings and returns.  In particular, margins are lower from changes in the deposit and funding mix and from significantly higher liquid asset holdings.  The return on equity has also been impacted by higher capital levels.

1           Stable funding ratio is total stable funding divided by total funding. Total funding includes customer deposits, total wholesale funding (short and long term) and equity.

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REVIEW OF GROUP

OPERATIONS

Given the sound performance for First Half 2012, the Board declared a First Half dividend of 82 cents up 2 cents (2.5%) on the 2011 final dividend and 6 cents (7.9%) higher than the 2011 interim dividend.  This dividend represents a pay-out ratio of 83.8% and reflects the Group’s strong capital position and substantial franking balance.

First Half 2012 – Second Half 2011

In First Half 2012, Net profit attributable to owners of Westpac Banking Corporation of $2,967 million was $63 million lower than Second Half 2011 due to a $123 million improvement in Profit before impairment charges and income tax expense offset by a $78 million rise in impairment charges, and a higher effective tax rate.  Net operating income before operating expenses and impairment charges increased 3% compared to Second Half 2011 with the increase primarily due to a 10% rise in Non-interest income supported by good customer flows.  The result was driven by strong performances from Westpac RBB and Westpac New Zealand with the prior implementation of the Westpac Local model in both divisions a key catalyst.  WIB also made a strong contribution to earnings from improved customer activity.

Net interest income was up $34 million compared to Second Half 2011 with a 3% rise in average interest earning assets offset by a 5 basis point decline in net interest margins.  Lending rose 2% during First Half 2012 with Australian housing lending increasing $5.6 billion (2%), Australian business lending rising 2% and personal lending increasing 3%.  New Zealand lending was little changed compared to Second Half 2011.  The rise in average interest earning assets also reflected the build up in liquid assets through the 2011 financial year which have been maintained in 2012.

Net interest margins declined 5 basis points from Second Half 2011 to First Half 2012. This decline was principally due to higher retail funding costs, a spike in wholesale funding costs in the second quarter of the year and an increase in liquid asset holdings. Some asset repricing did occur through the period, and the realisation of establishment fees was higher, although these were insufficient to offset higher funding costs.

Non-interest income increased solidly during First Half 2012 rising $232 million with growth in business fees, stronger markets income, and an increased contribution from asset sales.  Partially offsetting growth during First Half 2012 were higher general insurance claims and weaker asset markets impacting BT Financial Group.

Operating expenses increased 4% compared to Second Half 2011 with higher restructuring costs and increased investment partially offset by productivity improvements.  Salaries and other staff expenses increased 6% compared to Second Half 2011 with lower Full Time Equivalent (FTE) numbers (down 1,399) offsetting salary increases, however, expenses in relation to the Supplier program offset these benefits.  Occupancy expenses were higher from the Group’s investment in Bank of Melbourne and a rise in lease rentals across the network.  Other expenses were down with professional services costs lower as a number of projects were completed.

The $608 million impairment charge for First Half 2012 was $78 million higher than Second Half 2011.  The higher charge was principally due to a reduced benefit from the reduction in watchlist and substandard loans and a lower level of write-backs in WIB.  First Half 2012 also included the top-up of provisions on some existing stressed assets from a fall in security values. Overall asset quality has continued to improve.

The effective tax rate increased by 220 basis points to 30.7%.

First Half 2012 – First Half 2011

Net profit attributable to owners of Westpac Banking Corporation in First Half 2012 was $994 million lower than First Half 2011 with a $97 million rise in Profit before income tax offset by the higher effective tax rate.  During First Half 2011 income tax expense benefited from a $1,110 million tax adjustment relating to the impact of finalising tax consolidation of the St.George merger which was not repeated in First Half 2012.

Profit before impairment charges and income tax expense was 2% higher compared to the prior corresponding period with solid contributions from Westpac RBB, WIB and New Zealand.  Net operating income before operating expenses and impairment charges increased 6% with both Net interest income and Non-interest income rising 6%.

Average interest earning assets increased 6% compared to First Half 2011 with lending up 5%, and funded liquid assets up 27%.  Australian housing lending grew $15 billion over the year, up 5% and broadly in line with financial system growth of 5.3%1. Australian Business lending was little changed with the de-gearing of institutional clients particularly prevalent in Second Half 2011.  New Zealand lending rose 3%, with similar rises in housing and business lending.

1  Source:  Reserve Bank of Australia (RBA).

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Net interest margins were 2.16% for First Half 2012 compared to 2.17% in First Half 2011.  Funding costs continued to rise through the year, although these were partially offset by some asset repricing and higher establishment fee income.

The increase in Non-interest income reflected a rise in business line fees and a $102 million rise in trading income as more customers sought to manage their exposure to more volatile markets.

Operating expenses were 7% up compared to First Half 2011 with higher salary costs and the impact of our investment program, including expenses in respect to the Supplier program, partially offset by productivity improvements.

Impairment charges were $145 million higher, principally due to the slowing in the improvement in asset quality and little change in economic overlays in First Half 2012 whereas First Half 2011 included a $106 million reduction in economic overlays.

Asset quality

Asset quality continued to improve, with the proportion of stressed loans to total committed exposures declining 22 basis points since 30 September 2011 to 2.26%.  This level is 94 basis points below the peak recorded at 30 September 2010.

The improvement in stressed assets has been principally due to the limited emergence of new stress and further companies being upgraded and returning to full health.  Commercial property and manufacturing sectors have seen the biggest reductions in stress.  New stress continues to emerge but the sizes have been smaller and mostly related to those sectors of the economy experiencing softer conditions including retail and wholesale trade.

The ratio of impaired assets to total committed exposures was little changed since 30 September 2011 at 60 basis points (down 2 basis points).  The work-out of existing problem assets has continued to see some companies downgraded into impaired, while write-offs of impaired assets were $786 million during First Half 2012.

The more cautious consumer has led to a strong consumer asset quality performance.  Since 30 September 2011, mortgage delinquencies have changed little and actual losses remain small. Mortgage 90+ day delinquencies were 55 basis points at 31 March 2012, compared to 55 basis points at 30 September 2011 and 59 basis points at 31 March 2011.  New Zealand housing delinquencies were lower during First Half 2012.  Other consumer delinquencies were a little higher during First Half 2012 in both Australia and New Zealand consistent with seasonal trends.

While asset quality has improved, the Group has maintained its conservative provisioning stance.  Impaired asset provisions to impaired assets remained strong at 38% while the collectively assessed provisions to credit risk weighted assets were 122 basis points, down just 4 basis points since 30 September 2011.

Economic overlays in aggregate were $345 million at 31 March 2012, down only $1 million compared to 30 September 2011. While the overlays were little changed, the composition was adjusted to reflect the changing operating environment.  Greater certainty around the impact of the floods and earthquakes of 2011 and reducing stress in the commercial property segment saw some release of overlays as provisions were utilised or no longer needed.  This was offset by increases in economic overlays for other sectors of the Australian economy that may be impacted by the strength of the Australian dollar and weak consumer and business sentiment.

Overall total provisions were $4,391 million comprising $1,482 million in individually assessed provisions and $2,909 million in collectively assessed provisions.

Balance Sheet, Capital and Funding

In First Half 2012, the Group further strengthened the balance sheet, with Tier 1 capital increasing by 13 basis points to 9.81%, an increase in the deposit to loan ratio and maintaining a strong liquid asset balance.

Capital ratios were boosted over the last six months by around 10 basis points from organic capital generation, and the issue of a new Hybrid, Westpac Convertible Preference Shares (Westpac CPS), adding 39 basis points.  Partially offsetting these increases has been the introduction of Basel 2.5 measurement rules on securitisation and market risk effective 1 January 2012. These changes have led to an increase in risk weighted assets and an associated reduction in capital ratios of 37 basis points.

Given these regulatory measurement changes, Westpac’s Common Equity ratio was a little lower at 7.96% at 31 March 2012 compared to 8.09% at 30 September 2011.  Under APRA’s (current draft) full Basel III calculations this ratio is estimated to be 7.74% and positions the Group well to meet the new minimums of 7% Common Equity (including capital conservation buffers).

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

On an international basis, Westpac’s capital ratios are even stronger.  Calculated on a basis consistent with the global Basel III methodology, Westpac’s Tier 1 ratio is estimated to be 12.26% and the Group’s Common Equity ratio is estimated to be 10.29%.

The Westpac Group’s funding position remained strong over the half, with customer deposits fully funding loan growth contributing to a 70 basis point rise in the deposit to loan ratio to 63.2%.  The stable funding ratio also increased over the half with $17.4 billion in term funding raised.

Divisional Net Profit after Tax Summary1

Summary of business units

Westpac Retail & Business Banking NPAT increased $128 million (14%) – Net operating income before operating expenses and impairment charges was up due to increased lending and higher fees.

St.George Bank NPAT decreased $33 million (6%) – Impairment charges up due to higher portfolio balances, increasing levels of delinquencies and some top-ups on existing stressed facilities.

BT Financial Group NPAT decreased $50 million (15%) – Net operating income before operating expenses and impairment charges was flat and operating expenses up due to acquisition of J O Hambro.

Westpac Institutional Bank NPAT increased $8 million (1%) – strong revenue growth driven by Foreign Exchange (FX) and trading income was largely offset by an increase in impairment charges as First Half 2011 benefited from write-backs.

Westpac New Zealand NPAT increased $52 million (25%) – strong revenue growth driven by increased average interest earning assets, margin uplift and increased fee income; impairment charges also down as First Half 2011 included a provision for the Christchurch earthquake.

Pacific Banking NPAT increased $15 million (38%) – strong revenue growth due to strong lending growth, improved deposit spreads and higher foreign exchange income.

Group Businesses NPAT decreased $1,114 million (88%) – First Half 2011 income tax expense benefitted from a $1,110 million tax adjustment relating to the impact of finalising tax consolidation of the St.George merger.

1 The NPAT graph illustrates the movements in NPAT for each division in both $ value and %.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

3.2        Review of Reported Results

Section 3 Review of Group Operations focuses on our Group results and key drivers for movements, with reference to our significant divisions. For more detailed commentary at the division level, refer to Section 4 Divisional Results.

3.2.1     Net Interest Income

First Half 2012 - Second Half 2011

Net interest income increased $34 million, or 1% compared to Second Half 2011. This was driven by a $18.5 billion or 3% increase in average interest earning assets, partially offset by a 5 basis point contraction in net interest margins.

First Half 2012 – First Half 2011

Net interest income increased by $340 million, or 6% compared to First Half 2011. The increase was due to a $32.4 billion or 6% increase in average interest earning assets, partially offset by a 1 basis point contraction in net interest margins.

Loans1

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 11-	Mar 11-
$m	2012	2011	2011	Mar 12	Mar 12
Australia	453,195	445,060	437,598	2	4
Housing	310,127	304,569	295,115	2	5
Personal (loans and cards)	16,234	15,688	15,741	3	3
Business	127,432	125,273	127,136	2	-
Margin lending	2,667	2,852	3,406	(6)	(22)
Other (including provisions)	(3,265)	(3,322)	(3,800)	2	14

New Zealand (NZ$)[2]	58,689	58,114	56,771	1	3
Housing	35,543	35,044	34,429	1	3
Personal (loans and cards)	1,666	1,605	1,597	4	4
Business	22,014	21,990	21,455	-	3
Other (including provisions)	(534)	(525)	(710)	(2)	25

Other overseas	6,693	5,962	4,833	12	38

Total loans	506,124	496,609	484,207	2	5

First Half 2012 – Second Half 2011

Total loans as at 31 March 2012 were $9.5 billion or 2% higher than 30 September 2011. Key features of this increase were growth in Australian mortgages (2%) and Australian business lending (2%).

Key movements included:

■                 Australian housing loans continued to be the main feature of loan growth, increasing $5.6 billion or 2% in First Half 2012. Housing loans grew at 0.83 times financial system as the Group did not match some of the more aggressive competitor offers at certain stages of the half.  Across the Group the portion of housing lending originated through the proprietary branch network remained high at 62%;

■                 Australian personal loans and cards increased $0.5 billion, or 3%, driven by growth in Auto finance, personal loans and low rate credit card balances;

■                 Australian business lending grew ahead of system, increasing $2.2 billion or 2%. Growth occurred in the Institutional and SME segments. Partially offsetting this growth was accelerated repayments in the Agricultural sector;

■                 New Zealand lending grew 1%, with the majority of growth in housing. Business lending was unchanged; and

■                 Other overseas loans grew 12%, due to strong growth in trade finance in WIB.

[1]	Period end loan balances.
[2]	New Zealand comprises WIB New Zealand, New Zealand Treasury and our New Zealand retail banking operations and wealth management business.
[3]	Source: Reserve Bank of Australia (RBA).

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

First Half 2012 – First Half 2011

As at 31 March 2012, total loans were $21.9 billion or 5% higher than 31 March 2011. Growth in Australian housing loans was the primary driver of this increase, although the rise was also supported by WIB’s growth in Asia and New Zealand loan growth in Second Half 2011.

The growth in loans largely comprised of:

■                 Australian housing lending increased $15.0 billion or 5%. The proportion of lending originated from proprietary channels was 63%;

■                 Australian personal loans and cards increased $0.5 billion or 3%, driven by growth in Auto finance, personal loans and low rate credit cards, particularly in First Half 2012;

■                 Australian business lending increased $0.3 billion as growth in Westpac RBB and trade finance was partially offset by continued deleveraging by large corporates;

■                 Australian margin lending declined $0.7 billion as investor sentiment remained cautious towards geared equity investment;

■                 New Zealand lending grew NZ$1.9 billion or 3%, with housing loans increasing NZ$1.1 billion or 3%; and

■                 Growth in other overseas loans mainly reflected WIB’s growth in Asian trade finance.

Deposits1

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 11-	Mar 11-
$m	2012	2011	2011	Mar 12	Mar 12
Australia	318,544	306,182	290,164	4	10
At call	134,306	142,411	142,275	(6)	(6)
Term	130,172	112,617	99,361	16	31
Certificates of deposit	39,212	37,222	35,427	5	11
Non-interest bearing	14,854	13,932	13,101	7	13

New Zealand (NZ$)[2]	40,836	39,574	38,715	3	5
At call	15,543	14,386	13,603	8	14
Term	20,944	20,880	20,796	-	1
Certificates of deposit	1,412	1,556	1,485	(9)	(5)
Non-interest bearing	2,937	2,752	2,831	7	4

Other overseas	26,737	33,047	23,838	(19)	12

Total deposits	377,458	370,278	342,498	2	10

[1]	Period end deposit balances.
[2]	New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Customer and Treasury Deposits1

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 11-	Mar 11-
$m	2012	2011	2011	Mar 12	Mar 12
Total Customer Deposits	319,916	310,139	288,820	3	11
Australia	279,332	268,960	254,737	4	10
New Zealand (A$)[2]	31,064	29,828	27,403	4	13
Other	9,520	11,351	6,680	(16)	43

Treasury deposits	57,542	60,139	53,678	(4)	7

Total	377,458	370,278	342,498	2	10

First Half 2012 – Second Half 2011

Total deposit growth for First Half 2012 was $7.2 billion or 2%. The customer balance sheet was self funded in First Half 2012 as customer deposit growth exceeded loan growth. The deposit to loan ratio increased 70 basis points to 63.2%, boosted by strong Australian term deposit growth, with Australian retail deposits growing at 1.73 times financial system.

Key features of the movement are:

■                 The majority of growth in customer deposits was recorded in term deposits with the Group seeking to improve its funding base by prioritising term deposit accounts compared to at call deposits. This led to strong growth in Australian term deposits of $17.6 billion or 16% in First Half 2012;

■                 Australian at call deposits declined $8.1 billion or 6%, with the majority of the decline due to customers transferring from at call to term deposit accounts. Institutional transaction balances also declined due to a reduction in working capital funds;

■                 Australian non-interest bearing accounts grew 7%, mostly in mortgage offset accounts;

■                 New Zealand deposits grew 3% in New Zealand dollars. The mix of growth in New Zealand deposits was somewhat different to Australia, with customers preferring at call deposits to term deposits; and

■                 Declines in other overseas deposits of $6.3 billion or 19% were primarily attributable to a reduction in certificates of deposits and reduced institutional term deposits.

First Half 2012 – First Half 2011

Total deposits increased $35.0 billion or 10% from First Half 2011. Customer deposits exceeded loan growth by $9.2 billion over the period, largely supported by growth in Australian term deposits.

Deposit growth had the following features:

■                 Strong Australian term deposit growth of $30.8 billion, or 31%, as the Group sought to improve the portion of lending supported by customer deposits;

■                 Australian certificates of deposits grew $3.8 billion, or 11%, with an offsetting reduction to short term commercial paper programs classified as debt issues;

■                 Growth in Australian non-interest bearing accounts of 13%, mostly in mortgage offset accounts;

■                 Australian at call deposits declined 6%, primarily due to lower corporate 11am deposits and several customers reducing working capital balances in WIB. Customers switching from at call deposit accounts to term deposits also accounted for a reduction in at call deposits;

■                 New Zealand deposits grew NZ$2.1 billion or 5%, mainly due to growth in at call deposits in First Half 2012; and

■                 Other overseas deposits increased $2.9 billion, largely due to an increase in corporate customer balances.

[1]	Period end deposit balances.
[2]	New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.
[3]	Source: Reserve Bank of Australia (RBA).

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Margins

				% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
$m	Half Year March 12	Half Year Sept 11	Half Year March 11
Net interest income	6,185	6,151	5,845	1	6
Average interest earning assets	573,644	555,187	541,217	3	6
Group net interest margin	2.16%	2.21%	2.17%	(5bps)	(1bps)

First Half 2012 – Second Half 2011

Group net interest margin was 2.16% for First Half 2012, a 5 basis point decrease from Second Half 2011.

The components of the 5 basis point decline were:

            A decline in margins from higher retail and wholesale funding costs. This included:

-               Higher cost of customer deposits, reflecting the increase in competition for term deposits during First Half 2012 and a lower hedging benefit on low interest transaction accounts. Customer preferences for lower spread products saw mix reduce the margin; and

-               Wholesale funding costs were higher over the period, although as issuance occurred later in the half the impact will be greater in future periods. The decline in this period primarily relates to holding higher average funded liquid assets.

            Partially offsetting this, was an increase in asset spreads due to housing and business loan repricing and the accelerated recognition of establishment fees in institutional lending;

            Treasury and Markets declined as a result of lower interest income from markets activities; and

            Capital and other impacts were stable due to lower earnings on capital as interest rates reduced, offset by the reduced impact of the amortisation of fair value adjustments relating to the merger with St.George Bank Limited contributed an increase in the margin.

First Half 2012 – First Half 2011

Group net interest margin was 2.16% for First Half 2012, a 1 basis point decline from First Half 2011, as the benefit from asset repricing was offset by higher funding costs. Competition for deposits was the primary driver of the increased cost of funds.

The components of the decline in the margin were:

            Higher retail and wholesale funding costs;

-     Higher cost of funds for customer deposits, partly due to spread impacts and partly due to changes in mix. Spread impacts were from increased competition for term deposits and a reduction in the benefit from hedging low interest accounts further contributed to the decline. Mix impacts were negative as customer preferences resulted in deposit growth skewed towards lower spread products; and

-               Wholesale funding costs were higher over the period, although as issuance occurred later in the half the impact will be greater in future periods. The decline this period primarily related to holding higher liquid assets.

            An increase in asset spreads due to asset repricing in both the housing and business lending portfolios and the accelerated recognition of establishment fees on institutional lending in First Half 2012;

    Capital and other impacts were higher with lower earnings on capital offset by higher Net interest income relating to the prior year change in how capital was invested in BTFG and the reduced impact of the amortisation of fair value adjustments relating to the merger with St.George Bank Limited; and

            Lower Treasury and Markets interest income contributed to the reduction in margins during First Half 2012.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

3.2.2                   Non-Interest Income

				% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
$m	Half Year March 12	Half Year Sept 11	Half Year March 11
Fees and commissions	1,309	1,285	1,283	2	2
Wealth management and insurance income	797	822	796	(3)	-
Trading income	406	254	304	60	34
Other income	135	54	119	150	13
Total Non-interest income	2,647	2,415	2,502	10	6

First Half 2012 – Second Half 2011

Non-interest income was 10% higher than Second Half 2011 as Markets income improved, while income from asset sales and technology research and development credits were also higher.

Fees and commissions

The $24 million increase in fees and commissions was primarily driven by:

            Higher facility fees of $14 million reflecting an increase in business and commercial lending fees of $22 million offset by lower deposit account keeping fees; and

            Higher transaction, commissions and other fees of $10 million primarily from an increase in card reward point redemption income ($14 million) due to the seasonal trend on reward redemption.

Wealth management and insurance income

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Funds Under Management (FUM)
BT	48.4	34.9	38.4	39	26
Advance Asset Management	7.2	6.5	7.2	11	-
Westpac Institutional Bank	6.9	6.3	6.6	10	5
New Zealand	2.5	2.1	1.8	19	39
Group FUM	65.0	49.8	54.0	31	20

Funds Under Administration (FUA)
BT	54.8	48.1	50.8	14	8
Asgard	30.8	29.3	31.8	5	(3)
New Zealand	1.0	0.9	0.8	11	25
Group FUA	86.6	78.3	83.4	11	4
Total FUM/FUA	151.6	128.1	137.4	18	10

Wealth management and insurance income decreased $25 million following reductions in General Insurance and Lenders Mortgage Insurance (LMI) income.

             Major factors impacting the lower wealth management and insurance income were:

-     Funds Management income increased by $16 million as stronger Hastings performance fees ($27 million), higher earnings on capital and new revenue from J O Hambro (acquired October 2011) ($37 million) were offset by weaker investment markets (6%) and irregular and volatile items that occurred in Second Half 2011;

-                Average Group FUM increased $8.1 billion, or 15%, due to the acquisition of J O Hambro in First Half 2012;

-     Average Group FUA increased $0.5 billion, or 1%, as strong inflows to the Wrap Platforms were offset by declining markets;

-                Life insurance income was up $14 million while sales were strong,  these were offset by higher claims and commissions from the growth in sales; also impacted by a decrease in value of policyholder liabilities;

-     General insurance income decreased $34 million due to higher claims costs in First Half 2012 reflecting floods in New South Wales and Queensland and Victoria hailstorms; and

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

-     LMI income decreased $19 million as a result of lower net earned premium. The Group’s decision, to not take the underwriting risk on the mortgage insurance on loans with Loan Value Ratio (LVR) above 90% from June 2009, is impacting premium income.

Trading income

Trading income was $152 million or 60% higher than Second Half 2011. The majority of the increase related to increased customer activity particularly in foreign exchange income in WIB and Pacific Banking.  Improved trading results also contributed to the increase.  $45 million of the increase reflected a higher portion of total Markets income being recorded in trading income and less in Net interest income.

Other income

Other income increased $81 million or 150%. This reflected both higher gains on disposal of assets as First Half 2012 including a gain on the sale of Visa Inc. shares of $46 million and higher technology research and development tax credits of $39 million.

First Half 2012 – First Half 2011

Non-interest income was 6% or $145 million higher than First Half 2011. Improved Markets’ income and growth in fees and commissions was offset by lower wealth management income.

Fees and commissions

The $26 million or 2% increase in fees and commissions resulted from:

            Higher facility fees of $47 million due to:

-     Higher business and commercial lending fees of $52 million from repricing of line fees and increased volumes partly offset by lower deposit transaction fees of $6 million as customers continue to migrate to accounts with lower fees.

            Lower transaction, commissions and other fees of $21 million from:

-                Lower advice commissions as First Half 2011 benefited from the update of amortisation profiles of capitalised costs ($26 million).

Wealth management and insurance income

            Wealth management and insurance income increased $1 million, due to:

-     Funds Management income decreased by $1 million, as new revenue from J O Hambro ($37 million) was more than offset by lower investment markets (11%) and lower revenue from asset revaluations ($10 million);

-                Average Group FUM increased $8.4 billion, or 16% due to the acquisition of J O Hambro in First Half 2012;

-     Average Group FUA increased $1.6 billion, or 2% as strong inflows in the Wrap Platforms were partially offset by declining markets;

-                Life insurance income increased $11 million as sales growth was partially offset by higher claims and commissions;

-     General insurance income increased $13 million due to lower catastrophe claims in First Half 2012 relative to First Half 2011; and

-                LMI income decreased $22 million as a result of lower net earned premium as a result of the Group’s decision to not take the underwriting risk on the mortgage insurance on loans with LVR greater than 90%.

Trading income

Trading income was $102 million or 34% higher than First Half 2011. The growth reflected higher foreign exchange income in both WIB and Pacific Banking from increased customer demand for hedging and improved trading results.

Other income

Other income increased $16 million or 13% as a result of higher technology research and development tax credits compared to First Half 2011.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

3.2.3                   Operating Expenses

$m	Half Year March 12	Half Year Sept 11	Half Year March 11	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Salaries and other staff expenses	(2,171)	(2,043)	(2,012)	(6)	(8)
Equipment and occupancy expenses	(614)	(580)	(535)	(6)	(15)
Other expenses	(1,111)	(1,130)	(1,106)	2	-
Total Operating expenses	(3,896)	(3,753)	(3,653)	(4)	(7)

First Half 2012 – Second Half 2011

Operating expenses increased by $143 million, or 4%, compared to Second Half 2011.

Salaries and other staff expenses

Salaries and other staff expenses increased by $128 million or 6% compared to Second Half 2011, due to:

            An average 3% salary increase paid from January 2012;

            An increase in costs associated with business unit restructures, the supplier program and the acquisition of J O Hambro; and

            Partially offset by lower FTE from productivity initiatives.

Equipment and occupancy expenses

Equipment and occupancy expenses increased by $34 million, or 6% compared to Second Half 2011 due to:

    Higher rental and other property related costs of $22 million or 6% as a result of annual rental increases and the refurbishment and expansion of branch and ATM networks, including the opening of an additional 19 Bank of Melbourne branches in Victoria since the launch in July 2011 and the new Western Sydney data centre; and

            An increase in software amortisation of $8 million which is mainly due to the SIPs program, as new systems were completed and moved into operation.

Other expenses

Total other expenses decreased $19 million or 2% compared to Second Half 2011, due to:

            A decrease in technology and other professional services costs of $55 million driven by lower project spend as SIPs programs transitioned to normal business operations;

            Continued tight management of discretionary costs delivered reductions in advertising, travel and postage and stationery of $44 million, partially offset by:

            An increase in other expenses and outsourcing costs of $72 million in First Half 2012, due to Second Half 2011 benefiting from higher Goods and Services Tax (GST) recoupment following review of prior year GST recoveries and lower telecommunication costs following contract renegotiations.

First Half 2012 – First Half 2011

Operating expenses increased by $243 million, or 7% compared to First Half 2011.

Salaries and other staff expenses

Salaries and other staff expenses increased by 8% or $159 million compared to First Half 2011, reflecting the average 3% salary increases paid from January 2012, the impact of new investments including J O Hambro and Bank of Melbourne, and higher restructure costs including the supplier program.

Expense growth was tempered by a reduction in average FTE as a result of productivity initiatives and business unit restructures.

Equipment and occupancy expenses

Equipment and occupancy costs increased 15% or $79 million compared to First Half 2011. This was driven by:

            Rental, leasehold improvement and other property related costs which increased by 12% or $44 million compared to First Half 2011. The increase was driven by an increase in annual rental reviews and property related costs, and additional expenses associated with the refurbishment and expansion of branch and ATM networks. The Westpac Group expanded its footprint with a net additional 12 branches, and 89 ATMs; and

            Software amortisation increased by $31 million compared to First Half 2011 as a result of the transition of SIPs programs to business operations.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Other expenses

Other expenses increased by $5 million compared to First Half 2011 as small increases in non-lending losses and credit card loyalty costs were offset by tight expense management of discretionary operating costs.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Full Time Equivalent Employees (FTE)

Analysis of movement in FTE	As at 31 March 2012	As at 30 Sept 2011	As at 31 March 2011	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Permanent employees	33,756	33,898	34,293	-	(2)
Temporary employees	2,651	3,908	3,825	(32)	(31)
Total employees	36,407	37,806	38,118	(4)	(4)

First Half 2012 – Second Half 2011

FTE decreased 1,399 (4%) compared to Second Half 2011, with the majority of the movements being:

            A decrease of 383 across the Group directly associated with benefits realised from the establishment of AFS and Group Services divisions;

            A decrease of 471 across Westpac RBB, St.George and Westpac New Zealand as a result of productivity initiatives;

            A net decrease of 543 as 971 FTE were removed from reported FTE as they are associated with certain services currently provided by an external supplier. This was partially offset by an increase of 428 FTE from mortgage processing activities being transferred to Westpac from an external supplier;

            A net decrease of 125 FTE in investment programs.  Several SIPs programs were completed (222 FTE) partly offset by increased FTE required for compliance projects (97 FTE);

            A decrease of 94 FTE due to the completion of the three year St.George merger and integration project;

            An increase of 74 employees associated with the Bank of Melbourne investment; and

            An increase of 143 FTE to customer facing roles across wealth and banking.

First Half 2012 – First Half 2011

FTE decreased 1,711 (4%) compared to First Half 2011, with the majority of the movements being:

            A decrease of 447 directly associated with the establishment of AFS and Group Services divisions;

            A decrease of 968 in Westpac RBB, St.George and Westpac New Zealand as a result of productivity initiatives;

            A net decrease of 329 from the removal of FTE associated with an existing external supplier (757 FTE) offset by the in-sourcing of mortgage processing staff (428 FTE), as referred to above;

            A net decrease of 96 FTE in investment programs were as a result of SIPs programs completed in Second Half 2011 and early in First Half 2012 (216 FTE) partly offset by increased FTE required for compliance projects (120 FTE);

            A decrease of 229 FTE due to the completion of the three year St.George merger and integration project;

            An increase of 160 FTE associated with the Bank of Melbourne investment; and

            An increase of 198 FTE to customer facing roles across wealth and banking.

INTERIM RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Capitalised Software

	Half Year	Half Year	Half Year
$m	March 12	Sept 11	March 11
Capitalised Software opening balance	1,303	1,038	832
Projects contributing to capitalised software:
SIPs[1]	130	195	177
Banking infrastructure investments	61	55	54
Compliance investments	40	44	32
Investment in Bank of Melbourne, FX, Security and Card Software	15	50	33
Other projects	41	66	34
Total Additions	287	410	330
Amortisation expense	(152)	(139)	(120)
Impairment expense	-	(5)	(1)
Other[2]	(3)	(1)	(3)
Closing Balance	1,435	1,303	1,038

First Half 2012 – Second Half 2011

Capitalised software balances increased $132 million to $1,435 million as at 31 March 2012. The increase comprised $287 million of additional capitalised expenditure less $155 million of amortisation and other. The increase in capitalised software was driven by investment in SIPs program of $130 million, infrastructure investments of $61 million, compliance activities of $40 million and Bank of Melbourne, FX, Security, Card software and other projects of $56 million.

First Half 2012 – First Half 2011

The capitalised software balance for the Westpac Group increased $397 million to $1,435 million as at 31 March 2012. The increase comprised $697 million of additional capitalised expenditure less $300 million of amortisation, impairment and other.

The increase in capitalised software was driven by investment in the SIPs program of $325 million, infrastructure investments of $116 million, compliance activities of $84 million and Bank of Melbourne, FX, Security, Card software and other projects of $172 million.

1  Further details on the SIPs program is on page 29.

2  Other includes FX impacts.

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Strategic Investment Priorities (SIPs)

The Westpac Group remains focused on delivering its SIPs program, a suite of major investments designed to enhance Westpac’s front end and product systems and strengthen the Group’s technology infrastructure.

The SIPs program involves a number of interrelated programs, which are managed individually but controlled centrally.  The SIPs programs have also been designed to be modular and of a size that can be managed while generating improved capability and capacity, and delivering clear efficiency and revenue benefits.

The forecast cost of the SIPs program remains in line with the original $2 billion budget, and the program remains on track to deliver on its initial outcomes, within the portfolio some individual programs have been adjusted to minimise risk or to account for changing business priorities.  Some of those changes have included: the migration of data into the new Western Sydney data centre is now expected to be completed over a longer time frame rather than as a single conversion.  This new extended migration is a much lower risk option and reduces the chance of customer disruption.  The implementation of a new online platform has also been extended with the first customer releases expected in late 2013 (initially early 2013).  These changes have contributed to a slowing of investment spending associated with the SIPs in First Half 2012.

A number of projects were completed over the half and transitioned to normal business operations where capabilities and benefits continue to be monitored. These projects include Deposits Growth, Cards Consolidation and Wealth Utilities.

In First Half 2012, $88 million was expensed (including $40 million in amortisation of capitalised expenditure), while $148 million in spend was capitalised.  Amortisation of capitalised expenditure typically commences once capabilities have been delivered and are ready for use by the business.  As a result, amortisation expenses will steadily rise over the next few years.  Projects will be typically amortised over periods between five and seven years.

The costs of the SIPs program are being allocated to individual business units based on the recipients of the benefits and capabilities for each program. This approach will typically see Westpac RBB incur much of the SIPs costs (approximately 56%), followed by St.George, WIB and BTFG.

Investment spend $m	Half Year March 12	Half Year Sept 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Total to date
Expensed	39	59	58	77	100	333
Capitalised software and fixed assets	148	220	230	248	82	928
Total	187	279	288	325	182	1,261

Impact on expenses $m	Half Year March 12	Half Year Sept 11	Half Year March 11	Half Year Sept 10	Half Year March 10	Total to date
Direct expenses - investment	39	59	58	77	100	333
Operating expenses (net of benefits)	9	10	9	-	-	28
Amortisation	40	24	11	-	-	75
Total	88	93	78	77	100	436

Significant benefits and capabilities delivered in First Half 2012 include:

            Branch and contact centre enhancements:

-                Following successful completion of the pilot roll out of the new teller platform, Spider@Westpac, the full deployment to the entire Westpac branch network is underway and scheduled for completion by the end of 2012.  The Spider teller platform, which leverages the St.George system, will provide significantly improved functionality and robustness to customer facing employees; and

-                The full suite of capabilities for the new integrated call centre desktop application were delivered in the first half of the year.  Implementation across all Westpac Contact Centres is underway and will complete by mid-2012.

            Payments

-                In February 2012 the Group completed the integration of the Westpac and St.George direct entry systems.  All St.George and Westpac direct entry transactions (including all electronic payments for internet banking, BPay, EFTPOS, ATM and term deposits across the Group) are now processed through a single Exchange Settlement Account.

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            Products and Platforms:

-     As part of revised agreements with an external supplier, 428 Westpac mortgage servicing operations staff have transitioned to the Group.  This step is a precursor to a more detailed assessment of mortgage processing and servicing across all brands.

            Infrastructure:

-     Completed the build of the new Enterprise Perimeter Security platform and the new Data Centre in Western Sydney. The next stage of this program involves the phased migration from existing infrastructure to these new environments and this will take place over the next few years.

Compliance program

In First Half 2012, $92 million was spent on projects relating to regulatory change. In the wake of the global financial crisis, a raft of regulatory changes have been proposed by Governments and Regulators globally. These changes target various objectives, including prudential regulation or financial stability, consumer protection and competition, as well as broader public policy aims (for example tax or government revenues and national security).

A number of the projects delivering these changes have moved to implementation phase over the past 12 months, including National Consumer Credit Protection; Personal Properties Securities Reform; Cooper Superannuation Reforms; Future of Financial Advice Reforms (FoFA); Basel III and elements of US Dodd-Frank legislation; and OTC Derivatives. The current stages of projects in regulatory change has resulted in $46 million of project spend being expensed and $46 million being capitalised in First Half 2012.

Investment spend $m	Half Year March 12	Half Year Sept 11	Half Year March 11	Total to date
Expensed	46	28	35	109
Capitalised software and fixed assets	46	66	34	146
Total compliance program spend	92	94	69	255

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3.2.4                   Impairment Charges

$m	Half Year March 12	Half Year Sept 11	Half Year March 11	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Individually assessed provisions (IAPs)
New IAPs	(715)	(853)	(766)	16	7
Write-backs	260	320	222	(19)	17
Recoveries	43	22	38	95	13
Total IAPs, write-backs and recoveries	(412)	(511)	(506)	19	19
Collectively assessed provisions (CAPs)
Write-offs	(359)	(402)	(337)	11	(7)
Other changes in CAPs	163	383	380	(57)	(57)
Total new CAPs	(196)	(19)	43	large	large
Total impairment charges	(608)	(530)	(463)	(15)	(31)

Impairment charges increased $78 million over First Half 2012 compared with Second Half 2011 as the benefits from improved asset quality slowed. This has been reflected in a $39 million reduction in write-backs and recoveries, mostly in WIB, along with a smaller reduction in collectively assessed provisions.

Asset quality has continued to improve and this can be seen in the 22 basis point improvement in the ratio of stressed assets to total committed exposures, to 2.26%, as at 31 March 2012.

New individually assessed provisions were lower, although they have remained relatively high as the work-out of the stressed portfolio continues to see companies downgraded from watchlist and substandard categories of stress into impaired.  Some top-up of existing impaired asset provisions have also been required as security values are reassessed.

The economic overlay was little changed (down $1 million) in First Half 2012 although there has been some change in the mix.  In particular, greater certainty around the impact of the floods and earthquakes of 2011 and reducing stress in the commercial property segment has seen $28 million of the provision utilised or no longer needed. These releases were offset by increases in provisions of $27 million for other sectors of the Australian economy that are likely to be impacted by the high Australian dollar and ongoing weak consumer and business sentiment. In total, economic overlays were $345 million as at 31 March 2012.

First Half 2012 – Second Half 2011

Impairment charges for First Half 2012 were $608 million, up $78 million or 15% compared to Second Half 2011 and represented 24 basis points of average gross loans. The economic overlay was little changed between First Half 2012 and Second Half 2011.

Key movements included:

            New collectively assessed provisions resulted in a charge of $196 million in First Half 2012, $177 million higher than Second Half 2011 principally due to the following:

-                WIB continued to record a benefit for collectively assessed provisions as upgrades and refinancing improved the quality of the portfolio. However, this benefit was $69 million smaller in First Half 2012 compared to Second Half 2011. Watchlist and substandard facilities improved by $1,053 million in First Half 2012; which was a smaller improvement than in Second Half 2011;

-                Asset quality in the New Zealand business and consumer segments continued to improve, leading to a lower impairment charge in First Half 2012;

-                Lower new collectively assessed provisions were recorded in both Westpac RBB and St.George from an improvement in the level of business stress; and

-     Personal lending delinquencies in First Half 2012 increased seasonally in both the Westpac RBB and St. George portfolios leading to a higher collectively assessed provisioning charge, however, lower direct write-offs particularly in the credit card portfolio offset this increase.

            New individually assessed provisions less write-backs and recoveries were $99 million lower compared to Second Half 2011 principally due to:

-     WIB having higher new individually assessed provisions as well as fewer write-backs. These write-backs were from work-outs and from the refinancing of some facilities to other parties. This increase was more than offset by:

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-                 In both Westpac RBB and St.George new individually assessed provisions were lower as the level of stressed assets migrating to impaired and the top-up of existing provisions from valuation updates slowed; and

-                 Westpac New Zealand experienced an improvement in new individually assessed provisions with lower impaired assets, offset partially by lower write-backs.

First Half 2012 – First Half 2011

The impairment charge for First Half 2012 was $608 million, up 31% compared to First Half 2011. The increase was primarily due to higher collectively assessed provisions. The lower First Half 2011 charge was largely due to a $106 million reduction in economic overlay provisions while there was little change in the economic overlay in First Half 2012.

Key movements included:

■                 New collectively assessed provisions were $239 million higher compared to First Half 2011. In First Half 2012 there was little net reduction in the economic overlay whereas utilisation of provisions led to a $106 million net reduction in the economic overlay in First Half 2011. Collective provisions were also higher across most divisions as the improvement in overall stress was lower.

■                 WIB recorded the largest change in collective provisions from a reduction in repayments and a smaller decrease in watchlist and substandard companies returning to full health. In St.George and New Zealand portfolios the improvement in stressed assets continued in First Half 2012. In Westpac RBB the collective provisioning charge was a little lower.

■                 New individually assessed provisions less write-backs and recoveries were $94 million lower compared to First Half 2011 principally due to fewer new impaired assets, particularly in WIB and New Zealand. This was partially offset by higher new individually assessed provisions in the Westpac RBB and St.George portfolios from a number of small top-ups for existing impaired assets, and assets downgraded from stressed to impaired.

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3.2.5                   Income Tax Expense

$m	Half Year March 12 A$	Half Year Sept 11 A$	Half Year March 11 A$	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Income tax expense	(1,327)	(1,220)	(235)	(9)	large
Effective tax rate	30.7%	28.5%	5.6%	(220bps)	large

First Half 2012 – Second Half 2011

The effective tax rate of 30.7% in First Half 2012 increased compared to Second Half 2011 effective tax rate of 28.5%. The effective tax rate increased as Second Half 2011 tax expense included the benefit of a release of excess tax provision, which was not repeated.

First Half 2012 – First Half 2011

The effective tax rate was 5.6% in First Half 2011 due to a tax benefit relating to the finalisation of the tax consolidation impact from the St.George merger and the release of an excess tax provision relating to First Half 2010. Without this St.George merger benefit, the effective tax rate in First Half 2011 would have been 31.8%.

3.2.6     Non-Controlling Interests

The non-controlling interests primarily represents distributions on hybrid equity instruments 2003 TPS1 and 2006 TPS1, as well as other non-controlling interests, including the 35.5% portion of BTIM that Westpac does not own.

Non-controlling interests of $34 million for First Half 2012 were $1 million higher than Second Half 2011 and $1 million lower than First Half 2011.

1 Non-controlling interests include distributions on 2003 Trust Preferred Securities (TPS) and 2006 TPS:

■     There are 750,000 2003 TPS issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) payable in arrears at a floating rate of LIBOR plus 2.05% per year; and

■     Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during all periods.) After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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3.3        Credit Quality

First Half 2012 has seen asset quality continue to strengthen with key metrics showing signs of improvement.  In particular we have seen:

■            The ratio of stressed assets to total committed exposures continue to fall;

■            Continued upgrades of facilities moving out of stress and back to performing;

■            Resolution has been reached on a number of impaired loans, which has involved some write-backs; and

■            Seasonal delinquency peaks in First Half 2012 have been lower than in prior corresponding periods.

Stressed assets as a proportion of total committed exposures were down to 2.26% at 31 March 2012, down from 2.48% at 30 September 2011 and 2.85% at 31 March 2011. The decline in the proportion of stressed assets has been principally due to a fall in watchlist and substandard facilities with that ratio declining 19 basis points to 1.26% (see 3.3.1 Credit Quality Key Metrics). While credit quality trends are positive, the overall level of stress remains high relative to long term averages and the work-out of impaired and problem facilities is expected to take some time.

Importantly new and increased impaired assets continue to be on a declining trend.

The strengthening in asset quality can be traced back to the improvement in the operating environment since 2009, the degearing of consumer and business balance sheets, the cautious behaviour of consumers and the intensive management of the portfolio over the year.

While asset quality has improved, the rate of improvement slowed in First Half 2012 consistent with weaker economic activity particularly impacting small business. New stress continues to emerge but the average size of new problem facilities is falling.

Impaired assets declined slightly over First Half 2012 and declined as a proportion of total committed exposures by 2 basis points. Commercial property remains the most prominent category within impaired assets and while some stability has returned to this sector, valuations are under pressure in some regions and impaired assets remain high as the work-out of previously impaired assets continues.

The health of the consumer segment remains strong with prepayment levels increasing as this segment has maintained its cautious bias. As a result, the normal seasonal rise in delinquencies in the first half of the year has been less pronounced in First Half 2012.

Portfolio segments

The institutional and corporate segment continued to perform well. This segment has seen further improvements in balance sheet strength over the half with gearing further reduced. Stressed assets continued to decline, with the work-out of a number of impaired facilities, while watchlist assets also fell as a number of facilities returned to performing. The rate of improvement has however slowed over First Half 2012 relative to recent halves. First Half 2012 has continued to see high write-backs, with around $130 million received from the institutional and corporate segment.

The commercial property segment continues to be the sector under the most stress although the trends in the portfolio are generally positive. In particular, the proportion of the property portfolio identified as stressed has declined from 13.7% at 31 March 2011 to 9.7% at 31 March 2012. This decline has been due to the work out of existing stressed facilities and a reduction in the incidence of new property stress. There was only one new large (>$50 million) problem facility that emerged during First Half 2012. Additional provisions were required against this portfolio in First Half 2012 and these were mostly related to development properties where asset sales continue to be challenging, and to certain markets (such as South East Queensland) where property values have fallen further.

The small and medium business portfolio is recognising additional stress, although at a much slower rate. Stress started to emerge in sectors impacted by the high Australian dollar and weak discretionary consumer spending such as the retail, trade and manufacturing segments.

The consumer segment has remained cautious and that has seen a reduced appetite for debt and higher repayment levels. This, combined with low unemployment, has continued to see consumer credit quality remain strong.

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Overall, 90+ day mortgage delinquencies were flat since 30 September 2011 at 0.55% and declined 4 basis points from 31 March 2011. New Zealand has seen the greatest improvement with delinquencies declining 25 basis points to 0.55% from 31 March 2011. While delinquencies were unchanged in Australia, there are still some underlying areas that are being closely monitored, including:

■            The seasoning of the large volumes of mortgages written in 2007, 2008 and 2009 compared to the current year reaching their peak delinquency ageing; and

■            Higher delinquencies recorded in both Queensland and low doc lending.

Low doc lending represents around 6% of the portfolio and has a much higher delinquency profile, with delinquencies two to three times the portfolio average. However, because of the more conservative underwriting standards, including not writing loans with an LVR greater than 80%, realised low doc losses are small.

Queensland delinquencies are around 50% higher than the portfolio average reflecting the more challenging conditions in that State.

Australian properties in possession remain modest at 498. The level has fallen over First Half 2012 as clearance rates improved and delinquencies were little changed. Realised mortgage losses were only $51 million for First Half 2012.

The New Zealand economy has continued to show signs of improved momentum evidenced by a reduction in stressed assets and improving delinquencies, particularly mortgages. This has led to declining impairment charges. The stressed business portfolio represents 3.33% of exposures (down 48 basis points) and in the consumer segment, 90+ day delinquencies are lower in both mortgages (down 25 basis points) and in other consumer lending (down 13 basis points) since 31 March 2011.

Provisioning

Westpac has maintained strong provisioning coverage with:

■            The ratio of impaired asset provisions to total impaired assets at 38%; and

■            The ratio of collectively assessed provisions to credit risk weighted assets at 1.22%.  This ratio has eased moderately from 1.26% at 30 September 2011 but remains strong as provisions have moderated as levels of stress have decreased.

Total provisions were $4,391 million with individually assessed provisions of $1,482 million and collectively assessed provisions of $2,909 million. Individually assessed provisions were slightly higher over the half, as the new individually assessed provisions were higher than the write-off of $427 million to provisions as facilities were worked out.

Collectively assessed provisions also include an economic overlay of $345 million, which was little changed (down $1 million) in First Half 2012 although there has been some change in the mix. In particular, greater certainty around the impact of the floods and earthquakes of 2011 and reducing stress in the commercial property segment has seen $28 million of the provision utilised or no longer needed. These releases were offset by increases in provisions of $27 million for other sectors of the Australian economy that are likely to be impacted by the high Australian dollar and ongoing weak consumer and business sentiment.

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3.3.1     Credit Quality Key Metrics

Stressed Exposures by Credit Grade as a % of total committed exposures	Half Year March 12	Half Year Sept 11	Half Year March 11
Impaired	0.60%	0.62%	0.68%
90 days past due, well secured	0.40%	0.41%	0.51%
Watchlist and substandard	1.26%	1.45%	1.66%
Total Stressed Exposures	2.26%	2.48%	2.85%

Business and Institutional Impaired Assets to total committed exposures	Half Year March 12	Half Year Sept 11	Half Year March 11
Business impaired assets to divisional business total committed exposures:
Business Australia	2.24%	2.40%	2.39%
Business New Zealand	3.33%	3.38%	3.81%
Institutional	0.39%	0.36%	0.51%

Other consumer loans 90 days past due	Half Year March 12	Half Year Sept 11	Half Year March 11
90 days past due:
Group	1.33%	1.16%	1.34%
Australia	1.35%	1.18%	1.35%
New Zealand	0.99%	0.91%	1.12%

Mortgages 90 days past due	Half Year March 12	Half Year Sept 11	Half Year March 11
90 days past due:
Group	0.55%	0.55%	0.59%
Australia	0.54%	0.53%	0.56%
New Zealand	0.55%	0.60%	0.80%

Other	Half Year March 12	Half Year Sept 11	Half Year March 11
Total impaired assets to gross loans	0.88%	0.92%	0.98%
Total impaired asset provisions to total impaired assets	37.8%	36.0%	42.2%
Total provisions to gross loans	86bps	88bps	102bps
Collectively assessed provisions to performing non-housing loans[1]	164bps	169bps	182bps
Collectively assessed provisions to risk weighted assets	97bps	105bps	115bps
Collectively assessed provisions to credit risk weighted assets	122bps	126bps	138bps

Other	Half Year March 12	Half Year Sept 11	Half Year March 11
Impairment charges to average loans annualised	24bps	22bps	19bps
Write-offs to average loans annualised	29bps	49bps	28bps

1 Non-housing loans have been determined on a loan purpose basis.

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3.4	Balance Sheet and Funding

3.4.1	Balance Sheet

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Assets
Cash and balances with central banks	11,462	16,258	4,781	(29)	140
Receivables due from other financial institutions	6,662	8,551	8,981	(22)	(26)
Trading securities, other financial assets designated at fair value and available-for-sale securities	69,175	69,006	61,233	-	13
Derivative financial instruments	30,641	49,145	31,555	(38)	(3)
Loans	506,124	496,609	484,207	2	5
Life insurance assets	8,147	7,916	9,586	3	(15)
Other assets	21,721	22,743	21,615	(4)	-
Total assets	653,932	670,228	621,958	(2)	5
Liabilities
Payables due to other financial institutions	9,019	14,512	12,873	(38)	(30)
Deposits	377,458	370,278	342,498	2	10
Trading liabilities and other financial liabilities designated at fair value	6,205	9,803	7,700	(37)	(19)
Derivative financial instruments	31,358	39,405	35,258	(20)	(11)
Debt issues and acceptances	157,576	165,931	153,597	(5)	3
Life insurance liabilities	7,196	7,002	8,723	3	(18)
Loan capital	8,356	8,173	8,250	2	1
Other liabilities	11,889	11,316	10,940	5	9
Total liabilities	609,057	626,420	579,839	(3)	5
Equity
Total equity attributable to owners of Westpac Banking Corporation	42,898	41,826	40,196	3	7
Non-controlling interests	1,977	1,982	1,923	-	3
Total equity	44,875	43,808	42,119	2	7

First Half 2012 – Second Half 2011

Significant movements included:

■                 Loan growth of 2%, with the majority of the increase in Australian housing loans;

■               Deposit growth of 2%. The majority of the growth was seen in Australian term deposits, partially offset by a decline in Certificates of Deposits and Australian at call deposits;

■                 A decline in debt issues largely due to exchange rate movements; and

■                 A decline in derivative financial instruments, primarily due to foreign currency movements.

Assets

Cash and balances with central banks (down $5 billion)

The decline in cash and balances with central banks was primarily due to a decrease in liquid assets relating to collateral outflows following the appreciation of the Australian dollar against the US dollar.

Receivables due from other financial institutions (down $2 billion)

The decrease was mainly due to a decline in interbank lending, offset in part by an increase in collateral posted.

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Derivative financial instruments (assets) (down $19 billion)

The decrease was due to the impact on foreign exchange forwards and swaps of the Australian dollar strengthening against the US dollar and other major currencies.

Loans (up $10 billion)

Refer to Section 3.2.1 Loans

Liabilities

Payables due to other financial institutions (down $5 billion)

The decline in payables due to other financial institutions was primarily driven by lower levels of collateral received as the Australian dollar appreciated against the US dollar and declines in interbank deposits.

Deposits (up $7 billion)

Refer Section 3.2.1 Deposits.

Trading liabilities and other financial liabilities designated at fair value (down $4 billion)

The decrease in trading liabilities was largely due to securities trading activities within WIB.

Derivative financial instruments (liabilities) (down $8 billion)

The decrease was due to the impact on foreign exchange forwards and swaps of the Australian dollar strengthening against the US dollar and other major currencies.

Debt issues and acceptances (down $8 billion)

Debt issues declined largely due to the appreciation of the Australian dollar over the last six months. Refer to Section 3.4.2 Funding and Liquidity Risk Management for further information on debt programs and funding.

First Half 2012 – First Half 2011

The key balance sheet movements were driven by the following:

■                 Growth in loans of 5%, with the majority of the increase in Australian housing loans;

■                 An increase in liquid assets of 19%, largely in cash and balances with central banks and available-for-sale securities;

■                 Growth in debt issues due to an increase in the wholesale funding portfolio;

■                 A decrease in derivative financial instruments primarily due to foreign currency movements; and

■                 Growth in deposits of 10%, mainly driven by increases in Australian term deposits.

Assets

Cash and balances with central banks (up $7 billion)

This increase was due to growth in liquid assets from collateral inflows, principally occurring in Second Half 2011.

Receivables due from other financial institutions (down $2 billion)

Receivables due from other financial institutions declined primarily due to lower interbank lending and repayment of securitised loan balances.

Trading securities, other financial assets designated at fair value and available-for-sale securities (up $8 billion)

The increase was primarily due to growth in liquid asset holdings, largely in Second Half 2011, of Government and Bank Securities.

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Loans (up $22 billion)

Refer Section 3.2.1 Loans.

Liabilities

Payables due to other financial institutions (down $4 billion)

The decrease in payables due to other financial institutions was largely attributable to lower interbank deposits.

Deposits (up $35 billion)

Refer Section 3.2.1 Deposits.

Derivative financial instruments (liabilities) (down $4 billion)

The decrease was largely due to the impact on foreign exchange forwards and swaps of the Australian dollar strengthening against the US dollar and other major currencies.

Debt issues and acceptances (up $4 billion)

The increase in debt issues was largely due to the impact of exchange rate movements over the year and the issuance of wholesale funds. Refer to Section 3.4.2 Funding and Liquidity Risk Management for further information on debt programs and funding.

Life insurance liabilities (down $2 billion)

The decrease in life insurance liabilities occurred in Second Half 2011. Through a successor funds transfer, BTFG transferred certain superannuation funds out of life companies into separately managed Super Funds, which are not consolidated. A corresponding change is reflected in life insurance assets.

Total equity attributable to owners of Westpac Banking Corporation (up $3 billion)

The increase in equity was due to an increase in net retained profits after the payment of dividends and issuance of shares to satisfy the Dividend Reinvestment Plan.

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3.4.2       Funding and Liquidity Risk Management

Liquidity risk is the risk that the Group is not able to fund increases in assets or meet its payment obligations as they become due, without incurring unacceptable losses. This could potentially arise as a result of mismatched cash flows generated by the Group’s banking business. This risk is not specific to the Westpac Group, but inherent in all banks through their role as intermediaries between depositors and borrowers.

The Westpac Group has a robust liquidity risk management framework to ensure its ability to meet cash flow obligations under a wide range of market conditions, including name-specific and market-wide stress scenarios.

On 16 November 2011, Australian Prudential Regulation Authority (APRA) released a Discussion Paper “Implementing Basel III Liquidity Reforms in Australia” and draft “Prudential Standard APS 210: Liquidity”.  APRA outlined the proposed implementation and timeframes of the Basel III liquidity framework in Australia which included meeting the Liquidity Coverage Ratio (LCR) by 1 January 2015 and the Net Stable Funding Ratio (NSFR) by 1 January 2018.  The Reserve Bank of Australia (RBA) concurrently issued a press release regarding the Committed Liquidity Facility (CLF).  The CLF provides a pathway for Australian banks to meet the requirements of the LCR by allowing access to a pre-specified amount of liquidity through repurchase agreements of eligible securities outside the RBA’s normal market operations.

A number of important details regarding APRA’s draft APS 210 and the RBA’s CLF are yet to be finalised; as such, the potential impact on the composition and size of the Group’s liquid asset portfolio, and the impacts on the liquidity risk management framework, are yet to be confirmed.  Final details, subject to consultation periods, are expected through 2012 to 2014.

Westpac’s liquid asset portfolio provides a source of reserve liquidity as eligible collateral under the Central Bank repurchase agreement facility and CLF. Unencumbered liquid assets of $101 billion at 31 March 2012 were comprised of:

■                 $36 billion of cash and balances on deposit at Central Banks, Government and semi-Government bonds;

■                 $30 billion of repo-eligible private securities; and

■                 $35 billion of self-originated AAA rated mortgage backed securities, which in extraordinary circumstances are eligible for repurchase with the RBA or the Reserve Bank of New Zealand (RBNZ).

As at 31 March 2012, the Group held sufficient liquid assets to cover all offshore wholesale debt maturities for over 32 months and all wholesale debt maturities for over 6 months.

The Westpac Group monitors the composition and stability of its funding base to ensure it remains appropriately within the Group’s funding risk appetite. This includes a target stable funding ratio (SFR) 1 greater than 75%.  Stable funding includes customer deposits, wholesale term funding including securitisation with residual contractual maturity greater than 12 months and equity.  Westpac’s funding strategy aims to fund all new lending through these stable funding sources.

The Group’s SFR at 31 March 2012 was up 200 basis points from 30 September 2011 to 79%. Customer deposits comprised 54% of the Group’s total funding, up from 52% at 30 September 2011. An additional 16% of the Group’s funding is made up of wholesale funding with a residual maturity greater than 12 months, with a further 2% sourced from securitisation and 7% from equity. Short term wholesale funding reduced to 21% largely due to a lower proportion of long term wholesale funding with a residual maturity less than 12 months and foreign exchange impacts on offshore short term wholesale funding.

Higher savings rates in Australia have underpinned strong growth in customer deposits and contributed to loan growth being fully funded by customer deposits in First Half 2012.  Customer deposits increased $9.8 billion and net loans increased $9.5 billion further improving the deposit to loan ratio to 63.2%, up 70 basis points on 30 September 2011.

Westpac, along with other major Australian banks, relies on wholesale funding to the extent that deposit growth has not historically funded lending growth.  This reliance on wholesale funding is a risk to the Group if wholesale funding markets were to close for extended periods of time.  Westpac mitigates these risks through holding higher levels of liquid assets, funding the balance sheet through more stable funding sources, and offering diverse wholesale funding programs across a broad range of currencies, geographies and investor segments.

In October 2011, legislation was passed by the Australian Government, which enabled the Australian Banks to issue covered bonds.  Covered bonds provide another layer of diversification to the Group’s funding programs.  Assets available to secure covered bond issuance are capped at 8% of Australian assets.

1 Stable funding ratio is total stable funding divided by total funding. Total funding includes customer deposits, total wholesale funding (short and long term) and equity.

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Challenging global market conditions through much of First Half 2012 resulted in a higher portion of new term funding issued through secured debt, including covered bonds.  Westpac issued inaugural covered bonds in USD, EUR, AUD, and NOK currencies totalling $7.2 billion. In aggregate, the Group has issued $17.4 billion of new term debt during First Half 2012 with a weighted average maturity of 4.5 years.  Over the period $10.1 billion in previously issued term borrowings matured.

The table below illustrates the Group’s funding on a residual maturity basis.  Further analysis of the funding view of the balance sheet is provided in Section 5 Note 22.

Funding by residual maturity

	As at 31 March 2012		As at 30 Sept 2011		As at 31 March 2011
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer Deposits	319,916	54	310,139	52	288,820	52
Wholesale funding - residual maturity
Securitisation	10,489	2	10,911	2	10,229	2
Greater than 12 months	96,997	16	96,536	16	98,166	18
Equity[1]	42,986	7	41,976	7	40,948	7
Stable Funding Ratio (SFR)	470,388	79	459,562	77	438,163	79
Less than 6 months	86,008	15	87,503	15	77,598	14
6 to 12 months	13,254	2	19,279	3	17,846	3
Long term to short term scroll[2]	23,755	4	27,041	5	21,523	4
Short term wholesale funding	123,017	21	133,823	23	116,967	21
Total funding[3]	593,405	100	593,385	100	555,130	100

Deposits to Net Loans Ratio

	As at 31 March 2012		As at 30 Sept 2011		As at 31 March 2011

	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	319,916		310,139		288,820
Net loans	506,124	63.2	496,609	62.5	484,207	59.6

1    Equity less FX translation, Available-for-Sale Securities and Cash Flow Hedging Reserves.

2    Including Equity as described in footnote 1. Hybrids in the amount of $2.0 billion have been included in wholesale funding.

3    Euro (EUR).

4    Norwegian Kroner (NOK).

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Funding view of the balance sheet1

	As at 31 March 2012
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	101,255	-	-	489,309	63,368	653,932
Total liabilities	(236)	(319,916)	(228,526)	-	(60,379)	(609,057)
Total equity	-	-	(1,977)	(42,986)	88	(44,875)

Total	101,019	(319,916)	(230,503)	446,323	3,077	-
Net loans[2]	35,557	-	-	470,567	-	506,124

	As at 30 September 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	103,549	-	-	482,264	84,415	670,228
Total liabilities	(134)	(310,139)	(239,289)	-	(76,858)	(626,420)
Total equity	-	-	(1,982)	(41,976)	150	(43,808)

Total	103,415	(310,139)	(241,271)	440,288	7,707	-
Net loans[2]	33,384	-	-	463,225	-	496,609

	As at 31 March 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	84,972	-	-	469,823	67,163	621,958
Total liabilities	(166)	(288,820)	(223,439)	-	(67,414)	(579,839)
Total equity	-	-	(1,923)	(40,948)	752	(42,119)

Total	84,806	(288,820)	(225,362)	428,875	501	-
Net loans[2]	33,598	-	-	450,609	-	484,207

1     Refer to Section 5, Note 22 for a detailed analysis of the funding view of the balance sheet. Liquid assets are defined as assets that are eligible for re-purchase agreements with the Reserve Bank.

2     Liquid assets in net consumer loans include internally securitised assets that are eligible for re-purchase agreements with the Reserve Bank at ninety percent of the value.

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3.5        Capital and Dividends

Basel II	As at	As at	As at
	31 March 2012	30 Sept 2011	31 March 2011
Common equity capital ratio	8.0%	8.1%	8.0%
Tier 1 capital ratio	9.8%	9.7%	9.5%
Total regulatory capital ratio	10.8%	11.0%	11.0%
Risk weighted assets (RWA)	300,046	279,961	276,827

Tier 1 Capital Ratio Movement for First Half 2012

The Westpac Group’s Tier 1 capital ratio of 9.81% at 31 March 2012 was 13 basis points higher than the 30 September 2011 Tier 1 ratio. This reflected organic capital generation and new capital issuance exceeding the impact of Basel 2.5 implementation and growth in RWA. It is important to highlight that the capital ratios in this half have been measured using the new Basel 2.5 standards.  These standards principally involved changes in risk weighted assets applied to market risk and the securitisation.  These changes had a negative impact on capital ratios of 33 basis points and 4 basis points respectively.  Accordingly, capital ratios in First Half 2012 should only be compared after considering the 37 basis points impact.

Outside the Basel 2.5 changes, the key drivers of the increase in the Tier 1 ratio over the period included:

■                First Half 2012 NPAT of $3.0 billion (99 basis points increase);

■                Dividends payable, net of Dividend Reinvestment Plan (DRP)1 (69 basis points decrease);

■                RWA growth reflected the implementation of a new operational risk model (13 basis points decrease), increase in credit risk primarily related to changes in the measurement of off-balance sheet exposures (9 basis points decrease), market risk and interest rate in the banking book RWA (6 basis points decrease);

■                The issuance of $1.2 billion of Tier 1 hybrid capital (39 basis points increase);

■                The recognition of the 2012 component of St.George merger tax consolidation benefit (9 basis points increase).

A reduction of $0.8 billion in outstanding Tier 2 subordinated debt resulted in a 25 basis points decline in Westpac’s total regulatory capital ratio.

1      DRP is calculated as the estimated DRP for the 2012 interim dividend, and the difference between actual and estimated DRP for the 2011 final dividend.

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Risk Weighted Assets

	Loans (per Section 5)			Basel II (Advanced / Standardised) RWA
	As at	As at	% Mov’t	As at	As at	% Mov’t
$m	31 March 2012	30 Sept 2011	Sept 11- Mar 12	31 March 2012	30 Sept 2011	Sept 11- Mar 12
Business purposes
On balance sheet	150,543	147,505	2	113,509	115,262	(2)
Off-balance sheet	-	-	-	50,533	47,344	7
Total business purposes	150,543	147,505	2	164,042	162,606	1
Consumer purposes
On balance sheet[1]	359,601	353,149	2	68,296	66,336	3
Off-balance sheet[1]	-	-	-	6,491	5,915	10
Total consumer purposes	359,601	353,149	2	74,787	72,251	4
Provision for impairment	(4,020)	(4,045)	1	-
Total credit risk	506,124	496,609	2	238,829	234,857	2
(% of total RWA)				80%	84%

Total on balance sheet credit risk	-	-	-	181,805	181,598	-
Total off-balance sheet credit risk	-	-	-	57,024	53,259	7

Equity risk	-	-	-	1,385	1,498	(8)
Market risk	-	-	-	19,266	8,433	128
Operational risk	-	-	-	23,640	19,611	21
IRRBB	-	-	-	13,208	11,823	12
Other assets	-	-	-	3,718	3,739	(1)
Total non-credit	-	-	-	61,217	45,104	36
(% of total RWA)	-	-	-	20%	16%	large
Total	506,124	496,609	2	300,046	279,961	7

The Westpac Group’s RWA increased by 7% compared to Second Half 2011.   Of the 7% increase in RWA, $11.6 billion or 4% was due to the implementation of Basel 2.5 rules which added $1.2 billion to RWA associated with securitisation conduits (included in business off-balance sheet assets) and added $10.4 billion to RWA associated with market risk (as the VaR used to calculate RWA is based on a stressed VaR).

Other movements in RWA were driven by the following factors:

■               Credit risk RWA rose 2% overall.  Growth in RWA due to the implementation of Basel 2.5 rules was supplemented by changes in the treatment of undrawn commitments arising from the annual update of our risk models, offset by improvements in our risk profile, particularly business lending;

■               Operational risk RWA rose 21% following the implementation of a new operational risk model; and

■               Interest rate risk in the banking book (IRRBB) RWA rose 12% as a result of lower embedded gains.

1 Pacific Banking’s RWA are classified as consumer. RWA in Pacific Banking are calculated using the Standardised approach.

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Capital Deduction for Regulatory Expected Credit Loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from capital. The following table shows how the deduction is calculated. In applying the capital deduction, 50% is deducted from Tier 1 capital and 50% is deducted from Tier 2 capital.

	As at	As at	As at
$m	31 March 2012	30 Sept 2011	31 March 2011
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 5 Note 11)	4,391	4,414	4,968
plus general reserve for credit losses adjustment	119	38	26
less ineligible provisions[1]	547	391	80
less certain deferred tax assets	(731)	(746)	(790)
Total eligible provisions	4,326	4,097	4,284
Regulatory expected downturn loss[2]	5,944	5,877	6,268
Capital deduction in provisions for regulatory expected downturn loss	(1,618)	(1,780)	(1,984)
Deducted from Capital as follows:
Tier 1 reduction	(809)	(890)	(992)
Tier 2 reduction	(809)	(890)	(992)

The capital deduction for regulatory expected downturn loss has decreased as a result of:

■	Eligible provisions increased due to a higher general reserve for credit losses from relatively longer-dated lending and changes in the measurement of off-balance sheet exposures; offset by

■	Increased regulatory expected loss reflecting higher early stage delinquencies in the residential mortgage portfolio.

1     Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures. Partial write-offs are included as eligible provisions under APRA standards.

2    Regulatory expected loss is calculated for portfolios subject to the Basel advanced IRB approach to credit risk.

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Dividends

	As at	As at	As at
Ordinary dividend (cents per share)	31 March 2012	30 Sept 2011	31 March 2011
Interim (fully franked) - determined dividend	82	-	76
Final (fully franked)	-	80	-
Total ordinary dividend	82	80	76

The Directors have declared a fully franked interim dividend of 82 cents per share, an increase of 2 cents per share or 2.5% over the 2011 final dividend.

The interim dividend represents a payout ratio of 83.8%.

The Group’s ability to continue to frank dividends remains very strong, with our adjusted franking account balance after allowing for the reduction in franking credits for the 2012 interim dividend, at $974 million as at 31 March 2012.

For the first time, the Group has also applied New Zealand imputation credits to the dividend of 8 cents (NZ) per share.  New Zealand imputation credits are available only to shareholders that are also New Zealand tax payers.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2012 interim dividend via the issuance of new shares.

The Board has also determined that in relation to the 2012 interim dividend, the market price at which new shares will be issued under the DRP will not include a discount. The pricing period for setting the market price will be the 10 trading days commencing 22 May 2012.

Common Equity Capital Activity during First Half 2012

With the exception of issuing ordinary shares to satisfy the DRP and employee share plans, there was no further equity issuance during First Half 2012.

Residual Tier 1 Capital

As at 31 March 2012, Westpac had $5.6 billion of Residual Tier 1 capital instruments on issue.

On 23 March 2012, Westpac raised $1.2 billion of hybrid Tier 1 capital through the issue of 11,893,605 Westpac CPS at $100 each.  Westpac CPS qualify as Non-innovative Residual Tier 1 capital of Westpac on a Level 1 and Level 2 basis.  Westpac CPS will also be eligible for transitional treatment as Additional Tier 1 capital under APRA’s Basel III framework. The issue contributed 39 basis points to Westpac’s Tier 1 ratio as at 31 March 2012.

There were no redemptions of Residual Tier 1 capital instruments during the period. Total Residual Tier 1 capital represents 18.9% of net Tier 1 capital at 31 March 2012.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of our New Zealand retail business is to manage the economic risk where Westpac believes there is a strong likelihood of significant adverse movements to the A$/NZ$ exchange rate.  Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged.  Hedges are executed on a pre-tax basis.

Hedges have not been executed for the 2012 forecast profit.

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3.6        Other Significant Developments

Liquidity

On 16 December 2010, the BCBS released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures; the LCR and the NSFR.

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under an acute stress scenario. As there are insufficient Government bonds available in the Australian marketplace to allow institutions to meet the LCR, the RBA has announced, jointly with APRA, that it will make available to Australian institutions a committed secured liquidity facility that can be utilised to meet the LCR requirement.

The timetable for implementing the liquidity standard schedules the LCR to be introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and as such are potentially subject to modification.

APRA has released for consultation a discussion paper outlining its proposed implementation of the Basel III liquidity reforms in Australia. However, until the final Australian standards are released, the full extent of the impact on the Westpac Group is uncertain. Notwithstanding the uncertain requirements, Westpac expects to increase its holding of liquid assets.

Capital

On 16 December 2010 the BCBS released the final text of the Basel III capital framework. The framework incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

■                 an increase in the minimum common equity requirement from 2.0% to 4.5%;

■                 an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

■                 a capital conservation buffer at 2.5%, to be met with common equity; and

■                 a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital (subject to further BCBS guidance). The buffer is intended to be applied during times of excess credit growth.

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019.

On 30 March 2012, APRA released a further discussion paper on the implementation of Basel III together with drafts of the revised capital adequacy standards that will govern the implementation of the Basel III capital framework in Australia. Based on the discussion paper and draft standards, Westpac believes it is well placed to meet the new capital requirements within the timeframes proposed. However, until APRA’s final prudential standards are issued and APRA advises institutions of their prudential capital ratios, the full extent of the impact on the Westpac Group cannot be confirmed.

Westpac Convertible Preference Shares

On 23 March 2012, Westpac issued approximately $1.19 billion (raising $1.18 billion after transaction costs) of new Tier 1 hybrid securities known as Westpac CPS, which qualify as Non-innovative Residual Tier 1 capital of Westpac for regulatory capital purposes. Westpac CPS will also be eligible for transitional treatment as Additional Tier 1 capital under APRA’s Basel III capital adequacy framework. This issue of Westpac CPS added 39 basis points to Westpac’s Tier 1 capital ratio.

Credit ratings

On 1 December 2011, Standard & Poor’s announced that, following changes to its criteria for assessing bank credit ratings globally, the ratings of the major Australian banks, including Westpac, were lowered by 1 notch. As a result, Westpac’s long-term, senior unsecured credit rating was assessed as AA- down from AA. The outlook for the rating is stable. Westpac’s short term credit rating was affirmed at A-1+.

On 24 February 2012, Fitch Ratings advised that Westpac, along with other major Australian banks, had its long-term senior unsecured issuer default rating downgraded to AA- down from AA. The outlook for the rating is stable. Westpac’s short-term issuer default rating was affirmed at F1+.

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Systemically Important Financial Institutions (SIFIs)

In November 2011, the BCBS published Global systemically important banks: Assessment methodology and the additional loss absorbency requirement. This document announced the final methodology for determining Global Systemically Important Banks (G-SIBs), and the FSB named the initial list of 29 G-SIBs determined under this methodology who would be subject to higher capital requirements and greater oversight. No Australian bank has been named as a G-SIB based on the current methodology and data. The G20 also directed the FSB to consider how to extend the framework to a broader set of SIFIs, including Domestic Systemically Important Banks (D-SIBs), and to make recommendations to the G20 by April 2012. Any extension of the framework, the methodology for determining D-SIBs, and additional requirements to be placed on D-SIBs at this stage are unknown. Until global policy frameworks are finalised and APRA implementation is determined, any impact on Westpac cannot be determined.

Recovery and Resolution Planning

In November 2011, the FSB finalised a comprehensive package of policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the package, a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. In addition, SIFIs will be subject to resolvability assessments to ensure they may be resolved without severe systemic disruption and taxpayer loss while at the same time protecting systemically important functions. APRA has disclosed that a pilot Recovery Planning project is underway in Australia applying to the largest banks. Following the pilot it is expected that APRA will propose a formal requirement, for a yet to be determined subset of the Australian finance industry. The detail on any such package will be developed through the pilot project, and as such the final form of requirements, implications, and timing for Westpac are at this stage unknown.

OTC Derivatives Reform

The OTC derivatives market is undergoing significant reform globally with regulators mandating central clearing for standardised OTC derivatives; encouraging exchange trading where appropriate; imposing higher capital charges on non-cleared products; and requiring all transactions to be reported to trade repositories. Locally, the Council of Financial Regulators (APRA, ASIC, RBA and the Australian Treasury) released a discussion paper on the mandatory clearing of OTC derivatives in Australia in June 2011. The Council has also made recommendations to the Australian Government for reforms to the regulation of Financial Market Infrastructure, which includes OTC clearing houses, which were released 30 March 2012. The policy recommendations in both documents are at a high level, and contain little information on the practical implementation aspects of the proposals.

Westpac is closely monitoring the offshore developments and is actively engaging with local and international regulators, trade associations, banks, and clearing houses. Work has also commenced to develop a clearing solution to comply with the offshore requirements which capture Westpac’s operations. As both the international and local reforms are not yet finalised, the full extent of the impact on the Westpac Group’s operations remains unclear.

Exception Fees Class Action

On 16 December 2011 a class action was commenced against Westpac in the Federal Court of Australia on behalf of certain customers of Westpac. A second class action against Westpac, brought on behalf of certain customers of St.George Bank and BankSA, was commenced on 1 February 2012. The claims in both class actions allege that certain exception fees charged by Westpac prior to October 2009 were unlawful. The claims against Westpac form part of a series of class actions against a number of Australian banks initiated by the litigation funding company IMF (Australia) Ltd. Westpac intends to defend the proceedings. By agreement between the parties, the proceedings against Westpac are “on hold” until at least June 2012, pending developments in a related class action against another Australian bank.

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Tax Developments

Following the Tax Forum conducted by the Australian Federal Government in Canberra on 4 October 2011 and 5 October 2011 to discuss tax reform following the report on Australia’s Future Tax System Review (the Henry Review), the Deputy Prime Minister and Treasurer announced the appointment of a select tax working group that will look at how the Australian tax system could be improved. Measures that will be considered by this working group include possible changes to tax losses, the corporate tax rate and the taxation treatment of equity. That tax working group is due to deliver its final report at the end of 2012. Until further detail of any possible changes to the taxation rules are released, and any changes to the law finalised, any impact on Westpac cannot be determined.

On 30 March 2011, the Assistant Treasurer announced a review of the tax consolidation provisions dealing with rights to future income and the residual tax cost setting rules. The consideration was whether these rules needed to be amended, and, if so, whether any amendments will take effect retrospectively. The residual tax cost setting rules are the provisions under which amounts were allocated to the St.George in the money derivatives in the tax consolidation process (and from which deductions are claimed by Westpac under the general taxing provisions).

Following the release on 18 April 2012 of the Exposure Draft legislation (Tax Laws Amendment (2012 Measures No. 2) Bill 2012) there is no amendment required to the tax treatment which has been previously reflected in Westpac’s financial statements for certain St.George derivative contracts.

Changes to accounting standards

In continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets and lease accounting. The Group expects that there will be a number of new standards issued in the next three years that will require changes to our current accounting approaches.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act)

In response to the global financial crisis, new legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks such as Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial institutions, promote enhanced supervision, regulation, and prudential standards for financial institutions, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing in 2012. Aside from the general observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and the extra-territorial application, it is not possible to assess the full impact of the legislation and the regulations on our operations. However in the event that some of the rules are implemented in or close to the current draft, significant investment in compliance and reporting programs and changes to business activities is likely to be required.

Foreign Account Tax Compliance Act (FATCA)

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. The legislation and subsequent guidance requires Foreign Financial Institutions (FFIs) (such as Westpac) to enter into an FFI agreement by 30 June 2013 and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US-owned foreign entities, or otherwise face up to 30% withholding tax on payments made to the FFI from US sources. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into an FFI Agreement and account holders who do not respond to requests to confirm their US person status and/or do not agree to the FFI reporting certain account related information to the IRS. Draft FATCA regulations have been released by the US Treasury and IRS which provide initial guidance on the law, with the final regulations not expected until late 2012. However, if the FATCA provisions are implemented in or near to their current form, taking into account the latest draft FATCA regulations issued to date, substantial investment in a compliance and reporting framework would be required.

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New Zealand

Regulatory reforms and significant developments in New Zealand include:

Transfer of additional banking operations to Westpac New Zealand Limited (WNZL) on 1 November 2011

Until 1 November 2006, Westpac conducted its banking operations within New Zealand through a branch structure. On that date, and after extensive consultation with the RBNZ, Westpac adopted a dual registration operating model comprised of a locally incorporated subsidiary, WNZL, to conduct its consumer and business banking operations in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch), to conduct its institutional and financial markets operations.

Following an independent review of the structure of the operating model of Westpac’s business in New Zealand, the RBNZ, WNZL and Westpac reached agreement on changes to the operating model. As a result, and pursuant to the Westpac New Zealand Act 2011, the following assets and liabilities associated with certain business activities and associated employees were transferred from the NZ Branch to WNZL on 1 November 2011:

■                 institutional customer deposits;

■                 institutional customer transactional banking;

■                 institutional customer lending other than trade financing activities;

■                 debt capital markets activities carried out in assisting corporates to obtain funding, such as customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programs;

■                 corporate advisory; and

■                 institutional customer foreign currency accounts.

The NZ Branch has retained its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers, pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL and trading of capital markets products and foreign exchange as principal. In addition, the NZ Branch has retained its global intra-group financing functions, correspondent bank relationships, debt securities team activities, such as arrangement of commercial paper and bond programs, and international business (including trade finance activities but excluding customer foreign currency accounts).

Open Bank Resolution (OBR)

The RBNZ released a consultation paper on OBR in March 2011. OBR contemplates a bank being open for business on the next business day following an insolvency event or event that triggered putting it under statutory management. The RBNZ’s consultation paper recommended that all locally incorporated banks with retail funding over NZ$1 billion participate in a pre-positioning process and therefore the policy would apply to WNZL. In the event of failure, a bank must be able to achieve certain outcomes which include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the next business day following the bank’s closure. Banks were required to submit detailed implementation plans to the RBNZ by 29 February 2012. In April 2012, the RBNZ revised the date by which banks will be required to be fully pre-positioned from end February 2013 to 30 June 2013. A new condition of registration will be imposed on banks to implement the new OBR requirements.

Basel III

The RBNZ has released two consultation papers on Basel III. In the first paper, released in November 2011, the RBNZ proposed that New Zealand adopt the core Basel III capital measures relating to new capital ratios, including the conservation buffer, and most of the recommendations relating to the definition of capital. Total Tier 1 capital will increase to 6.0% plus the conservation buffer of 2.5%. Tier 1 capital will need to include common equity of 7.0% (Tier 1 ratio of 4.5% and the conservation buffer). As it had signalled previously, the RBNZ is not proposing to adopt the leverage ratio. In its second consultation paper, released in March 2012, the RBNZ provided further information about the capital conservation buffer and the countercyclical capital buffer. The RBNZ is proposing that Basel III be implemented in New Zealand ahead of the BCBS’s and APRA’s timetable. The new capital ratios will come into effect on 1 January 2013 and the capital conservation buffer and countercyclical buffer will be in full effect from 1 January 2014. The conservation buffer will be implemented in full from that date, in contrast to the BCBS’s Framework which proposes that the buffer be implemented over a two year period (from 2016). In another departure from the Basel Framework, the RBNZ is proposing that distributions be fully, rather than partially, restricted when a bank is operating within the conservation and countercyclical buffers.

interim RESULTS 2012

REVIEW OF GROUP

OPERATIONS

Financial Markets Conduct Bill (FMCB)

The FMCB was introduced into the New Zealand Parliament in October 2011 and is currently before the Select Committee. The Bill is due to be reported back to the House in early September 2012. The FMCB represents an overhaul of the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance, and introduces new licensing and registration requirements. The new regime will do away with the existing prospectus/investment statement dual disclosure model and introduce a single product disclosure statement, supported by an online register of other material documentation. Much of the detail from the Bill has been left to be prescribed in regulations.

Credit Law Reform/Responsible Lending

The New Zealand Government is proposing to amend the Credit Contracts and Consumer Finance Act 2003 (CCCFA) by introducing a duty to lend responsibly. An exposure draft of the amendment Bill was released in April. The Bill will provide for a regulatory responsible lending code and strengthen existing consumer protections by changing current CCCFA provisions on disclosure, fees, hardship and “oppressive contracts”. The proposal for a responsible lending duty backed by a regulatory code partly reflects the approach of the Australian legislation. However, the Ministry of Consumer Affairs has said the code will not be a prescriptive set of rules, which differs from the Australian approach.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac.

This includes:

■                Credit law reform – following the commencement of the National Credit Code on 1 July 2010, new licensing obligations commenced on 1 January 2011 to regulate the activities of credit providers, including obligations requiring licensees to observe responsible lending practices. A second phase of reform requires credit providers to make available credit guides and for credit assistance providers to provide quotes and proposal disclosure documents. Since 1 January 2012, credit providers have been required to produce Key Facts Sheets for standard home loans. A number of other reforms, including reforms relating to the regulation of credit cards, have also been announced, which are scheduled to commence on 1 July 2012.

■                Superannuation changes – on 16 December 2010 the Government provided its response to the Super System (Cooper) Review into Australia’s superannuation system. The Government’s proposals include the introduction of a simple, low-cost ‘MySuper’ superannuation product from 1 July 2013 and an initiative called ‘SuperStream’ to improve the efficiency of processing superannuation transactions through the use of technology. Legislation is being introduced in several tranches throughout the first half of calendar 2012 to implement the superannuation reforms.

■                 Financial advice changes – on 22 March 2012 the FOFA reforms passed the House of Representatives. They are due to be debated in the Senate during May 2012 and will need to be passed by the Senate before the reforms can become law. The FOFA reforms are aimed at improving consumer trust and confidence in, and the quality of, financial advice. The FOFA reforms include a ban on certain conflicted payments and soft dollar benefits, a ban on certain volume-based payments, a ban on the charging of asset-based fees on borrowed funds, a statutory best interests duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receive ongoing advice and where advisers will be required to give annual disclosure of ongoing fees and services to investors. The majority of the proposed reforms are scheduled to commence from 1 July 2012, although the Government announced in March 2012 that the application of the provisions will be voluntary until 1 July 2013.

■                 Privacy law reform – the Privacy Act, first introduced in Australia in 1988, regulates how personal information is collected, used, disclosed and maintained by organisations. It also grants rights to individuals to access and request the correction of their information. The Government has committed to update and enhance the Privacy Act in four stages. Exposure Drafts for only the first two stages of reform have been released (the Australia Privacy Principles released in June 2010 and Credit report provisions released in February 2011). The Exposure Drafts contain changes to strengthen individual’s rights under the current National Privacy Principles and to amend, among other things, how credit reporting is conducted. It is expected that Bills containing these reforms will be introduced to Parliament in June 2012.

interim RESULTS 2012

REVIEW OF GROUP

OPERATIONS

■                 Proposed amendments to the Insurance Contracts Act – on 21 March 2012, the Insurance Contracts Amendment Bill 2011 was passed by Parliament. Regulations proposed under that Bill will standardise the definition of “flood” for home and contents insurance policies and establish additional mandatory disclosure requirements for home and contents insurance policies. In addition to those changes, the Federal Government is currently reviewing the availability and affordability of flood insurance, while amendments to the Insurance Contracts Act 1984 (Cth) and related legislation may result in insurance contracts being subject to the “unfair contracts” regime; updated duties of disclosure being imposed upon insureds; and the option of providing notices and documents under the Act electronically.

■                 The introduction of a new regulatory framework for personal property securities – On 30 January 2012 the Personal Property Securities Act (PPSA) commenced. The PPSA is a national personal property securities regime involving a single register and a uniform set of rules that replaces a wide range of complex State and Territory based legislation and registers. The PPSA regime has introduced fundamental changes to the treatment of security interests in personal property in Australia.

■                 Tax discount for interest income – on 25 November 2011, the Government announced that it would defer the start date of a proposed 50% tax discount on interest income received by individual taxpayers from deposits in ADIs, as well as from bonds, debentures and annuity products. The discounts are now scheduled to apply on up to $500 of interest from 1 July 2013 and $1,000 in subsequent years (1 July 2014 onwards).

■                 Covered bonds – on 13 October 2011, the Commonwealth Parliament passed an amendment to the Australian Banking Act 1959 permitting ADIs to issue covered bonds. Among other things, this legislation caps at 8% the value of an ADI’s assets in Australia that can be included in a cover pool supporting covered bonds.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

Commencement of new Chairman

On 14 December 2011, Lindsay Maxsted became Chairman of Westpac Banking Corporation following the retirement of Ted Evans. Mr Maxsted joined the Board in 2008 as an independent Director and Chairman of the Audit Committee.

New Organisational Structure

On 24 November 2011 Westpac announced a new organisation structure for the Westpac Group creating two new divisions being:

■                 AFS which encompasses Westpac Retail & Business Banking, St.George Banking Group, BT Financial Group, and Banking Products and Risk Management; and

■                 Group Services encompassing Technology, Banking Operations, Property Services and Legal.

interim RESULTS 2012

DIVISIONAL

RESULTS

4.0        DIVISIONAL RESULTS

Divisional results are presented on a management reporting basis. The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “Cash Earnings”1. To calculate Cash Earnings Westpac adjusts the reported results for the items outlined below. This allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

A reconciliation of Cash Earnings to net profit attributable to owners for each business division is set forth in Section 7. Refer to the Introduction on page iii and to Section 7.2 for a more detailed explanation of Cash Earnings adjustments.

Three categories of adjustments are made to reported results to determine Cash Earnings:

■                 Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

■                 Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

■                 Accounting reclassifications between individual line items that do not impact reported results, such as policy holder tax recoveries2.

Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management rather than the legal structure (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been revised and may differ from results previously reported.

Our internal transfer pricing framework attributes value between divisions. Its primary attributes are:

■               Treasury funding product balances are fully transfer priced at inter-bank rates according to the tenor of the underlying transactions; and

■                 Overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

The discussion of our divisional results and certain data in Sections 4 and 7 are presented on a Cash Earnings basis, unless otherwise stated. Cash Earnings are not directly comparable to statutory results presented in other parts of this Interim Profit Announcement.

Organisational Changes

During the period the Group transferred management responsibility for:

■                 The equities business from WIB to BTFG;

■                 RAMS from Westpac RBB to St.George; and

■                 The New Zealand Institutional banking business from WIB to Westpac New Zealand.  Refer to page 50 for further information on this transfer.

First Half 2012, Second Half 2011 and First Half 2011 results have been prepared on the basis that transfers took place on 1 October 2010.

1     Cash Earnings adjustments are explained on pages 117 and 118.

2     Policy holder tax recoveries – Income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policy holder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

interim RESULTS 2012

DIVISIONAL

RESULTS

4.1        Australian Financial Services

Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations.  It incorporates the operations of Westpac RBB, St.George and BTFG. AFS also includes the product and risk responsibilities for Australian Banking.

				% Mov't	% Mov't
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Net interest income	4,323	4,389	4,179	(2)	3
Non-interest income	1,637	1,646	1,607	(1)	2
Net operating income before operating expenses and impairment charges	5,960	6,035	5,786	(1)	3
Operating expenses	(2,757)	(2,751)	(2,664)	-	(3)
Profit before impairment charges and income tax expense	3,203	3,284	3,122	(2)	3
Impairment charges	(464)	(488)	(448)	5	(4)
Operating profit before tax	2,739	2,796	2,674	(2)	2
Tax and non-controlling interests	(827)	(824)	(809)	-	(2)
Cash Earnings	1,912	1,972	1,865	(3)	3
Less: Cash Earnings adjustments	(74)	(74)	(72)	-	(3)
Net profit after tax	1,838	1,898	1,793	(3)	3

Operating expenses to Net operating income ratio (Cash Earnings basis)	46.3%	45.6%	46.0%	(70bps)	(30bps)

	$bn	$bn	$bn

Deposits
Term deposits	111.3	98.5	87.6	13	27
Other	114.4	115.8	114.8	(1)	-
Total deposits	225.7	214.3	202.4	5	12
Net loans
Mortgages	309.6	304.0	294.4	2	5
Business	76.6	76.5	76.4	-	-
Other	18.2	18.0	18.3	1	(1)
Total net loans	404.4	398.5	389.1	1	4
Total assets	429.2	422.8	414.7	2	3

				% Mov't	% Mov't
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Westpac Retail & Business Banking	1,049	994	921	6	14
St.George Banking Group	569	615	602	(7)	(5)
BT Financial Group (Australia)	294	363	342	(19)	(14)
Total Cash Earnings	1,912	1,972	1,865	(3)	3

interim RESULTS 2012

DIVISIONAL

RESULTS

4.1.1     Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small to medium enterprise customers and commercial customers (typically with turnover of up to $100 million) in Australia under the Westpac brand.  Activities are conducted through our nationwide network of branches and business banking centres and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, automatic teller machines (ATMs) and internet and mobile channels.  The majority of revenue from wealth products sold to Westpac customers is included in BTFG’s financial results.

				% Mov't	% Mov't
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Net interest income	2,687	2,684	2,575	-	4
Non-interest income	581	547	544	6	7
Net operating income before operating expenses and impairment charges	3,268	3,231	3,119	1	5
Operating expenses	(1,549)	(1,562)	(1,525)	1	(2)
Profit before impairment charges and income tax expense	1,719	1,669	1,594	3	8
Impairment charges	(218)	(274)	(273)	20	20
Operating profit before tax	1,501	1,395	1,321	8	14
Tax and non-controlling interests	(452)	(401)	(400)	(13)	(13)
Cash Earnings	1,049	994	921	6	14
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	1,049	994	921	6	14

Operating expenses to Net operating income ratio (Cash Earnings basis)	47.4%	48.3%	48.9%	90bps	150bps

	$bn	$bn	$bn
Deposits
Term deposits	58.9	51.7	48.0	14	23
Other	72.9	73.4	71.6	(1)	2
Total deposits	131.8	125.1	119.6	5	10
Net loans
Mortgages	192.6	188.8	181.8	2	6
Business	44.8	44.4	44.2	1	1
Other	9.0	8.9	9.0	1	-
Total net loans	246.4	242.1	235.0	2	5
Total assets	251.6	247.0	240.1	2	5

interim RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance

First Half 2012 – Second Half 2011

Features:

■            Profit before impairment charges and income tax expense rising 3% and Cash Earnings up 6%;

■            The result was delivered through strong Non-interest income, tightly controlled expenses and a decline in impairment charges; and

■            Key metrics continued to improve, particularly wealth cross sell, products per customer, and higher revenue per employee.

Westpac RBB delivered a strong performance in First Half 2012 with Cash Earnings of $1,049 million, up $55 million, or 6%. Profit before impairment charges and income tax expense was up 3% at $1,719 million.

A key feature behind the performance was the continued success of the Westpac Local strategy that has improved both the capability and capacity of the front line assisting the division to grow business and consumer revenues and deepen customer relationships.

Net interest income increased $3 million with average interest earning assets rising 2% offset by a fall in margins:

■            Margins down 4 basis points to 2.13% with the main drivers being:

-               Lending spreads improved 4 basis points, aided by the repricing of mortgages in February 2012 and improved spreads on other personal lending;

-               Lending mix improved 1 basis point;

-               Offsetting this, deposit spreads declined 6 basis points as a continuation of competition for deposits saw deposit interest rates fall less than the overall decline in short term market rates.  This was particularly prevalent in term deposits where most new growth for the period occurred, causing an additional deposit mix drag of 2 basis points; and

-               Wholesale funding costs also increased 1 basis point over the period.

■            Total net loans increased $4.3 billion (2%):

-               Mortgages accounted for the majority of the growth, rising $3.8 billion (2%) representing 0.71 times banking system;

-               Mortgages written through the Westpac proprietary network accounted for 59% of flows over First Half 2012;

-               Over $13.2 billion in new mortgages were written in the period, partially offset by $10.2 billion in repayments/prepayments;

-               Business lending was up $0.4 billion (1%) over the period, with most activity in refinancing; and

-               Other Consumer lending increased $0.1 billion (1%) with slightly higher cards balances and the benefits from a campaign to increase the sales of personal loans through the branch network.

■            Total deposits increased $6.7 billion (5%) relative to banking system growth of 3.2%1.  An increased emphasis on deposit raising, including changing branch scorecards, targeted campaigns and a greater focus on deposit rich customers is delivering, with the volume of deposits gathered more than fully funding loan growth. The main drivers of the increase were:

-               Term deposits increased $7.2 billion (14%) and represented at 31 March 2012 45% of total deposits; and

-               Other deposits (online/saving/transaction/business) decreased $0.5 billion (1%), primarily as a result of lower consumer online accounts partially offset by a $0.8 billion rise in mortgage offset accounts and increases in other business and consumer savings accounts.

1  Source:  Australian Prudential Regulation Authority (APRA).

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Non-interest income was up $34 million (6%), primarily as a result of:

■	An increase in business lending fees;

■	An increase in financial markets income from both foreign exchange and fixing interest rates;

■	A rise in credit card income from loyalty point redemptions; and

■	Partly offsetting these increases has been lower credit card interchange fees.

Operating expenses decreased $13 million (1%), primarily as a result of:

■	Employee expenses decreased $15 million as productivity benefits and lower project spending offset the 4% salary increase processed in January 2012;

■

Other expenses were tightly controlled decreasing $10 million. This included lower advertising spending from a reduction in campaigns and lower professional services costs, partly offset by a rise in operating lease rentals, a rise in technology related costs including project amortisation, and higher credit card redemption costs.

Impairment charges fell $56 million (20%) with lower business impairment charges due to a $300 million decline in stressed assets:

■	Consumer impairment charges down $12 million, primarily due to improved recoveries and lower credit card write offs;

	-	Mortgage 90+ day delinquencies were flat compared to Second Half 2011. Healthier consumer balance sheets continue to largely offset the seasoning of mortgages written in 2008 and 2009 years;

	-	Other consumer delinquencies were up 5 basis points to 127 basis points largely driven by rising personal lending delinquencies consistent with seasonal trends; and

■	Business impairments decreased $44 million primarily due to a decline in stressed assets.

The effective tax rate was modestly higher over the half.

First Half 2012 - First Half 2011

Features:

■	Cash Earnings grew 14% and profit before impairment charges and income tax expense increased 8%; and

■

The result was driven by good Net interest income growth (4%), Non-interest income growth (7%), and productivity initiatives holding expense growth to 2%.  Impairment charges were lower, down $55 million (20%).

Westpac RBB delivered First Half 2012 Cash Earnings of $1,049 million up $128 million (14%).  The performance was due to revenue growth of 5%, disciplined expense management with operating expenses rising 2%, and an improvement in impairment charges.

Net interest income rose 4% with a 5% growth in lending partially offset by softer margins.

■	Margins were down 2 basis points to 2.13%, primarily as a result of:

	-	Repricing of lending (mostly mortgages) has not offset the full impact of higher funding costs through 2011 and 2012;

	-	Higher funding costs were due to:

	-	Lower deposit spreads from both an increase in competition for deposits and mix impacts with most growth occurring in higher cost term deposits; and

	-	Wholesale funding costs continuing to increase compared to First Half 2011.

■	Total net loans up $11.4 billion or 5%, primarily as a result of:

	-	Mortgages which increased $10.8 billion or 6% and at 0.9[1] times banking system;

	-	59% of mortgages were written through the proprietary network;

	-	Business lending which increased $0.6 billion (1%); and

	-	Other consumer lending which was flat.

1 Source:  Australian Prudential Regulation Authority (APRA).

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

■	Total deposits increased $12.2 billion or 10%, primarily as a result of:

	-	An increase in term deposits, up $10.9 billion (23%); and

-

Other deposit growth was up 2% with most of the growth in mortgage offset accounts, reward savings accounts and business online. Consumer online balances were lower as the business did not match some of the high rate offers in the market.

Non-interest income was up $37 million or 7%, primarily as a result of:

■	An improvement in business fees including higher line fees and commercial bill fees; and

■	Continued growth in financial markets income from both foreign exchange and debt markets.

Operating expenses were up $24 million or 2%, primarily as a result of:

■

Efficiency initiatives helped to partially offset salary increases, higher property costs and amortisation from branch refurbishments completed in 2011. Technology costs were also higher mostly related to the SIPs.

Impairment charges declined $55 million (20%), primarily as a result of:

■	Consumer impairments were down 28% as the increase in consumer delinquencies was lower and business impairments were down 5% driven by improvements in business stressed assets over the year.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.1.2                   St.George Bank

St.George Banking Group (St.George) is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands.  RAMS is a diversified non-bank financial services group.  Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.  The majority of revenue from wealth products sold to Westpac customers is included in BTFG’s financial results.

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	1,438	1,479	1,427	(3)	1
Non-interest income	280	283	266	(1)	5
Net operating income before operating expenses and impairment charges	1,718	1,762	1,693	(2)	1
Operating expenses	(663)	(671)	(652)	1	(2)
Profit before impairment charges and income tax expense	1,055	1,091	1,041	(3)	1
Impairment charges	(240)	(213)	(180)	(13)	(33)
Operating profit before tax	815	878	861	(7)	(5)
Tax and non-controlling interests	(246)	(263)	(259)	6	5
Cash Earnings	569	615	602	(7)	(5)
Less: Cash Earnings adjustments	(64)	(65)	(64)	2	-
Net profit after tax	505	550	538	(8)	(6)

Operating expenses to Net operating income ratio (Cash Earnings basis)	38.6%	38.1%	38.5%	(50bps)	(10bps)

	$bn	$bn	$bn
Deposits
Term deposits	38.4	33.9	29.2	13	32
Other	36.0	36.9	37.3	(2)	(3)
Total deposits	74.4	70.8	66.5	5	12
Net loans
Mortgages	106.8	105.1	102.8	2	4
Business	30.5	30.8	30.8	(1)	(1)
Other	6.5	6.1	5.9	7	10
Total net loans	143.8	142.0	139.5	1	3
Total assets	150.9	149.6	147.0	1	3

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance

First Half 2012 – Second Half 2011

Features:

■	Cash Earnings were $46 million (7%) lower primarily due to a decline in margins and higher impairment charges;

■

Profit before impairment charges and income tax expense declined 3% with a small rise in lending insufficient to offset the margin impact of higher funding costs. Expenses were well contained, down $8 million;

■	Deposit growth was a strong 5%, 1.3[1] times banking system growth; and

■	Bank of Melbourne successfully launched in July 2011 and delivering to plan.

St.George Banking Group delivered Cash Earnings of $569 million, down $46 million, or 7%. Profit before impairment charges and income tax expense decreased 3% to $1,055 million.

Net interest income declined 3% with the 1% rise in lending insufficient to compensate for lower margins:

■	Margins fell 7 basis points to 1.87%, primarily as a result of:

-

Funding costs were higher, driven by higher deposit costs from both lower spreads on term deposits, and mix impacts reflecting the strong growth in lower spread term deposits were only partially offset by higher lending spreads across mortgages and business lending.

■	Total net loans increased $1.8 billion (1%), primarily as a result of:

-

Mortgages accounted for the majority of growth, rising $1.7 billion (2%). Proprietary channels represented 67% of mortgage flow. Mortgage growth was below system as broker originated loans outstanding fell by $0.3 billion over the half. The division has also seen customers with portfolio loans seeking to pay down balances more aggressively. RAMS mortgage book grew $0.8 billion (5.6%) with good new growth offset by a reduction in broker originated loans;

	-	Business lending was $0.3 billion lower (1%) as commercial customers continued to reduce their gearing; and

	-	Other consumer lending was up $0.4 billion (7%) with good Auto finance growth.

■	Total deposits increased $3.6 billion (5%), which was double the rise in lending and led to an improvement in the deposit to loan ratio of 180 basis points to 51.7%, primarily as a result of:

	-	The increase was all due to term deposits with growth of $4.5 billion (13%), from both consumer and business customers; and

	-	Other deposits were $0.9 billion lower (2%) with higher online balances offset by lower balances in savings accounts as customers sought out higher rate products.

Non-interest income was largely unchanged, down $3 million or 1%, primarily as a result of:

■	Higher business and personal lending fees and an increase in foreign exchange related income; and

■	Growth was offset by lower merchant fees and the ongoing trend of customers moving their transaction business to lower fee accounts.

Operating expenses decreased $8 million (1%), primarily as a result of:

■	Salary expenses decreased $5 million as productivity benefits helped offset the 4% salary increase processed in January 2012;

■

Ongoing costs associated with the expansion of Bank of Melbourne were higher (an additional five branches over the half combined with the impact of the 14 new branches opened during the Second Half 2011) although these were offset by reductions in professional service costs, advertising and legal costs associated with the launch; and

■	Restructuring costs were higher associated with the creation of AFS.

1 Source:  Australian Prudential Regulation Authority (APRA).

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Impairment charges increased $27 million (13%) mostly from top-ups to provisions relating to existing stressed facilities and consumer seasonal delinquency increases;

■	Consumer impairment charges were up $41 million, with the rise due to the normal seasonal rise in other consumer delinquencies and some portfolio growth; and

■

Business impairment charges were lower due to run-off in business stressed assets, partially offset by the top-up of some existing stressed and impaired asset provisions following a more conservative reassessment of security recovery values.

Overall asset quality in St.George has been relatively stable:

■	Business impaired assets as a percentage of total committed business exposures declined 46 basis points from a reduction in new impairments, combined with several write-offs during First Half 2012;

■	Mortgage 90 day delinquencies were up 7 basis points over the half to 0.60% in line with seasonal expectations; and

■	Other consumer delinquencies, were up 33 basis points to 145 basis points with credit card and Auto finance recording the largest increase.

First Half 2012 - First Half 2011

Features:

■	Profit before impairment charges and income tax expense up $14 million or 1%, while Cash Earnings decreased 5% from higher impairment charges.

Cash Earnings decreased $33 million (5%) to $569 million principally from a $60 million rise in impairment charges. Net operating income before operating expenses and impairment charges increased 1% while expenses were well contained, up 2% despite increased investment.

Net interest income increased $11 million (1%) with 3% lending growth partially offset by higher funding costs which contributed to slightly lower margins.

■	Margins fell 2 basis points to 1.87% with higher deposit costs partially offset by improved lending spreads in mortgages and business lending;

■	Total net loans increased by $4.3 billion or 3%, where:

	-	Mortgages accounted for the majority of growth, rising $4.0 billion or 4% with proprietary channels representing 67% of flow. RAMS contributed around 46% of the volume increase;

	-	Business lending declined $0.3 billion (1%), primarily driven by a further decline in the commercial property portfolio; and

	-	A rise in other consumer lending of $0.6 billion (10%) was mostly due to growth in Auto finance loans.

■	Total deposits increased $7.9 billion or 12%, primarily as a result of:

	-	Term deposits increased $9.2 billion (32%) with around two thirds of the growth from consumers and a third from business customers; and

	-	Other deposits were lower, down 3%, primarily due to a decline in personal savings accounts partially offset by a rise in mortgage offset and online saving balances.

Non-interest income increased $14 million (5%), primarily as a result of:

■	Increases in business line fees and a rise in income from hedging activity as customers have sought to more actively manage the volatile financial markets conditions experienced in the half.

Operating expenses increased $11 million (2%), primarily as a result of:

■	The launch and subsequent expansion of Bank of Melbourne which added $47 million to costs while restructuring costs were $11 million higher. Excluding these costs, expenses were down 7%.

Impairment charges increased $60 million or 33% equally due to the consumer and business portfolio;

■	Consumer impairments increased due to a higher portfolio balance and increasing levels of delinquencies; and

■	Business impairments increased mostly due to top-ups on existing stressed facilities.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.1.3     BT Financial Group (Australia)

BT Financial Group (BTFG) is Westpac’s Australian wealth division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts, private banking, financial planning as well as margin lending and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance.  BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (64.5% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Securitor, and the Advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George, and Westpac.

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	198	226	177	(12)	12
Non-interest income	776	816	797	(5)	(3)
Net operating income before operating expenses and impairment charges	974	1,042	974	(7)	-
Operating expenses	(545)	(518)	(487)	(5)	(12)
Profit before impairment charges and income tax expense	429	524	487	(18)	(12)
Impairment charges	(6)	(1)	5	large	large
Operating profit before tax	423	523	492	(19)	(14)
Tax and non-controlling interests	(129)	(160)	(150)	19	14
Cash Earnings	294	363	342	(19)	(14)
Less: Cash Earnings adjustments	(10)	(9)	(8)	(11)	(25)
Net profit after tax	284	354	334	(20)	(15)

Operating expenses to Net operating income ratio (Cash Earnings basis)	56.0%	49.7%	50.0%	large	large

	$bn	$bn	$bn
Total assets	26.7	26.2	27.6	2	(3)
Funds under management	55.6	41.4	45.6	34	22
Funds under administration	85.6	77.4	82.6	11	4

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance

Across Westpac, performance is primarily measured against the prior period as this is the best measure of performance trends.  In part, this reflects only a modest amount of seasonality in the banking businesses.  For BTFG, seasonal trends means that the most meaningful performance comparison is against the prior corresponding period and increased emphasis has been given to the commentary on First Half 2012 compared to First Half 2011.  Key seasonality impacts include:

■	Most superannuation business is written near the end of the tax financial year;

■	Costs are higher around July each year associated with end of financial year processing of accounts and annual statements; and

■	Historically catastrophe insurance events (cyclones, storms, floods) occur around the summer months (December to February) and hence impact earnings in the first half each year.

First Half 2012 – Second Half 2011

Features:

BTFG demonstrated good business momentum in First Half 2012, although Cash Earnings were lower from some irregular and external factors.  Supporting this performance have been good FUA flows ($1.6 billion in First Half 2012), improving insurance cross sell and continued success in capturing a higher portion of Corporate Superannuation flows. The J O Hambro acquisition added $37 million, $27 million and $6 million to revenue, expense and Cash Earnings respectively.

Cash Earnings decreased $69 million, or 19%, as improving sales were more than offset by a mix of irregular and volatile items.

■	The Funds Management contribution to Cash Earnings was down $49 million, primarily as a result of:

	-	Lower net operating income from funds management including weaker asset markets impacting FUM/FUA fees and Advice trail commissions, down by $22 million;

	-	A lower equities contribution down $11 million from a decline in margin lending balances and weaker broking volumes; and

-

One-off impacts in Second Half 2011 ($16 million) including profits on the sale of single manager rights; changes in the accounting treatment for certain deferred income and expense items, J O Hambro acquisition costs and FX gains associated with the J O Hambro acquisition.

■	The Insurance contribution to Cash Earnings was down $41 million reflecting:

	-	Lower general insurance results (down by $28 million) following higher general insurance catastrophe claims; and

	-	Lower LMI results (down by $13 million) from lower volumes and impact of ceasing to take underwriting risk on the mortgage insurance on loans with LVR greater than 90%.

■

Contribution to Cash Earnings from Capital and other was $21 million higher principally due to an $11 million rise in earnings on invested capital, and lower operating expenses that were incurred centrally.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

First Half 2012 – First Half 2011

Features:

Cash Earnings down $48 million as improved sales were more than offset by a mix of market related and volatile items.

■	The Funds Management contribution to Cash Earnings was down $57 million, primarily as a result of:

	-	Lower net operating income (down by $25 million) from funds management including weaker asset markets impacting FUM/FUA and Advice trail commissions;

	-	A lower contribution from the equities business (down by $15 million) with softer broking volumes and a reduction in margin lending balances; and

	-	One-off impacts and volatile items in First Half 2011 ($17 million) including lower revaluations of investments and changes in the accounting treatment for certain deferred income and expense items.

■	Insurance performed well with Cash Earnings up $8 million with improved sales and lower general insurance claims. This was despite a $15 million lower LMI contribution.

■	Contribution from Capital and other was little changed over the year.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.2        Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and Government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	781	782	761	-	3
Non-interest income	703	552	630	27	12
Net operating income before operating expenses and impairment charges	1,484	1,334	1,391	11	7
Operating expenses	(480)	(470)	(468)	(2)	(3)
Profit before impairment charges and income tax expense	1,004	864	923	16	9
Impairment charges	(65)	78	12	(183)	large
Operating profit before tax	939	942	935	-	-
Tax and non-controlling interests	(276)	(281)	(280)	2	1
Cash Earnings	663	661	655	-	1
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	663	661	655	-	1

Operating expenses to Net operating income ratio (Cash Earnings basis)	32.3%	35.2%	33.6%	290bps	130bps

	$bn	$bn	$bn
Deposits	52.4	48.3	47.3	8	11
Net loans	54.5	51.8	52.6	5	4
Total assets	89.6	101.5	89.2	(12)	-
Funds under management	6.9	6.3	6.6	10	5

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance

First Half 2012 – Second Half 2011

Features:

■

A 16% uplift in profit before impairment charges and income tax expense to $1,004 million reflecting increased lending and deposits, stronger transactional flows, improved Markets income and good expense management.  All key segments generated improved revenues; and

■

Cash Earnings were little changed with the rise in profit before impairment charges and income tax expense largely offset by higher impairment charges with Second Half 2011 benefiting from material collectively assessed provisioning benefits and write-backs.

WIB delivered a strong underlying result in First Half 2012 with 16% uplift in profit before impairment charges and income tax expense.  Cash Earnings were little changed, with a reduction in collectively assessed provisioning benefits and write-backs leading to a rise in impairment charges, offsetting the strong profit before impairment charges and income tax expense growth.

First Half 2012 commenced with significant volatility and uncertainty, particularly from the European Sovereign debt crisis.  As the half progressed conditions gradually improved providing increased opportunities in debt market originations, trade flows and markets.  Westpac’s strong credit rating and relationship based approach has led to increased customer activity and strong profit before impairment charges and income tax expense.

Net interest income was down $1 million, with lending increasing 5% and margins declining 8 basis points, primarily as a result of:

■	Total net loans increased $3 billion, up 5%, with particularly strong growth in trade finance;

■	Total deposits increased $4 billion, up 8% with strongest growth in term deposits; and

■

While asset volumes increased, margins declined to 1.84% from 1.92%, largely due to increased funding costs and liability mix impacts and a reduction in the contribution of Markets income included in interest income (largely driven by lower benchmark interest rates).  These declines were partially offset by the accelerated recognition of establishment fees.

Non-interest income increased $151 million, up 27% over the half, with all the division’s businesses returning improved performances:

■	Solid Debt Markets performance, particularly in the Second Quarter 2012 as improved Corporate bond market conditions encouraged increased origination;

■	FX income improved from increased sales as customers sought to manage their exposures in the volatile conditions;

■	Higher performance fees contributed to a $27 million rise in Hastings revenue; and

■	Partially offsetting these items were $34 million unfavourable valuation impact on counterparty credit exposures.

Operating expenses increased $10 million (2%), primarily as a result of:

■	Salary expenses were largely flat as productivity initiatives offset annual salary increases and higher performance related pay; and

■	Technology and compliance costs were higher from investing in and strengthening payment platforms and core system processes.

Asset quality continued to improve over the half, however, impairment charges were $143 million higher (from a $78 million benefit to a $65 million charge).  The change was principally due to reduced benefit from repayments of stressed assets and lower levels of write-backs.

The $65 million charge was primarily due to the top-up of provisions of existing stressed assets.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

First Half 2012 - First Half 2011

Features:

■	Profit before impairment charges and income tax expense growth up 9% with improved contributions across all businesses; and

■	Cash Earnings were up $8 million with the stronger profit before impairment charges and income tax expense offset by a $65 million impairment charge.

Net interest income was $20 million higher, up 3%:

■	Total net loans increased $2 billion or 4% with good growth in trade finance, term lending and bills;

■	Total deposits increased $5 billion or 11% over the year with most growth recorded in term deposits; and

■

Margins were down 1 basis point from increased risk pricing across the book and accelerated recognition of establishment fees more than fully offset by increased funding costs and a reduction in the portion of Markets income appearing in interest income.

Non-interest income increased $73 million or 12% primarily as a result of:

■	Increased FX sales driven by strong customer flows across all segments;

■	Increased trading volumes and improved market liquidity;

■	Higher performance fees increasing the contribution of Hastings by $14 million; and

■	Partially offsetting these items was a $65 million unfavourable valuation impact on counterparty credit exposures.

Operating expenses were up $12 million (3%) with productivity initiatives offsetting higher project costs.

Impairment charges of $65 million in First Half 2012 were $77 million higher than First Half 2011 as First Half 2011 benefited from significant write-backs and upgrades leading to an impairment charge benefit.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.3        Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand.  Westpac conducts its New Zealand banking business through two banks in New Zealand; Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia.  The division operates via an extensive network of branches and ATMs across both the North and South Islands.  Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac and Westpac Institutional Bank brands while insurance and wealth products are provided under Westpac Life and BT brands respectively.  All figures are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
NZ$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	761	745	715	2	6
Non-interest income	215	201	198	7	9
Net operating income before operating expenses and impairment charges	976	946	913	3	7
Operating expenses	(417)	(417)	(402)	-	(4)
Profit before impairment charges and income tax expense	559	529	511	6	9
Impairment charges	(98)	(108)	(133)	9	26
Operating profit before tax	461	421	378	10	22
Tax and non-controlling interests	(128)	(130)	(109)	2	(17)
Cash Earnings	333	291	269	14	24
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	333	291	269	14	24

Operating expenses to Net operating income ratio (Cash Earnings basis)	42.7%	44.1%	44.0%	140bps	130bps

	$bn	$bn	$bn
Deposits
Term deposits	20.9	20.8	20.6	-	1
Other	18.5	17.2	16.4	8	13
Total deposits	39.4	38.0	37.0	4	6
Net loans
Mortgages	35.4	34.9	34.2	1	4
Business	21.0	21.0	20.4	-	3
Other	1.8	1.7	1.6	6	13
Total net loans	58.2	57.6	56.2	1	4
Total assets	59.8	59.1	57.7	1	4
Funds under management	3.2	2.7	2.4	19	33

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance (NZ$)

First Half 2012 – Second Half 2011

Features:

■	Westpac New Zealand delivered a strong half with 6% uplift in profit before impairment charges and income tax expense and a 14% rise in Cash Earnings; and

■	The result was supported by higher margins, good balance sheet growth and a deepening of customer relationships. Improved asset quality leading to lower impairment charges also contributed.

Westpac New Zealand delivered profit before impairment charges and income tax expense of $559 million (6%) as a result of improved margins with good lending and deposit growth. These dynamics together with a decline in impairment charges resulted in Cash Earnings increasing 14% to $333 million.

This was a strong performance given the relatively subdued credit system1 growth and reflects the benefits from ongoing investment in, and upgrade of, the network leveraging the Westpac Local model. Investment in additional training of bankers, the roll out of new innovative branches and 24/7 banking technology has also enhanced the sales and service capability of the division. The business model is set up to meet all of our customers’ needs, enhancing the division’s cross sell capability whilst improving risk decisions for both the bank and customers.

Net interest income increased $16 million (2%) with good balance sheet growth and improved margins:

■	Margins increased 6 basis points to 2.43% supported by:

	-	Continued customer trend of moving from low spread fixed rate mortgages to new mortgages with higher spreads;

	-	Continued successful repricing of business loans; and

	-	Improved term deposit spreads.

■	Total net loans increased over the period, up $0.6 billion (1%); primarily as a result of:

	-	Mortgages increased 1% over the half compared to very modest system growth of 0.7%[1]; and

	-	Business and other personal lending was relatively constant over the half reflecting the subdued environment.

■	Total deposits increased $1.4 billion (4%) more than fully funding loan growth and leading to improvement in the deposit to loan ratio from 66% to 68%:

	-	Other deposits rose $1.3 billion (8%) with most growth in institutional and online deposit accounts.

Non-interest income increased $14 million (7%) and the key drivers included:

■	Increased institutional and business fees due to higher transaction activity;

■	Higher insurance income from improved sales and some premium increases; and

■	A rise in wealth fees from higher funds under management particularly in KiwiSaver and BT Private Selection balances.

Operating expenses were flat compared to Second Half 2011, primarily as a result of:

■	Productivity initiatives continued to deliver with lower FTE offset by wage inflation leading to flat employee expenses over the half; and

■

Continued investment in the division, with higher technology costs in First Half 2012 offset by lower project expenses following the completion of the project to migrate institutional customers into Westpac New Zealand Limited.

Impairment charges decreased $10 million or 9% partially as a result of the further improvement in asset quality:

■	Enhancements to credit decision processes and the ongoing economic recovery in New Zealand have led to a continued decline in stressed assets, down 5% and lower mortgage delinquencies; and

1 Source:  Reserve Bank of New Zealand (RBNZ).

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

■

The Second Half 2011 impairment charge included an $18 million release of overlay held in respect of the Christchurch earthquake. During First Half 2012 $5 million of the overlay was utilised against a specific earthquake affected property.

A change in the corporate tax rate from 30% to 28% effective from 1 October 2011 contributed to a reduction in the division’s effective tax rate in First Half 2012.

First Half 2012 – First Half 2011

Features:

■	Cash Earnings growth up 24% and profit before impairment charges and income tax expense growth up 9%; and

■	This result was driven by a 7% rise in net operating income and a 26% improvement in impairment charges.

Westpac New Zealand has delivered an improvement in Cash Earnings reflecting the continued investment in the division.  This has deepened customer relationships and contributed to improved asset quality.

Net interest income increased $46 million (6%) with margins improving and average interest earning assets rising 3%, primarily as a result of:

■	Total net loans increased $2 billion (4%) while total deposits increased $2.4 billion (6%). This compares to lending system growth of 2%[1] and deposit system growth of 6%[1]; and

■	Margins increased 16 basis points with stronger mortgage and business lending spreads partially offset by tighter deposit spreads.

Non-interest income increased $17 million (9%), primarily as a result of:

■	Increased institutional and business fees as well as improved insurance and wealth income; and

■	The quantum of the insurance benefit from Westpac’s business disruption insurance associated with the Christchurch earthquake increased $10 million in the half.

Operating expenses increased $15 million (4%), primarily as a result of:

■	Wage inflation, higher occupancy costs and increased investment in the business, particularly in technology; these were partially offset by cost savings from successful productivity measures.

Impairment charges decreased $35 million (26%), primarily as a result of:

■	Collective provisions improved due to declines in mortgage and other consumer delinquencies by 25 basis points and 13 basis points respectively; and

■	First Half 2011 also included additional provisions associated with the Christchurch earthquakes.

1 Source:  Reserve Bank of New Zealand (RBNZ).

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.3.1 New Zealand Division Performance (A$ equivalent)

New Zealand operations provide banking and wealth management products and services to New Zealand consumer, business and institutional customers.  The New Zealand wealth business includes New Zealand Life Company and BT New Zealand.  Results for First Half 2012, Second Half 2011, and First Half 2011 have been converted into Australian dollars (A$) at the actual average exchange rates each month, the average rates for the reporting periods are:  1.2967, 1.2956 and 1.3164 respectively.

				% Mov’t	% Mov’t
A$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	587	573	544	2	8
Non-interest income	165	154	150	7	10
Net operating income before operating expenses and impairment charges	752	727	694	3	8
Operating expenses	(321)	(322)	(305)	-	(5)
Profit before impairment charges and income tax expense	431	405	389	6	11
Impairment charges	(76)	(84)	(101)	10	25
Operating profit before tax	355	321	288	11	23
Tax and non-controlling interests	(98)	(99)	(83)	1	(18)
Cash Earnings	257	222	205	16	25
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	257	222	205	16	25

Operating expenses to Net operating income ratio (Cash Earnings basis)	42.7%	44.3%	43.9%	160bps	120bps

	$bn	$bn	$bn
Deposits	31.1	29.8	27.2	4	14
Net loans	45.8	45.2	41.4	1	11
Total assets	47.1	46.3	42.5	2	11
Funds under management	2.5	2.1	1.8	19	39

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.4                              Pacific Banking

Pacific Banking provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	72	64	58	13	24
Non-interest income	77	59	48	31	60
Net operating income before operating expenses and impairment charges	149	123	106	21	41
Operating expenses	(48)	(46)	(39)	(4)	(23)
Profit before impairment charges and income tax expense	101	77	67	31	51
Impairment charges	(10)	(18)	(7)	44	(43)
Operating profit before tax	91	59	60	54	52
Tax and non-controlling interests	(36)	(22)	(20)	(64)	(80)
Cash Earnings	55	37	40	49	38
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	55	37	40	49	38

Operating expenses to Net operating income ratio (Cash Earnings basis)	32.2%	37.4%	36.8%	large	large

	$bn	$bn	$bn
Deposits	2.4	2.4	1.9	-	26
Total assets	3.0	3.0	2.3	-	30

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance

First Half 2012 – Second Half 2011

Features:

■           Cash Earnings were up 49% with a strong rise in profit before impairment charges and income tax expense of $24 million, an $8 million reduction in impairment charges and favourable movements in exchange rates; and

■           Profit before impairment charges and income tax expense growth of 31% driven by a 13% rise in Net interest income, a 31% increase in Non-interest income and relatively flat operating expenses.

Pacific Banking delivered strong Cash Earnings growth of $18 million (49%) due to an increase in profit before impairment charges and income tax expense and lower impairment charges.  Movements between the Australian dollar and local currencies positively impacted Cash Earnings by around $4 million.

Profit before impairment charges and income tax expense growth of 31% was driven by higher average interest earning assets, and improved markets income with the business benefiting from continued improvements in the operating environment, particularly in PNG and Fiji.  The PNG economy has benefited from the significant development in the region that has seen a material rise in the PNG Kina and increased activity in foreign exchange and this has been a key contributor to the strong result.

Net interest income increased 13%, (5% in local currency), primarily as a result of:

■           Average interest earning assets were up strongly with increased liquid asset holdings and little change in loan balances.  Growth in PNG and Fiji lending was offset by lower balances in other regions;

■           Deposits were also little changed although strong growth was recorded in PNG; and

■           Margins were down 6 basis points with the decline due to increased holdings of lower yielding liquid assets and a reduction in lending spreads.  High liquidity across the region has however contributed to improved deposit spreads.

Non-interest income increased 31% to $77 million (20% in local currency) driven by:

■           Increased foreign exchange volumes and improved margins with a particularly strong performance in PNG; and

■           Fees and commissions were moderately higher on the back of good growth and around 20,000 new accounts opened in the period.

Operating expenses increased $2 million (4%) (unchanged in local currency), primarily as a result of:

■           Higher salaries over the half were largely offset by a reduction in restructuring charges.

Impairment charges decreased $8 million (44%), primarily as a result of:

■           Lower new stress in individually assessed provisions; and

■           Increase in collectively assessed provisions resulting from downgrades to risk grades of several smaller exposures across PNG, Samoa and Fiji.

First Half 2012 – First Half 2011

Features:

■           Cash Earnings up 38% to $55 million with solid growth in profit before impairment charges and income tax expense up 51%; and

■           Profit before impairment charges and income tax expense were boosted by strong lending growth, improved deposit spreads and higher foreign exchange income.

Movements between the Australian dollar and local currencies benefitted Cash Earnings by around $6 million during First Half 2012.  Adjusting for these movements Cash Earnings were still up 23% and profit before impairment charges and income tax expense increased 34%.

Net interest income increased 24% (14% in local currency), primarily as a result of:

■           Average interest earning assets were higher with much of the growth in liquid asset holdings.  Lending increased $0.2 billion (12%), predominantly in PNG;

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

■           Deposits increased $0.5 billion with strongest growth seen in PNG and Fiji; and

■           Margins were 8 basis points higher with improved deposit spreads partially offset by increased holdings of lower yielding liquid assets.

Non-interest income, increased 60% (44% in local currency), with strong foreign exchange volumes and improved market spreads, particularly in PNG as activity in the Liquid Natural Gas (LNG) sector has supported growth.

Operating expenses increased 23% (15% in local currency), largely driven by higher employee costs and increased amortisation of technology projects; and

Impairments increased $3 million from a small number of downgrades requiring increases to collective provisions.

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

4.5                              Group Businesses

This segment comprises:

■           Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

■           Group Services, which encompasses technology, banking operations, legal and property services;

■           Treasury, the primary focus of which is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage Net interest income outcomes and assist Net interest income growth; and

■           Core Support, which comprises those functions performed centrally, including finance, risk and human resources.

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	460	397	422	16	9
Non-interest income	81	6	102	large	(21)
Net operating income before operating expenses and impairment charges	541	403	524	34	3
Operating expenses	(49)	(16)	(25)	large	(96)
Profit before impairment charges and income tax expense	492	387	499	27	(1)
Impairment charges	7	(18)	81	139	(91)
Operating profit before tax	499	369	580	35	(14)
Tax and non-controlling interests	(191)	(128)	(177)	(49)	(8)
Cash Earnings	308	241	403	28	(24)
Less: Cash Earnings adjustments	(154)	(29)	865	large	(118)
Net profit after tax	154	212	1,268	(27)	(88)

Treasury				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11 - Mar 12	Mar 11 - Mar 12
Net interest income	291	259	301	12	(3)
Non-interest income	(6)	(8)	3	25	large
Net operating income before operating expenses and impairment charges	285	251	304	14	(6)

Cash Earnings	181	167	193	8	(6)
Less: Cash Earnings adjustments	(8)	26	(76)	(131)	89
Net profit after tax	173	193	117	(10)	48

INTERIM RESULTS 2012

DIVISIONAL

RESULTS

Financial Performance

First Half 2012 – Second Half 2011

Features:

■           Increased Net interest income from Treasury; and

■           Higher research and development credits and asset sales in First Half 2012; and

■           Small change to centrally held economic overlay.

Cash Earnings increased $67 million or 28% from higher net operating income before operating expenses and lower impairment charges.

Net operating income before operating expenses and impairment charges increased to $541 million or 34%.  Net interest income increased $63 million or 16%, driven by Treasury gains in the Liquid Asset portfolio and lower funding costs of Group assets.  The increase in Non-interest income was driven by the sale of shares in Visa Inc. and additional research and development credits.

Operating expenses increased as the benefits received from the reduction in employee provisions in Second Half 2011 was not repeated.

Impairment charge was a benefit from the small write-back of centrally held economic overlay provisions that were no longer required.

The effective tax rate increased as the Second Half 2011 tax expense included the benefit of a $31 million release of excess tax provision which was not repeated.

First Half 2012 – First Half 2011

Features:

■           Reduced Treasury net operating income;

■           Asset sales and research and development credits broadly unchanged; and

■           Small change to centrally held economic overlay for impairment charges.

Cash Earnings were 24% lower as higher Net operating income before operating expenses and impairment charges was offset by higher operating expenses and significant lower impairment benefit.

Net operating income before operating expenses and impairment charges increased as earnings on surplus capital more than offset lower Group Treasury operating income.

Non-interest income reduced $21 million on First Half 2011. Profit from asset sales and research and development credits were broadly unchanged.

Operating expenses increased as employee provisions were higher.

The change in the impairment charge benefit reflects small change to centrally held economic overlays in First Half 2012 compared to an $83 million reduction in First Half 2011.

Treasury Value at Risk (VaR)

An increase in average daily VaR from $33.1 million in Second Half 2011 to $33.4 million in First Half 2012 principally reflected increases in market volatility.  There were some increases in aggregate positions in First Half 2012. The average daily VaR for First Half 2011 was $28.0 million.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

5.1        Consolidated Income Statement (unaudited)

					% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
$m	Note	Half Year March 12	Half Year Sept 11	Half Year March 11
Interest income	3	18,948	19,358	18,740	(2)	1
Interest expense	3	(12,763)	(13,207)	(12,895)	3	1
Net interest income		6,185	6,151	5,845	1	6
Non-interest income	4	2,647	2,415	2,502	10	6
Net operating income before operating expenses and impairment charges		8,832	8,566	8,347	3	6
Operating expenses	5	(3,896)	(3,753)	(3,653)	(4)	(7)
Impairment charges	11	(608)	(530)	(463)	(15)	(31)
Profit before income tax		4,328	4,283	4,231	1	2
Income tax expense	7	(1,327)	(1,220)	(235)	(9)	large
Net profit for the period		3,001	3,063	3,996	(2)	(25)
Net profit attributable to non-controlling interests		(34)	(33)	(35)	(3)	3
Net profit attributable to owners of Westpac Banking Corporation		2,967	3,030	3,961	(2)	(25)

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

5.2        Consolidated Balance Sheet (unaudited)

$m	Note	As at 31 March 2012	As at 30 Sept 2011	As at 31 March 2011	% Mov’t Sept 11- Mar 12	% Mov’t Mar 11- Mar 12
Assets
Cash and balances with central banks		11,462	16,258	4,781	(29)	140
Receivables due from other financial institutions		6,662	8,551	8,981	(22)	(26)
Derivative financial instruments	19	30,641	49,145	31,555	(38)	(3)
Trading securities		45,275	47,971	44,894	(6)	1
Other financial assets designated at fair value		2,815	2,960	2,548	(5)	10
Available-for-sale securities		21,085	18,075	13,791	17	53
Loans - housing and personal	10	358,453	351,969	340,772	2	5
Loans - business	10	147,671	144,640	143,435	2	3
Life insurance assets		8,147	7,916	9,586	3	(15)
Regulatory deposits with central banks overseas		1,477	1,739	1,281	(15)	15
Deferred tax assets		2,243	2,651	2,863	(15)	(22)
Goodwill and other intangible assets[1]		12,124	11,779	11,595	3	5
Property, plant and equipment		1,132	1,158	1,090	(2)	4
Other assets		4,745	5,416	4,786	(12)	(1)
Total assets		653,932	670,228	621,958	(2)	5

Liabilities
Payables due to other financial institutions		9,019	14,512	12,873	(38)	(30)
Deposits	17	377,458	370,278	342,498	2	10
Derivative financial instruments	19	31,358	39,405	35,258	(20)	(11)
Trading liabilities and other financial liabilities designated at fair value		6,205	9,803	7,700	(37)	(19)
Debt issues		157,290	165,659	153,179	(5)	3
Acceptances		286	272	418	5	(32)
Current tax liabilities		486	581	436	(16)	11
Deferred tax liabilities		37	11	32	large	16
Life insurance liabilities		7,196	7,002	8,723	3	(18)
Provisions		1,557	1,671	1,433	(7)	9
Other liabilities		9,809	9,053	9,039	8	9
Total liabilities excluding loan capital		600,701	618,247	571,589	(3)	5

Loan capital
Subordinated bonds		4,336	5,226	5,387	(17)	(20)
Subordinated perpetual notes		339	400	378	(15)	(10)
Trust Preferred Securities		573	616	557	(7)	3
Westpac CPS		1,175	-	-	-	-
Westpac SPS		1,031	1,030	1,028	-	-
Westpac SPS II		902	901	900	-	-
Total loan capital		8,356	8,173	8,250	2	1
Total liabilities		609,057	626,420	579,839	(3)	5
Net assets		44,875	43,808	42,119	2	7

Shareholders’ equity
Share capital:
Ordinary share capital		25,833	25,456	24,998	1	3
Treasury shares and RSP treasury shares		(178)	(187)	(186)	5	4
Reserves		641	498	(142)	29	large
Retained profits		16,602	16,059	15,526	3	7
Total equity attributable to owners of Westpac Banking Corporation		42,898	41,826	40,196	3	7

Non-controlling interests
Trust preferred securities 2003 (TPS 2003)		1,137	1,137	1,137	-	-
Trust preferred securities 2006 (TPS 2006)		755	755	755	-	-
Other		85	90	31	(6)	174
Total non-controlling interests		1,977	1,982	1,923	-	3

Total shareholders’ equity and non-controlling interests		44,875	43,808	42,119	2	7

1       Goodwill and other intangible assets included $1,435 million in capitalised software costs ($1,303 million at 30 September 2011 and $1,038 million at 31 March 2011).

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

5.3	Consolidated Cash Flow Statement (unaudited)

					% Mov’t	% Mov’t
$m	Note	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Cash flows from operating activities
Interest received		18,855	19,309	18,555	(2)	2
Interest paid		(12,472)	(13,129)	(12,737)	5	2
Dividends received excluding life business		7	9	8	(22)	(13)
Other non-interest income received		3,188	370	2,279	large	40
Operating expenses paid		(2,922)	(2,531)	(2,930)	(15)	-
Net (purchases)/sales of trading and fair value assets		3,096	(3,173)	(4,944)	198	163
Net purchases/(sales) in trading and fair value liabilities		(3,602)	2,044	2,888	large	large
Net (payments)/receipts relating to derivative financial instruments		2,378	(6,595)	(10,365)	136	123
Income tax paid excluding life business		(995)	(1,053)	(808)	6	(23)
Life business:
Receipts from policyholders and customers		760	787	1,469	(3)	(48)
Interest and other items of similar nature		20	27	13	(26)	54
Dividends received		169	232	147	(27)	15
Payments to policyholders and suppliers		(875)	(680)	(1,151)	(29)	24
Income tax paid		(71)	(19)	(36)	large	(97)
Net cash provided by/(used in) operating activities	20	7,536	(4,402)	(7,612)	large	199
Cash flows from investing activities
Proceeds from sale of available-for-sale securities		1,808	1,102	1,743	64	4
Purchase of available-for-sale securities		(4,729)	(4,600)	(3,378)	(3)	(40)
Net (increase)/decrease in:
Receivables due from other financial institutions		1,383	462	3,212	199	(57)
Loans		(10,512)	(9,525)	(8,800)	(10)	(19)
Life insurance assets		(6)	114	(368)	(105)	98
Regulatory deposits with central banks overseas		162	(342)	(42)	147	large
Other assets		(473)	841	(1,288)	(156)	63
Purchase of intangible assets		(281)	(411)	(331)	32	15
Purchase of property, plant and equipment		(108)	(195)	(207)	45	48
Proceeds from disposal of property, plant and equipment		-	9	6	(100)	(100)
Purchase of controlled entity, net of cash acquired		(270)	-	-	-	-
Net cash used in investing activities		(13,026)	(12,545)	(9,453)	(4)	(38)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		1,675	-	-	-	-
Redemption of loan capital		(1,347)	(300)	(1,104)	large	(22)
Proceeds from share placement and share purchase plan		-	68	-	(100)	-
Proceeds from exercise of employee options		9	14	9	(36)	-
Purchase of shares on exercise of employee options and rights		(1)	-	-	-	-
Net increase/(decrease) in:
Payables due to other financial institutions		(5,256)	1,119	4,320	large	large
Deposits		9,168	23,776	7,722	(61)	19
Debt issues and acceptances		(437)	5,043	9,285	(109)	(105)
Other liabilities and provisions		(599)	(465)	(853)	(29)	30
Purchase of treasury shares		(1)	(3)	-	67	-
Sale of treasury shares		10	2	4	large	150
Payment of dividends		(2,055)	(1,840)	(1,906)	(12)	(8)
Payment of distributions to non-controlling interests		(39)	(41)	(41)	5	5
Net cash provided by financing activities		1,127	27,373	17,436	(96)	(94)
Net (decrease)/increase in cash and cash equivalents		(4,363)	10,426	371	(142)	large
Effect of exchange rate changes on cash and cash equivalents		(433)	1,051	(54)	(141)	large
Cash and cash equivalents as at the beginning of the period		16,258	4,781	4,464	large	large
Cash and cash equivalents as at the end of the period		11,462	16,258	4,781	(29)	140

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

5.4	Consolidated Statement of Comprehensive Income (unaudited)

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Net profit for the period	3,001	3,063	3,996	(2)	(25)
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	60	(61)	(12)	198	large
Transferred to income statement	(62)	(11)	(55)	large	(13)

Gains/(losses) on cash flow hedging instruments:
Recognised in equity	175	807	(11)	(78)	large
Transferred to income statement	-	-	-	-	-

Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	(1)	(213)	24	100	(104)
Exchange differences on translation of foreign operations	(61)	149	(124)	(141)	51
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	4	20	19	(80)	(79)
Cash flow hedging reserve	(58)	(242)	(1)	76	large
Foreign currency translation reserve	4	(60)	28	107	(86)
Other comprehensive income for the period (net of tax)	61	389	(132)	(84)	146
Total comprehensive income for the period	3,062	3,452	3,864	(11)	(21)
Attributable to:
Owners of Westpac Banking Corporation	3,028	3,419	3,829	(11)	(21)
Non-controlling interests	34	33	35	3	(3)
Total comprehensive income for the period	3,062	3,452	3,864	(11)	(21)

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

5.5        Consolidated Statement of Changes in Equity (unaudited)

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Share capital
Balance as at beginning of period	25,269	24,812	24,496	2	3
Shares issued:
Under dividend reinvestment plan	368	444	303	(17)	21
Under option and share right schemes	9	14	9	(36)	-
Acquisition of RSP treasury shares	(1)	-	-	-	-
Disposal/(acquisition) of treasury shares	10	(1)	4	large	150
Balance as at period end	25,655	25,269	24,812	2	3
Available-for-sale securities reserve
Balance as at beginning of period	31	84	131	(63)	(76)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	60	(61)	(12)	198	large
Exchange differences	-	(1)	1	100	(100)
Income tax effect	(12)	20	3	(160)	large
Transferred to income statements	(62)	(11)	(55)	large	(13)
Income tax effect	16	-	16	-	-
Balance as at period end	33	31	84	6	(61)
Share-based payment reserve
Balance as at beginning of period	648	610	540	6	20
Current period movement due to transactions with employees	81	38	70	113	16
Balance as at period end	729	648	610	13	20
Cash flow hedging reserve
Balance as at beginning of period	112	(453)	(441)	125	125
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	175	807	(11)	(78)	large
Income tax effect	(58)	(242)	(1)	76	large
Transferred to income statements	-	-	-	-	-
Income tax effect	-	-	-	-	-
Balance as at period end	229	112	(453)	104	151
Foreign currency translation reserve
Balance as at beginning of period	(294)	(383)	(287)	23	(2)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations	(61)	149	(124)	(141)	51
Tax on foreign currency translation adjustment	4	(60)	28	107	(86)
Balance as at period end	(351)	(294)	(383)	(19)	8
Other reserves
Balance as at beginning of period	1	-	-	-	-
Transactions with owners:	-	1	-	(100)	-
Balance as at period end	1	1	-	-	-
Total reserves	641	498	(142)	29	large
Movements in retained profits were as follows
Balance as at beginning of period	16,059	15,526	13,750	3	17
Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	(1)	(213)	24	100	(104)
Profit attributable to owners of Westpac Banking Corporation	2,967	3,030	3,961	(2)	(25)
Transactions with owners:
Final dividend paid	(2,423)	-	(2,209)	-	(10)
Interim dividend paid	-	(2,284)	-	100	-
Balance as at period end	16,602	16,059	15,526	3	7
Total comprehensive income attributable to non-controlling interests	34	33	35	3	(3)
Total comprehensive income attributable to owners of Westpac Banking Corporation	3,028	3,419	3,829	(11)	(21)
Total comprehensive income for the period	3,062	3,452	3,864	(11)	(21)

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

5.6                                       Notes to First Half 2012 Reported Financial Information (unaudited)

Note 1.             Basis of preparation of financial information

The accounting policies and methods of computation adopted in the preparation of the First Half 2012 Reported Financial Information are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted and are in accordance with A-IFRS and International Financial Reporting Standards (IFRS) as issued by the IASB. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. All amounts have been rounded to the nearest million dollars unless otherwise stated.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 2. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2012			30 September 2011			31 March 2011
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	7,919	112	2.8%	9,041	147	3.2%	9,982	104	2.1%
Trading securities	46,527	1,125	4.8%	48,018	1,248	5.2%	44,286	1,108	5.0%
Available-for-sale securities	17,885	511	5.7%	15,125	438	5.8%	12,097	351	5.8%
Other financial assets designated at fair value	2,033	54	5.3%	1,729	63	7.3%	1,376	36	5.2%
Regulatory deposits	1,482	10	1.3%	1,325	7	1.1%	1,281	5	0.8%
Loans and other receivables[1]	497,798	17,136	6.9%	479,949	17,455	7.3%	472,195	17,136	7.3%
Total interest earning assets and interest income	573,644	18,948	6.6%	555,187	19,358	7.0%	541,217	18,740	6.9%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	3,559			1,427			1,273
Life insurance assets	7,951			8,452			12,573
All other assets[2]	72,638			71,088			65,597
Total non-interest earning assets	84,148			80,967			79,443
Total assets	657,792			636,154			620,660

	Half Year			Half Year			Half Year
	31 March 2012			30 September 2011			31 March 2011
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	353,703	7,462	4.2%	340,018	7,346	4.3%	328,711	7,336	4.5%
Payables due to other financial institutions	10,738	137	2.6%	8,751	95	2.2%	7,415	96	2.6%
Loan capital	7,259	214	5.9%	7,974	241	6.0%	8,546	228	5.4%
Other interest bearing liabilities[3]	165,367	4,950	6.0%	164,807	5,525	6.7%	160,804	5,235	6.5%
Total interest bearing liabilities and interest expense	537,067	12,763	4.8%	521,550	13,207	5.1%	505,476	12,895	5.1%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	18,283			16,996			16,053
Life insurance policy liabilities	6,926			8,146			11,766
All other liabilities[4]	51,265			47,400			46,833
Total non-interest bearing liabilities	76,474			72,542			74,652
Total liabilities	613,541			594,092			580,128
Shareholders’ equity	42,278			40,143			38,609
Non-controlling interests	1,973			1,919			1,923
Total equity	44,251			42,062			40,532
Total liabilities and equity	657,792			636,154			620,660

[1]	Other receivables includes other assets, cash and balances held with central banks.
[2]	Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax assets and non-interest bearing loans relating to mortgage offset accounts.
[3]	Includes net impact of Group Treasury balance sheet management activities.
[4]	Includes provisions for current and deferred income tax and derivative financial instruments.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 2. Average balance sheet and interest rates (continued)

	Half Year			Half Year			Half Year
	31 March 2012			30 September 2011			31 March 2011
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables[1]
Australia	437,758	15,583	7.1%	428,855	15,892	7.4%	422,938	15,575	7.4%
New Zealand	45,840	1,422	6.2%	45,191	1,443	6.4%	44,194	1,457	6.6%
Other overseas	14,200	131	1.8%	5,903	120	4.1%	5,063	104	4.1%

Deposits
Australia	294,602	6,815	4.6%	282,900	6,698	4.7%	276,831	6,654	4.8%
New Zealand	29,579	519	3.5%	28,875	526	3.6%	27,688	560	4.1%
Other overseas	29,522	128	0.9%	28,243	122	0.9%	24,192	122	1.0%

1          Other receivables includes other assets, cash and balances held with central banks.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 3. Net interest income

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Interest income
Cash	42	34	37	24	14
Receivables due from other financial institutions	112	147	104	(24)	8
Net ineffectiveness on qualifying hedges	10	(21)	8	148	25
Trading securities	1,125	1,248	1,108	(10)	2
Other financial assets designated at fair value	54	63	36	(14)	50
Available-for-sale securities	511	438	351	17	46
Loans	17,084	17,440	17,090	(2)	-
Regulatory deposits with central banks overseas	10	7	5	43	100
Other interest income	-	2	1	(100)	(100)
Total interest income	18,948	19,358	18,740	(2)	1

Interest expense
Payables due to other financial institutions	(137)	(95)	(96)	(44)	(43)
Certificates of deposit	(860)	(896)	(1,011)	4	15
At call and term deposits	(6,602)	(6,450)	(6,325)	(2)	(4)
Trading liabilities	(2,642)	(2,944)	(2,794)	10	5
Other financial liabilities designated at fair value	(9)	(25)	(13)	64	31
Debt issues and acceptances	(2,199)	(2,299)	(2,279)	4	4
Loan capital	(214)	(241)	(228)	11	6
Other interest expense	(100)	(257)	(149)	61	33
Total interest expense	(12,763)	(13,207)	(12,895)	3	1
Net interest income	6,185	6,151	5,845	1	6

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 4. Non-interest income

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Fees and commissions
Facility fees	583	569	536	2	9
Transaction fees and commissions	588	576	604	2	(3)
Other non-risk fee income	138	140	143	(1)	(3)
Total fees and commissions	1,309	1,285	1,283	2	2

Wealth management and insurance income
Life insurance and funds management net operating income	744	729	734	2	1
General insurance and Lenders mortgage insurance premiums less claims incurred	53	93	62	(43)	(15)
Total wealth management and insurance income	797	822	796	(3)	-

Trading income[1]
Foreign exchange income	275	174	155	58	77
Other trading securities	131	80	149	64	(12)
Total trading income	406	254	304	60	34

Other income
Dividends received	7	9	8	(22)	(13)
Rental income	1	1	1	-	-
Net gain/(loss) on ineffective hedges	8	(2)	(3)	large	large
Hedging overseas operations	45	20	35	125	29
Net gain/(loss) on derivatives held for risk management purposes[2]	(30)	(3)	(25)	large	(20)
Net gain/(loss) on disposal of assets	46	6	45	large	2
Net gain/(loss) on financial instruments designated at fair value	13	12	16	8	(19)
Other	45	11	42	large	7
Total other income	135	54	119	150	13
Total non-interest income	2,647	2,415	2,502	10	6

1        Trading income primarily includes earnings from our WIB markets, Pacific Banking businesses and our Treasury foreign exchange operations in Australia and New Zealand.

2        Income from derivatives held for risk management purposes primarily comprises net gains/losses on the hedge of our 2003 Trust Preferred Security.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 5. Operating expenses

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Salaries and other staff expenses
Salaries and wages	1,562	1,521	1,494	(3)	(5)
Other staff expenses	489	464	466	(5)	(5)
Restructuring costs	120	58	52	(107)	(131)
Total salaries and other staff expenses	2,171	2,043	2,012	(6)	(8)

Equipment and occupancy expenses
Operating lease rentals	269	253	252	(6)	(7)
Depreciation, amortisation and impairment:
Premises	8	8	8	-	-
Leasehold improvements	52	50	39	(4)	(33)
Furniture and equipment	31	32	31	3	-
Technology	42	38	38	(11)	(11)
Software	152	144	121	(6)	(26)
Other	60	55	46	(9)	(30)
Total equipment and occupancy expenses	614	580	535	(6)	(15)

Other expenses
Amortisation of deferred expenditure & intangible assets	111	106	106	(5)	(5)
Non-lending losses	27	23	20	(17)	(35)
Purchased services:
Technology and information services	114	132	122	14	7
Legal	11	19	10	42	(10)
Other professional services	201	238	210	16	4
Credit card loyalty programs	72	60	67	(20)	(7)
Postage and stationery	112	118	109	5	(3)
Outsourcing costs	312	287	305	(9)	(2)
Insurance	9	6	8	(50)	(13)
Advertising	64	101	75	37	15
Training	8	16	12	50	33
Travel	33	34	36	3	8
Other expenses	37	(10)	26	large	(42)
Total other expenses	1,111	1,130	1,106	2	-
Total operating expenses	3,896	3,753	3,653	(4)	(7)

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 6. Deferred expenses and capitalised software

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Capitalised software	1,435	1,303	1,038	10	38
Deferred acquisition costs	142	144	149	(1)	(5)
Other	17	13	9	31	89

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 7. Income tax

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
The income tax expense for the period is reconciled to the profit before income tax as follows
Profit before income tax	4,328	4,283	4,231	1	2
Prima facie income tax based on the Australian company tax rate of 30%	1,298	1,285	1,269	(1)	(2)
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate	1	5	2	80	50
Rebateable and exempt dividends	(1)	(2)	-	(50)	-
Life insurance:
Tax adjustment on policy holders earnings[1]	6	(5)	(5)	large	large
Adjustment for life business tax rates	(3)	(7)	1	(57)	large
Other non-assessable items	(10)	(14)	(26)	(29)	(62)
Other non-deductible items	26	44	22	41	(18)
Adjustment for overseas tax rates	(6)	(2)	3	200	large
Income tax (over)/under provided in prior years	(5)	(21)	(12)	(76)	(58)
St.George tax consolidation adjustment[2]	-	-	(1,110)	-	(100)
Other items	21	(63)	91	(133)	77
Total income tax expense in the income statement	1,327	1,220	235	(9)	large
Average effective income tax rate	30.7%	28.5%	5.6%	(220bps)	large
Effective tax rate (excluding life company accounting)	30.5%	28.6%	5.7%	(190bps)	large

1        In accordance with the requirements of AASB 1038, tax expense for First Half 2012 includes a $9 million tax charge on policyholders’ investment earnings (Second Half 2011 $5 million tax credit, First Half 2011 $7 million tax credit) of which $3 million is a prima facie tax expense (Second Half 2011 $2 million tax benefit, First Half 2011 $2 million tax benefit) and the balance of $6 million (Second Half 2011 $5 million, First Half 2011 $5 million) is shown here.

2        With the tax consolidation of St.George on 31 March 2009, Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment was finalised with the ATO in the half year ended 31 March 2011. A number of St.George derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s initial accounting for these contracts had factored in tax on this increase in value. With the tax consolidation impacts completed, it was determined that tax is not required to be paid on the increase in the value of the derivative contracts. This has been reflected in income tax expense in the 2010 ($685 million) and 2011 ($1,110 million) financial years. The 2011 amount will be realised evenly over the 2011 to 2014 financial years. Therefore, current tax liability for the 2012 financial year has been reduced by $278 million and a deferred tax asset of $554 million is recorded at 31 March 2012.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 8. Dividends

	Half Year March 12	Half Year Sept 11	Half Year March 11
Ordinary dividend (cents per share)
Interim (fully franked) - determined dividend	82	-	76
Final (fully franked)	-	80	-
	82	80	76
Total dividends paid ($m)
Ordinary dividends paid	2,423	2,284	2,209
	2,423	2,284	2,209

Ordinary dividend payout ratio	83.8%	79.5%	57.4%

The Group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 3.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2012 interim dividend only. Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must complete and return a DRP election form to Westpac’s share registry by 5.00pm (Sydney time) on 18 May 2012 which is the record date for the 2012 interim dividend.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 9. Earnings per ordinary share

				% Mov’t	% Mov’t
	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11- Mar 12
Earnings per ordinary share (cents)
Basic	97.8	100.6	132.5	(3)	(26)
Fully diluted	94.5	96.9	128.0	(2)	(26)
Weighted average number of fully paid ordinary shares (millions)
Basic	3,031	3,007	2,987	1	1
Fully diluted	3,206	3,194	3,143	-	2

	Half Year March 12	Half Year Sept 11	Half Year March 11
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	3,030	3,009	2,989
Number of shares issued under the Dividend Reinvestment Plan (DRP)	18	20	14
Number of shares issued under the Employee Share Plan (ESP)	1	-	1
Number of shares issued under Restricted Share Plan (RSP), option and share right schemes	5	1	5
Closing balance	3,054	3,030	3,009

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 9. Earnings per ordinary share (continued)

	Half Year		Half Year		Half Year
	31 March 2012		30 Sept 2011		31 March 2011
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	2,967	2,967	3,030	3,030	3,961	3,961
Distribution on RSP treasury shares[1]	(4)	-	(5)	-	(3)	-
2004 TPS distributions	-	9	-	11	-	9
2007 convertible notes distributions	-	15	-	16	-	15
Westpac SPS distributions	-	18	-	18	-	19
Westpac SPS II distributions	-	19	-	20	-	19
Westpac CPS	-	1	-	-	-	-
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	2,963	3,029	3,025	3,095	3,958	4,023
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,044	3,044	3,019	3,019	3,000	3,000
Effect of own shares held	(13)	(13)	(12)	(12)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	7	-	8	-	6
Conversion of 2004 TPS	-	24	-	27	-	22
Conversion of 2007 convertible notes	-	49	-	52	-	44
Conversion of Westpac SPS	-	50	-	53	-	45
Conversion of Westpac SPS II	-	43	-	47	-	39
Conversion of Westpac CPS	-	2	-	-	-	-
Total weighted average number of ordinary shares	3,031	3,206	3,007	3,194	2,987	3,143
Earnings per ordinary share (cents)	97.8	94.5	100.6	96.9	132.5	128.0

1      While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 10. Loans

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 11-	Mar 11-
$m	2012	2011	2011	Mar 12	Mar 12
Loans are classified based on the location of the lending office:
Australia
Overdrafts	3,302	3,247	3,590	2	(8)
Credit card outstandings	9,807	9,532	9,714	3	1
Overnight and at call money market loans	45	13	139	large	(68)
Acceptance of finance	38,488	39,260	40,077	(2)	(4)
Term loans:
Housing	276,204	269,597	259,614	2	6
Housing - line of credit	33,923	34,972	35,501	(3)	(4)
Total housing	310,127	304,569	295,115	2	5
Non-housing	82,350	79,479	82,080	4	-
Finance leases	6,202	6,296	4,837	(1)	28
Margin lending	2,667	2,852	3,406	(6)	(22)
Other	3,571	3,234	2,547	10	40
Total Australia	456,559	448,482	441,505	2	3

New Zealand
Overdrafts	1,003	970	927	3	8
Credit card outstandings	1,040	996	930	4	12
Overnight and at call money market loans	1,113	1,235	1,065	(10)	5
Term loans:
Housing	27,998	27,486	25,330	2	11
Non-housing	15,234	15,035	13,827	1	10
Other	385	387	320	(1)	20
Total New Zealand	46,773	46,109	42,399	1	10

Other Overseas
Overdrafts	174	180	167	(3)	4
Term loans:
Housing	981	1,010	936	(3)	5
Non-Housing	3,897	4,061	3,363	(4)	16
Finance leases	72	64	45	13	60
Other	1,688	748	407	126	large
Total Other Overseas	6,812	6,063	4,918	12	39

Total loans	510,144	500,654	488,822	2	4
Provision on loans	(4,020)	(4,045)	(4,615)	1	13
Total net loans[1]	506,124	496,609	484,207	2	5

1         Total net loans include securitised loans of $11,193 million at 31 March 2012, $11,442 million at 30 September 2011 and $11,136 million at 31 March 2011. The level of securitised loans excludes loans where Westpac is the holder of the related debt securities.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 11. Provisions for impairment charges

	Half Year	Half Year	Half Year
$m	March 12	Sept 11	March 11
Collectively assessed provisions
Balance at beginning of the period	2,953	3,188	3,439
Provisions raised/(released)	196	19	(43)
Write-offs	(359)	(402)	(337)
Interest adjustment	118	125	139
Exchange rate and other adjustments	1	23	(10)
Closing balance	2,909	2,953	3,188

Individually assessed provisions
Balance at beginning of the period	1,461	1,780	1,622
Provisions raised	715	853	766
Write-backs	(260)	(320)	(222)
Write-offs	(427)	(820)	(368)
Interest adjustment	(11)	9	(20)
Exchange rate and other adjustments	4	(41)	2
Closing balance	1,482	1,461	1,780
Total provisions for impairment charges on loans and credit commitments	4,391	4,414	4,968
Less: provisions for credit commitments	(371)	(369)	(353)
Total provisions for impairment charges on loans	4,020	4,045	4,615

$m	Half Year March 12	Half Year Sept 11	Half Year March 11
Reconciliation of impairment charges
Individually assessed provisions raised	715	853	766
Write-backs	(260)	(320)	(222)
Recoveries	(43)	(22)	(38)
Collectively assessed provisions raised/(released)	196	19	(43)
Impairment charges	608	530	463

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 12. Impaired loans

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
$m	31 March 2012	30 Sept 2011	31 March 2011	31 March 2012	30 Sept 2011	31 March 2011	31 March 2012	30 Sept 2011	31 March 2011	31 March 2012	30 Sept 2011	31 March 2011
Non-Performing Loans:
Gross amount	3,293	3,437	3,542	721	736	765	113	114	97	4,127	4,287	4,404
Impairment provision	(1,213)	(1,215)	(1,458)	(226)	(212)	(320)	(64)	(60)	(44)	(1,503)	(1,487)	(1,822)
Net	2,080	2,222	2,084	495	524	445	49	54	53	2,624	2,800	2,582

Restructured loans:
Gross amount	23	21	42	-	1	-	102	107	100	125	129	142
Impairment provision	(10)	(11)	(15)	-	-	-	(24)	(18)	(18)	(34)	(29)	(33)
Net	13	10	27	-	1	-	78	89	82	91	100	109

Overdrafts, personal loans and revolving credit greater than 90 days:
Gross amount	219	186	215	14	13	14	2	1	1	235	200	230
Impairment provision	(148)	(138)	(151)	(10)	(8)	(9)	(2)	(1)	(1)	(160)	(147)	(161)
Net	71	48	64	4	5	5	-	-	-	75	53	69

Total Impaired loans:
Gross amount	3,535	3,644	3,799	735	750	779	217	222	198	4,487	4,616	4,776
Impairment provision	(1,371)	(1,364)	(1,624)	(236)	(220)	(329)	(90)	(79)	(63)	(1,697)	(1,663)	(2,016)
Net	2,164	2,280	2,175	499	530	450	127	143	135	2,790	2,953	2,760

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 13. Movement in gross impaired assets1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Balance as at beginning of period	4,616	4,776	4,585	(3)	1
New and increased	1,060	1,343	1,519	(21)	(30)
Write-offs	(786)	(1,222)	(705)	36	(11)
Returned to performing or repaid	(792)	(745)	(925)	(6)	14
Portfolio managed - new/increased/returned/repaid	395	402	337	(2)	17
Exchange rate and other adjustments	(6)	62	(35)	(110)	83
Balance as at period end	4,487	4,616	4,776	(3)	(6)

Note 14. Items past 90 days but well secured

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Australia
Housing products	1,417	1,384	1,461	2	(3)
Other products	1,363	1,456	1,899	(6)	(28)
Total Australia	2,780	2,840	3,360	(2)	(17)
New Zealand
Housing products	99	102	137	(3)	(28)
Other products	56	36	19	56	195
Other Overseas	47	46	42	2	12
Total Overseas	202	184	198	10	2
Total	2,982	3,024	3,558	(1)	(16)

Note 15. Impaired assets and provisioning ratios

	As at	As at	As at	Mov’t	Mov’t
	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Net impaired assets to equity and collectively assessed provisions	5.8%	6.3%	6.1%	50bps	30bps
Total impaired assets to gross loans	0.88%	0.92%	0.98%	4bps	10bps
Total impaired assets to equity and total provisions	9.1%	9.6%	10.1%	50bps	100bps
Total impaired asset provisions to total impaired assets	37.8%	36.0%	42.2%	180bps	large
Total provisions to gross loans	86bps	88bps	102bps	(2bps)	(16bps)
Collectively assessed provisions to performing non-housing loans[2]	164bps	169bps	182bps	(5bps)	(18bps)
Collectively assessed provisions to risk weighted assets	97bps	105bps	115bps	(8bps)	(18bps)

Collectively assessed provisions to credit risk weighted assets	122bps	126bps	138bps	(4bps)	(16bps)
Total provisions to risk weighted assets	146bps	158bps	179bps	(12bps)	(33bps)

1      Movement represents a six month period.

2      Non-housing loans have been determined on a loan purpose basis.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 16. Delinquencies (90 days past due loans)

	As at	As at	As at	Mov’t	Mov’t
	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Mortgages	0.55%	0.55%	0.59%	-	4bps
Other personal lending	1.33%	1.16%	1.34%	(17bps)	1bps
Total personal lending	0.59%	0.58%	0.63%	(1bps)	4bps

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 17. Deposits

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2012	30 Sept 2011	31 March 2011	Sept 11- Mar 12	Mar 11- Mar 12
Australia
Certificates of deposit
At fair value	39,084	36,620	33,738	7	16
At amortised cost	128	602	1,689	(79)	(92)
Total certificates of deposit	39,212	37,222	35,427	5	11
At call and term deposits
Non-interest bearing, repayable at call	14,854	13,932	13,101	7	13
Other interest bearing:
At call	134,306	142,411	142,275	(6)	(6)
Term	130,172	112,617	99,361	16	31
Total at call and term deposits	279,332	268,960	254,737	4	10
Total Australia	318,544	306,182	290,164	4	10

New Zealand
Certificates of deposit
At fair value	1,113	1,221	1,093	(9)	2
Total certificates of deposit	1,113	1,221	1,093	(9)	2
At call and term deposits
Non-interest bearing, repayable at call	2,314	2,160	2,084	7	11
Other interest bearing:
At call	12,247	11,287	10,011	9	22
Term	16,503	16,381	15,308	1	8
Total at call and term deposits	31,064	29,828	27,403	4	13
Total New Zealand	32,177	31,049	28,496	4	13

Other overseas
Certificates of deposit
At fair value	17,009	20,538	16,066	(17)	6
At amortised cost	208	1,158	1,092	(82)	(81)
Total certificates of deposit	17,217	21,696	17,158	(21)	-
At call and term deposits
Non-interest bearing, repayable at call	631	567	420	11	50
Other interest bearing:
At call	2,165	1,995	1,949	9	11
Term	6,724	8,789	4,311	(23)	56
Total at call and term deposits	9,520	11,351	6,680	(16)	43
Total other overseas	26,737	33,047	23,838	(19)	12
Total deposits	377,458	370,278	342,498	2	10
Total deposits at fair value	57,264	58,561	50,897	(2)	13
Total deposits at amortised cost	320,194	311,717	291,601	3	10
Total deposits	377,458	370,278	342,498	2	10

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 18. Capital adequacy – Basel II

	As at	As at	As at
$m	31 March 2012	30 Sept 2011	31 March 2011
Tier 1 capital
Common equity
Paid up ordinary capital	25,833	25,456	24,998
Treasury shares	(110)	(119)	(114)
Equity based remuneration	673	603	567
Foreign currency translation reserve	(340)	(298)	(388)
Non-controlling interests - other	46	43	31
Retained earnings	16,602	16,059	15,526
Less retained earnings in life and general insurance, funds management and securitisation entities	(937)	(765)	(657)
Dividends provided for capital adequacy purposes	(2,504)	(2,424)	(2,287)
Estimated reinvestment under dividend reinvestment plan	426	364	343
Deferred fees	130	142	113
Total common equity	39,819	39,061	38,132
Deductions from common equity
Goodwill (excluding funds management entities)	(9,235)	(9,339)	(9,033)
Deferred tax assets	(1,422)	(1,825)	(2,378)
Goodwill in life and general insurance, funds management and securitisation entities	(1,283)	(1,140)	(1,141)
Capitalised expenditure	(588)	(555)	(485)
Capitalised software	(1,346)	(1,201)	(966)
Tangible investments in non-consolidated subsidiaries	(842)	(910)	(828)
Regulatory expected loss	(809)	(890)	(992)
General reserve for credit losses adjustment	(119)	(38)	(26)
Securitisation	(25)	(31)	(53)
Excess investments in non-subsidiary entities	(6)	(10)	(7)
Regulatory adjustments to fair value positions	(264)	(458)	(199)
Other Tier 1 deductions	(5)	(5)	(12)
Total deductions from common equity	(15,944)	(16,402)	(16,120)
Total common equity after deductions	23,875	22,659	22,012

Residual Tier 1 capital
Westpac CPS	1,175	-	-
Westpac SPS	1,031	1,030	1,028
Westpac SPS II	902	901	900
Trust preferred securities (2003 TPS)	1,137	1,137	1,137
Trust preferred securities (2004 TPS)	573	616	557
Trust preferred securities (2006 TPS)	755	755	755
Total residual Tier 1 capital	5,573	4,439	4,377
Net Tier 1 capital	29,448	27,098	26,389

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 18. Capital adequacy – Basel II (continued)

	As at	As at	As at
$m	31 March 2012	30 Sept 2011	31 March 2011
Tier 2 capital
Upper Tier 2 capital
Subordinated undated capital notes	339	400	378
Eligible general reserve for credit loss	55	67	70
Revaluation reserve - available-for-sale securities	14	14	38
Net upper Tier 2 capital	408	481	486
Lower Tier 2 capital
Eligible subordinated bonds, notes and debentures	4,195	5,176	5,337
Net lower Tier 2 capital	4,195	5,176	5,337
Deductions from Tier 2 capital
Tangible investments in non-consolidated subsidiaries	(842)	(910)	(828)
Regulatory expected loss	(809)	(890)	(992)
Securitisation	(25)	(31)	(53)
Excess investments in non-subsidiary entities	(6)	(10)	(7)
Total deductions from Tier 2 capital	(1,682)	(1,841)	(1,880)
Net Tier 2 capital	2,921	3,816	3,943
Total regulatory capital (Level 2 capital base)	32,369	30,914	30,332
Risk weighted assets	300,046	279,961	276,827
Common equity Tier 1 ratio	8.0%	8.1%	8.0%
Tier 1 capital ratio	9.8%	9.7%	9.5%
Tier 2 capital ratio	1.0%	1.3%	1.5%
Total regulatory capital ratio	10.8%	11.0%	11.0%

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 18. Capital adequacy – Basel II (continued)

	As at	As at	As at
$m	31 March 2012	30 Sept 2011	31 March 2011
Credit risk - on-balance sheet
Corporate[1]	33,514	30,720	30,067
Business lending[2]	32,660	37,404	35,257
Sovereign[3]	993	1,069	423
Bank[4]	1,672	1,856	1,227
Residential mortgages	54,221	52,691	52,153
Australian credit cards	4,176	3,816	4,306
Other retail	7,327	7,224	7,216
Small business[5]	3,312	3,220	3,179
Specialised lending: Property and project finance[6]	36,363	36,007	37,388
Securitisation[7]	2,329	2,424	2,462
Standardised	5,238	5,167	4,752
Total on-balance sheet assets - credit risk	181,805	181,598	178,430

Credit risk - off-balance sheet
Corporate[1]	28,940	26,072	24,100
Business lending[2]	6,854	6,257	7,970
Sovereign[3]	414	423	376
Bank[4]	3,942	4,771	3,119
Residential mortgages	4,017	3,906	3,799
Australian credit cards	1,153	1,068	1,167
Other retail	843	805	752
Small business[5]	946	1,012	982
Specialised lending: Property and project finance[6]	6,400	6,127	6,785
Securitisation[7]	2,674	1,675	1,768
Standardised	841	1,143	1,012
Total off-balance sheet assets - credit risk	57,024	53,259	51,830

Equity risk	1,385	1,498	1,198
Market risk	19,266	8,433	7,472
Operational risk[8]	23,640	19,611	19,960
Interest rate risk in the banking book	13,208	11,823	14,708
Other assets	3,718	3,739	3,229
Total risk weighted assets	300,046	279,961	276,827

1    Corporate – Typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business Lending or Small Business.

2    Business Lending – Includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.

3    Sovereign – Includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.

4    Bank – Includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.

5    Small Business – Includes exposures less than or equal to $1 million.

6    Specialised Lending: Property & Project Finance – Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

7    Securitisation – Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

8    Operational Risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 19. Derivative financial instruments

$m	Notional Amount[1]	Fair Value (Asset)	Fair Value (Liability)
Held for trading
Interest rate
Futures	89,964	-	-
Forwards	69,469	17	(25)
Swaps	835,434	12,289	(12,104)
Options	22,072	185	(94)
Foreign exchange
Forwards	477,314	4,090	(4,244)
Swaps	276,926	10,660	(4,671)
Options	25,408	271	(417)
Commodities	3,545	156	(122)
Equities	367	37	(14)
Credit	64,231	494	(522)
Total held for trading derivatives	1,864,730	28,199	(22,213)
Fair value hedges
Interest rate
Swaps	32,086	734	(1,503)
Foreign exchange
Swaps	30,231	286	(4,539)
Total fair value hedging derivatives	62,317	1,020	(6,042)
Cash flow hedges
Interest rate
Swaps	86,660	1,330	(929)
Foreign exchange
Swaps	13,370	92	(2,136)
Total cash flow hedging derivatives	100,030	1,422	(3,065)
Net investment hedges
Other	3,543	-	(38)
Total net investment hedges	3,543	-	(38)
Total derivatives as at 31 March 2012	2,030,620	30,641	(31,358)
Total derivatives as at 30 September 2011	2,050,074	49,145	(39,405)
Total derivatives as at 31 March 2011	2,123,154	31,555	(35,258)

1      Notional amount refers to the face value of the amount upon which cash flows are calculated.

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 19. Derivative financial instruments (continued)

Value at Risk (VaR) is used as the primary method for measuring and monitoring market risk exposure against Board approved limits. VaR is an estimate of the worst case loss in the value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. The types of market risk arising from trading activity include interest rate, foreign exchange, commodity, equity, credit spread and volatility risks. The table below depicts the aggregate Markets VaR for the last three half-years.

Markets - Daily Value at Risk (VaR)1

$m	High	Low	Average
Six months ended 31 March 2012	12.7	4.0	8.3
Six months ended 30 September 2011	14.6	6.7	10.2
Six months ended 31 March 2011	10.4	4.6	7.3

Average	Half Year	Half Year	Half Year
$m	31 Mar 2012	30 Sept 2011	31 March 2011
Interest rate risk	4.5	8.3	5.6
Foreign exchange risk	4.0	3.2	2.6
Equity risk	0.5	0.6	0.4
Commodity risk[2]	3.2	3.5	2.0
Other market risks[3]	3.2	4.3	3.3
Diversification benefit	(7.1)	(9.7)	(6.6)
Net market risk	8.3	10.2	7.3

Treasury’s Traded Risk and Non-Traded Interest Rate Risk

$m	High	Low	Average
Six months ended 31 March 2012	41.7	26.3	33.4
Six months ended 30 September 2011	47.8	22.9	33.1
Six months ended 31 March 2011	42.1	19.5	28.0

1      The daily VaR presented in Note 19 above reflects a divisional view of VaR being the VaR for WIB Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation aligns with the presentation of WIB Markets and Treasury, as referred to in Sections 4.2 and 4.5 respectively. It varies from the presentations of VaR in Westpac’s 2011 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel II where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of WIB Markets in the trading VaR disclosure under the Basel II presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above.

2      Includes electricity risk.

3      Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION

Note 20. Notes to the cash flow statement

				% Mov’t	% Mov’t
$m	Half Year March 12	Half Year Sept 11	Half Year March 11	Sept 11- Mar 12	Mar 11-Mar 12
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,001	3,063	3,996	(2)	(25)
Adjustments:
Depreciation, amortisation and impairment	396	378	343	5	15
(Decrease)/increase in sundry provisions and other non-cash items	1,064	(875)	592	large	80
Impairment charges	651	552	501	18	30
(Increase)/decrease in trading and fair value assets	3,096	(3,173)	(4,944)	198	163
Increase/(decrease) in trading and fair value liabilities	(3,602)	2,044	2,888	large	large
(Decrease)/increase in derivative financial instruments	2,378	(6,595)	(10,365)	136	123
(Increase)/decrease in accrued interest receivable	-	(22)	(172)	100	100
Increase/(decrease) in accrued interest payable	291	78	158	large	84
(Decrease)/increase in current and deferred tax	261	148	(609)	76	143
Net cash (used in)/provided by operating activities	7,536	(4,402)	(7,612)	large	199
Details of assets and liabilities of controlled entities acquired
Total assets (tangible and financial)	73	-	-	-	-
Identifiable intangible assets	120	-	-	-	-
Total liabilities	(70)	-	-	-	-
Fair value of identifiable net assets acquired[1]	123	-	-	-	-
Goodwill	214	-	-	-	-
Total	337	-	-	-	-
Consideration paid
Debt and equity instruments issued	45	-	-	-	-
Cash paid	292	-	-	-	-
Total consideration transferred	337	-	-	-	-
Cash paid	292	-	-	-	-
Less cash acquired	(22)	-	-	-	-
Net cash paid	270	-	-	-	-

INTERIM RESULTS 2012

INTERIM 2012 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 21. Other group investments and changes in control of group entities

The Group had a significant non-controlling shareholding in the following entities as at 31 March 2012:

	Country where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Above The Index Asset Management Pty Limited	Australia	33.0	Funds management
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Arkx Investment Management Pty Limited	Australia	28.0	Investment company
Athos Capital Limited	Hong Kong	35.0	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Canning Park Capital Pte Limited	Singapore	30.0	Funds management
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	15.0	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	45.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
CV Services Group Pty Limited	Australia	26.9	Investment company
Direct Portfolio Group Limited	Australia	50.0	Holding company
H3 Global Advisors Pty Limited	Australia	43.9	Funds management
Helix Partners Limited	Australia	46.0	Funds management
Mondex Australia Pty Limited	Australia	25.0	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	Smart card operations
Paymark Limited	New Zealand	25.0	Electronic payments processing
Regal Funds Management Pty Limited	Australia	30.0	Funds management
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property funds fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

The total carrying amount of the Group’s significant non-controlling shareholding was $217 million (30 September 2011 $206 million, 31 March 2011 $160 million).

During the six months ended 31 March 2012 the Group acquired a non-controlling interest in the following entities:

                 Athos Capital Limited (acquired 35.0% on 13 December 2011); and

                 Canning Park Capital Pte Ltd (acquired 30.0% on 17 January 2012).

During the six months ended 31 March 2012 the Group’s interest in the following investments changed:

                 Arkx Investment Management Pty Limited (reduced from 30.0% to 28.0% on 15 November 2011); and

                 H3 Global Advisors Pty Limited (reduced from 45.0% to 43.9% on 25 January 2012).

During the six months ended 31 March 2012 the Group’s interests in the following investments ceased:

                 Quadrant Capital Fund No.2 (terminated 3 February 2012); and

                 Ronin Consolidated Holdings Pty Ltd (deregistered 28 February 2012).

INTERIM RESULTS 2012

INTERIM 2012 reported

financial information (unaudited)

The contribution to the results of the Group from the above investments are not material either individually or in aggregate.

During the six months ended 31 March 2012 the following controlled entities were incorporated, formed or acquired:

■                 Series 2011 -3 WST Trust (formed 10 October 2011);

■                 Westpac Covered Bond Trust (formed 26 October 2011); and

■                 J O Hambro Capital Management Holdings Limited and subsidiaries (acquired 26 October 2011).

During the six months ended 31 March 2012 the following controlled entities ceased to be controlled or were disposed of:

■                 Autodirect Pty Limited (deregistered 23 November 2011);

■                 TBNZ Investments (UK) Limited (deregistered 27 December 2011); and

■                 Tasman Pacific Investments Pty Limited (deregistered 1 January 2012).

INTERIM RESULTS 2012

INTERIM 2012 reported

financial information (unaudited)

Note 22. Funding view of the balance sheet

	As at 31 March 2012
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	8,112	-	-	3,350	-	11,462
Receivables due from other financial institutions	908	-	-	2,136	3,618	6,662
Trading securities, other financial assets designated at fair value and available-for-sale securities	56,678	-	-	-	12,497	69,175
Derivative financial instruments	-	-	-	-	30,641	30,641
Loans	35,557	-	-	470,567	-	506,124
Life insurance assets	-	-	-	-	8,147	8,147
Goodwill and other intangibles	-	-	-	12,124	-	12,124
Fixed assets	-	-	-	1,132	-	1,132
Other assets	-	-	-	-	8,465	8,465
Total assets	101,255	-	-	489,309	63,368	653,932

Liabilities
Payables due to other financial institutions	-	-	5,052	-	3,967	9,019
Deposits:
At call	-	166,517	-	-	-	166,517
Term deposits	-	153,399	-	-	-	153,399
Medium term deposit notes	-	-	-	-	-	-
Certificates of deposit	-	-	57,542	-	-	57,542
Derivative financial instruments	-	-	-	-	31,358	31,358
Trading liabilities and other financial liabilities designated at fair value	236	-	-	-	5,969	6,205
Acceptances	-	-	286	-	-	286
Debt issues	-	-	157,290	-	-	157,290
Life insurance liabilities	-	-	-	-	7,196	7,196
Other liabilities	-	-	-	-	11,889	11,889
Loan capital	-	-	8,356	-	-	8,356
Total liabilities	236	319,916	228,526	-	60,379	609,057
Total equity	-	-	1,977	42,986	(88)	44,875
Total net	101,019	(319,916)	(230,503)	446,323	3,077	-

INTERIM RESULTS 2012

INTERIM 2012 reported

financial information (unaudited)

Note 22. Funding view of the balance sheet (continued)

	As at 30 September 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	12,935	-	-	3,323	-	16,258
Receivables due from other financial institutions	3,167	-	-	2,779	2,605	8,551
Trading securities, other financial assets designated at fair value and available-for-sale securities	54,063	-	-	-	14,943	69,006
Derivative financial instruments	-	-	-	-	49,145	49,145
Loans	33,384	-	-	463,225	-	496,609
Life insurance assets	-	-	-	-	7,916	7,916
Goodwill and other intangibles	-	-	-	11,779	-	11,779
Fixed assets	-	-	-	1,158	-	1,158
Other assets	-	-	-	-	9,806	9,806
Total assets	103,549	-	-	482,264	84,415	670,228

Liabilities
Payables due to other financial institutions	-	-	5,046	-	9,466	14,512
Deposits:
At call	-	172,352	-	-	-	172,352
Term deposits	-	137,787	-	-	-	137,787
Medium term deposit notes	-	-	933	-	-	933
Certificates of deposit	-	-	59,206	-	-	59,206
Derivative financial instruments	-	-	-	-	39,405	39,405
Trading liabilities and other financial liabilities designated at fair value	134	-	-	-	9,669	9,803
Acceptances	-	-	272	-	-	272
Debt issues	-	-	165,659	-	-	165,659
Life insurance liabilities	-	-	-	-	7,002	7,002
Other liabilities	-	-	-	-	11,316	11,316
Loan capital	-	-	8,173	-	-	8,173
Total liabilities	134	310,139	239,289	-	76,858	626,420
Total equity	-	-	1,982	41,976	(150)	43,808
Total net	103,415	(310,139)	(241,271)	440,288	7,707	-

INTERIM RESULTS 2012

INTERIM 2012 reported

financial information (unaudited)

Note 22. Funding view of the balance sheet (continued)

	As at 31 March 2011
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	1,021	-	-	3,760	-	4,781
Receivables due from other financial institutions	2,613	-	-	2,769	3,599	8,981
Trading securities, other financial assets designated at fair value and available-for-sale securities	47,740	-	-	-	13,493	61,233
Derivative financial instruments	-	-	-	-	31,555	31,555
Loans	33,598	-	-	450,609	-	484,207
Life insurance assets	-	-	-	-	9,586	9,586
Goodwill and other intangibles	-	-	-	11,595	-	11,595
Fixed assets	-	-	-	1,090	-	1,090
Other assets	-	-	-	-	8,930	8,930
Total assets	84,972	-	-	469,823	67,163	621,958

Liabilities
Payables due to other financial institutions	-	-	7,914	-	4,959	12,873
Deposits:
At call	-	169,840	-	-	-	169,840
Term deposits	-	118,980	-	-	-	118,980
Medium term deposit notes	-	-	881	-	-	881
Certificates of deposit	-	-	52,797	-	-	52,797
Derivative financial instruments	-	-	-	-	35,258	35,258
Trading liabilities and other financial liabilities designated at fair value	166	-	-	-	7,534	7,700
Acceptances	-	-	418	-	-	418
Debt issues	-	-	153,179	-	-	153,179
Life insurance liabilities	-	-	-	-	8,723	8,723
Other liabilities	-	-	-	-	10,940	10,940
Loan capital	-	-	8,250	-	-	8,250
Total liabilities	166	288,820	223,439	-	67,414	579,839
Total equity	-	-	1,923	40,948	(752)	42,119
Total net	84,806	(288,820)	(225,362)	428,875	501	-

INTERIM RESULTS 2012

INTERIM 2012 reported

financial information (unaudited)

Note 23. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers.  The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands.  Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least June 2012, pending further developments in similar litigation commenced against another Australian bank.

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to lodge a claim as a creditor in the liquidation of the Bell Group, but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability was approximately $188 million after taking into account its arrangements with the other banks. As a result of the judgment, Westpac paid this amount into court. The banks have appealed the decision, which was heard in June 2011 in the Court of Appeal of the Supreme Court of Western Australia. The decision is yet to be handed down.

Note 24. Events subsequent to balance date

No matter or circumstance has arisen since half year ended 31 March 2012 which is not otherwise dealt with in the interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

INTERIM RESULTS 2012

oTHER INFORMATION

financial information

6.            Other Information

6.1          Exchange Rates

Six months to/as at	31 March 2012		30 September 2011		31 March 2011
Currency	Average	Spot	Average	Spot	Average	Spot
US$	1.0334	1.0413	1.0575	0.9763	0.9963	1.0340
GBP	0.6578	0.6512	0.6523	0.6265	0.6263	0.6419
NZ$	1.2967	1.2691	1.2956	1.2746	1.3164	1.3586

INTERIM RESULTS 2012

INTERIM 2012 CASH EARNINGS

financial information

6.2          Financial Calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depositary Receipts in New York. Westpac Convertible Preference Shares (Westpac CPS), Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II) are listed on the ASX.

Important dates for shareholders to note over the following months are:

Ex-dividend date for final dividend	14 May 2012
Record date for interim dividend (Sydney)[1]	18 May 2012
Record date for interim dividend (New York)[2]	17 May 2012
Interim dividend payable	2 July 2012
Financial year end	30 September 2012
Final results and ordinary share dividend announcement	5 November 2012
Ex-dividend date for final dividend	9 November 2012
Record date for final dividend (Sydney)[1,3]	15 November 2012
Record date for final dividend (New York)[2,3]	14 November 2012
Annual General Meeting[4]	13 December 2012
Final dividend payable[3]	20 December 2012

Important dates for Westpac CPS investors to note over the following months are:

Record date for September semi-annual dividend	22 September 2012
Payment date for September semi-annual dividend	2 October 2012

Important dates for Westpac SPS and Westpac SPS II investors to note over the following months are:

Record date for June quarter distribution	22 June 2012
Payment date for June quarter distribution	2 July 2012
Record date for September quarter distribution	22 September 2012
Payment date for September quarter distribution	2 October 2012

Share Registries

Australia	New Zealand
Ordinary shares on the main register, Westpac CPS, Westpac SPS and Westpac SPS II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 16, Brookfields House, 19 Victoria Street West
Sydney NSW 2000 Australia	Auckland 1142 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1030, New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.com
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York	For further information contact:

Depositary in USA for American Depositary Receipts (ADS)[5] JP Morgan Chase Bank, N.A.	Media: Paul Marriage, Head of Media Relations,
PO Box 64504	+61 2 8219 8512
St Paul MN 55164-0504
USA	Analysts and Investors:
Website: www.adr.com Email: jpmorgan.adr@wellsfargo.com Telephone: +1 800 990 1135 (toll free in US and Canada) International: + 1 651 453 2128	Andrew Bowden, Head of Investor Relations, +61 2 8253 4008

1 Final participation date for Dividend Reinvestment Plan (DRP).

2 Dividends will be converted to local currency at the ruling rate on the day of record.

3 Dates will be confirmed at the time of announcing the 2012 final results.

4 Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to Shareholders in November 2012.

5 Each ADS is comprised of five fully paid ordinary shares.

INTERIM RESULTS 2012

SEGMENT

RESULT

7.0        SEGMENT RESULT

7.1        Half Year Segment Reported Results

Six Months to 31 March 2012	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand[1]	Pacific Banking	Group Businesses[2]	Group
Net interest income	2,687	1,438	198	4,323	781	587	72	422	6,185
Non-interest income	581	280	776	1,637	703	165	77	65	2,647
Net operating income	3,268	1,718	974	5,960	1,484	752	149	487	8,832
Operating expenses	(1,549)	(755)	(561)	(2,865)	(480)	(321)	(48)	(182)	(3,896)
Impairment charges	(218)	(240)	(6)	(464)	(65)	(76)	(10)	7	(608)
Profit from ordinary activities before income tax expense	1,501	723	407	2,631	939	355	91	312	4,328
Tax expense	(452)	(218)	(120)	(790)	(276)	(97)	(31)	(133)	(1,327)
Net profit	1,049	505	287	1,841	663	258	60	179	3,001
Net profit attributable to non-controlling interests	-	-	(3)	(3)	-	(1)	(5)	(25)	(34)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,049	505	284	1,838	663	257	55	154	2,967

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	-	24	24
Treasury shares	-	-	-	-	-	-	-	12	12
Ineffective hedges	-	-	-	-	-	-	-	(8)	(8)
Merger transaction and integration expenses	-	-	-	-	-	-	-	-	-
FV gain / (loss) on economic hedges	-	-	-	-	-	-	-	20	20
Amortisation of intangible assets[3]	-	64	10	74	-	-	-	-	74
Fair value amortisation of financial instruments[4]	-	-	-	-	-	-	-	18	18
Tax consolidation adjustment[5]	-	-	-	-	-	-	-	-	-
Buyback of government guaranteed debt	-	-	-	-	-	-	-	(5)	(5)
Tax provision	-	-	-	-	-	-	-	-	-
Supplier program	-	-	-	-	-	-	-	93	93
Cash Earnings	1,049	569	294	1,912	663	257	55	308	3,195

1      New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2012 (1.2967)

2      Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)  Non-interest income $9 million credit

ii) Tax expense $9 million debit

3      Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships, as well as intangible assets (management contracts) related to the J O Hambro acquisition.

4      Amortisation of fair value adjustments recognised on merger with St.George.

5      Impact of finalisation of tax consolidation impact in relation to the merger with St.George for the years subsequent to 2010.

INTERIM RESULTS 2012

SEGMENT

RESULT

7.1.       Half Year Segment Reported Results (continued)

Six months to 30 September 2011 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand[1]	Pacific Banking	Group Businesses[2]	Group
Net interest income	2,684	1,479	226	4,389	782	573	64	343	6,151
Non-interest income	547	283	816	1,646	552	154	59	4	2,415
Net operating income	3,231	1,762	1,042	6,035	1,334	727	123	347	8,566
Operating expenses	(1,562)	(763)	(530)	(2,855)	(470)	(322)	(46)	(60)	(3,753)
Impairment charges	(274)	(213)	(1)	(488)	78	(84)	(18)	(18)	(530)
Profit from ordinary activities before income tax expense	1,395	786	511	2,692	942	321	59	269	4,283
Tax expense	(401)	(236)	(155)	(792)	(281)	(98)	(19)	(30)	(1,220)
Net profit	994	550	356	1,900	661	223	40	239	3,063
Net profit attributable to non-controlling interests	-	-	(2)	(2)	-	(1)	(3)	(27)	(33)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	994	550	354	1,898	661	222	37	212	3,030

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	-	(6)	(6)
Treasury shares	-	-	-	-	-	-	-	(13)	(13)
Ineffective hedges	-	-	-	-	-	-	-	17	17
Merger transaction and integration expenses	-	-	-	-	-	-	-	32	32
FV gain / (loss) on economic hedges	-	-	-	-	-	-	-	(26)	(26)
Amortisation of intangible assets[3]	-	65	9	74	-	-	-	-	74
Fair value amortisation of financial instruments[4]	-	-	-	-	-	-	-	63	63
Tax consolidation adjustment[5]	-	-	-	-	-	-	-	-	-
Buyback of government guaranteed debt	-	-	-	-	-	-	-	(15)	(15)
Tax provision	-	-	-	-	-	-	-	(23)	(23)
Cash Earnings	994	615	363	1,972	661	222	37	241	3,133

1      New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Second Half 2011 (1.2956).

2      Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)  Non-interest income $5 million debit

ii) Income tax expense $5 million credit

3      Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

4      Amortisation of fair value adjustments recognised on merger with St.George.

5      Impact of the finalisation of the tax consolidation in relation to the merger with St.George for the years subsequent to 2010.

INTERIM RESULTS 2012

SEGMENT

RESULT

7.1.       Half Year Segment Reported Results (continued)

Six months to 31 March 2011 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand[1]	Pacific Banking	Group Businesses[2]	Group
Net interest income	2,575	1,427	177	4,179	761	544	58	303	5,845
Non-interest income	544	266	797	1,607	630	150	48	67	2,502
Net operating income	3,119	1,693	974	5,786	1,391	694	106	370	8,347
Operating expenses	(1,525)	(744)	(499)	(2,768)	(468)	(305)	(39)	(73)	(3,653)
Impairment charges	(273)	(180)	5	(448)	12	(101)	(7)	81	(463)
Profit from ordinary activities before income tax expense	1,321	769	480	2,570	935	288	60	378	4,231
Tax expense	(400)	(231)	(141)	(772)	(280)	(81)	(17)	915	(235)
Net profit	921	538	339	1,798	655	207	43	1,293	3,996
Net profit attributable to non-controlling interests	-	-	(5)	(5)	-	(2)	(3)	(25)	(35)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	921	538	334	1,793	655	205	40	1,268	3,961

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	-	27	27
Treasury shares	-	-	-	-	-	-	-	7	7
Ineffective hedges	-	-	-	-	-	-	-	(4)	(4)
Merger transaction and integration expenses	-	-	-	-	-	-	-	34	34
FV gain / (loss) on economic hedges	-	-	-	-	-	-	-	62	62
Amortisation of intangible assets[3]	-	64	8	72	-	-	-	-	72
Fair value amortisation of financial instruments[4]	-	-	-	-	-	-	-	6	6
Tax consolidation adjustment[5]	-	-	-	-	-	-	-	(1,110)	(1,110)
Buyback of government guaranteed debt	-	-	-	-	-	-	-	20	20
Tax provision	-	-	-	-	-	-	-	93	93
Cash Earnings	921	602	342	1,865	655	205	40	403	3,168

1     New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2010 (1.3164).

2      Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)  Non-interest income $7 million debit

ii) Income tax expense $7 million credit

3     Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

4     Amortisation of fair value adjustments recognised on merger with St.George.

5     Impact of the finalisation of the tax consolidation in relation to the merger with St.George for the years subsequent to the 2010 financial year.

INTERIM RESULTS 2012

SEGMENT

RESULT

7.2      Cash Earnings Adjustments

$m	Half Year March 12	Half Year Sept 11	Half Year March 11
Cash earnings adjustments comprise:
TPS revaluations[1]	24	(6)	27
Treasury shares[2]	12	(13)	7
Ineffective hedges[3]	(8)	17	(4)
Merger transaction and integration expenses4a	-	32	34
FV gain / (loss) on economic hedges[5]	20	(26)	62
Amortisation of intangible assets4b	74	74	72
Fair value amortisation of financial instruments4c	18	63	6
Tax consolidation adjustment4d	-	-	(1,110)
Buyback of government guaranteed debt[6]	(5)	(15)	20
Tax provision[7]	-	(23)	93
Supplier program[8]	93	-	-
Total	228	103	(793)

Notes

Cash Earnings Adjustments

(1)                       Hybrid revaluations

TPS revaluations

Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore, there is a mismatch in the timing of income recognition in the reported results. The mismatch is added back to reported results in deriving Cash Earnings as it does not affect the Group’s profits over time.

(2)                       Treasury shares

Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

(3)                       Ineffective hedges

The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

(4)                       St.George merger and J O Hambro acquisition related Cash Earnings adjustments:

(a)    as part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they do not impact the earnings expected from St.George following the integration period.  As the merger was completed over three years ago, no further merger transaction expenses will be incurred;

(b)    amortisation of intangible assets – The merger with St.George resulted in the recognition of core deposits intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

interim RESULTS 2011

Group RESULTS

reported results

(b)   amortisation of intangible assets – The acquisition of J O Hambro, previously a privately owned London-based boutique equity investment manager, by BTIM during First Half 2012 resulted in the recognition of management contract intangible assets.  These intangible items are amortised over their useful lives, ranging between five and 20 years.  The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

(c)    the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, has been treated as a cash earning adjustment; and

(d)    tax consolidation adjustment – finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million in First Half 2011. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and because they do not reflect ongoing operations.

(5)                       Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

-              The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting Non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

-               the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

-               the unrealised fair value gains/(losses) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge.

(6)                       Gain/(loss) on buyback of Government guaranteed debt

During 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis points fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred is recognised at the time of the buybacks. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between reported earnings and Cash Earnings.

(7)                       Tax Provision

In First Half 2011, the Group increased tax provisions by $93 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflects the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it relates to the global management of existing tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution. In Second Half 2011, several of these outstanding matters were resolved. As a result $23 million of the provision was not required. This benefit was also treated as a Cash Earnings adjustment.

(8)                       Significant items

Supplier Program

In First Half 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations.  These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce.  Given the significant size of these expenses and that they are not considered in determining dividends they are being treated as Cash Earnings adjustments.

interim RESULTS 2012

glossary

8.0        Glossary

Earnings	Cash Earnings

Net profit attributable to owners of WBC adjusted for the impact of the economic hedges related to TPS, earnings from Treasury shares, gains/losses on ineffective hedges, the impact of unrealised New Zealand earnings hedges gains/losses, and the impact of integration costs and the amortisation of certain intangibles in relation to the merger with St.George, fair value gains/losses on economic hedges, tax consolidation adjustment, buyback of Government guaranteed debt, provision adjustment, costs associated with the supplier program and the amortisation of intangibles relating to the acquisition of J O Hambro.

Shareholder Value	Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (statutory basis).
	Cash Earnings per ordinary share	Cash Earnings divided by the weighted average ordinary shares (Cash Earnings basis).
	Weighted average ordinary shares (Cash Earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.
	Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group ‘Treasury shares’.
	Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
	Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
	Dividend payout ratio – Cash Earnings	Ordinary dividend divided by Cash Earnings.
	Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
	Cash ROE	Cash Earnings divided by average ordinary equity.
	Cash Earnings to average tangible equity	Cash Earnings divided by average tangible ordinary equity.
	Average ordinary equity	Average total equity less average non-controlling interests.
	Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
	Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number ordinary shares on issue (statutory basis)
Productivity and efficiency	Operating expenses	Operating expenses do not include impairment charges on loans.
	Expense to income ratio	Operating expenses divided by net operating income.
Total banking expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George Banking Group, WIB, Private Bank (part of BTFG), New Zealand banking operations, Pacific Bank and the Group Businesses.

	Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
	Deposit to loan ratio	Deposit to loan ratio net of provisions

interim RESULTS 2012

glossary

Business Performance	Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.
	Net interest margin	The net interest margin is calculated by dividing net interest income by average interest earning assets.
	Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
	Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
	Divisional margin	Net interest income (excluding capital benefit) for a division as a percentage of the average interest earning assets for that division.
Capital Adequacy	Total regulatory capital ratio	Total regulatory capital as defined by APRA divided by risk-weighted assets.
	Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk-weighted assets.
	Common equity Tier 1 capital ratio	Total common equity capital as defined by APRA divided by risk weighted assets.
Risk Weighted Assets (RWA)

Assets (both on and off-balance sheet) of Westpac are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit Risk Weighted Assets

Credit risk weighted assets represent risk-weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude equity risk, market risk, operational risk, interest rate risk in the banking book and other assets. Note 18 in Section 5 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

Asset quality	Individually Assessed Provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the income statement.

Collectively Assessed Provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

■     facilities 90 days or more past due, and not well secured – exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

■     non-accrual assets – exposures with individually assessed impairment provisions held against them, excluding restructured loans;

■     restructured assets – exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

■     other assets acquired through security enforcement (includes other real estate owned) – includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

■     any other assets where the full collection of interest and principal is in doubt.

interim RESULTS 2012

glossary

Asset quality (cont’d)	90 days past due – well secured

Includes facilities where:

■               contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

■               the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

	Watchlist and Substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
	Stressed assets	Stressed assets are Watchlist and Substandard, 90 days past due well secured and impaired assets.
Total Committed Exposure (TCE)

Total Committed Exposure (TCE) represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and under-writing risk.

Other	Accounting reclassifications

Adjustments made for accounting treatments that have the effect of grossing up the income statement (primarily between income and tax expense/profits attributable to non-controlling interests). Key reclassifications include gross ups for policyholder tax recoveries and the impact of Treasury shares. These adjustments have no impact on Cash Earnings.

	First Half 2012	Six months ended 31 March 2012.
	Second Half 2011	Six months ended 30 September 2011.
	First Half 2011	Six months ended 31 March 2011.
	Prior comparative period	Refers to the six months ended 31 March 2011
	Prior half / Prior period	Refers to the six months ended 30 September 2011
St.George

In this announcement references to ‘St.George’ refer to the division and its brands namely: ‘St.George Bank’, ‘Bank of Melbourne’, and ‘BankSA’ , and RAMS unless it clearly means the St.George Bank brand.